OFFERING CIRCULAR
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A/A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

BioSculpture Technology, Inc.

Commission File Number: 0001606799

Delaware

UNITED STATES:
BioSculpture Technology, Inc.
C/O: Alternative Securities Markets Group
9107 Wilshire Blvd.
Suite 450
Beverly Hills, California 90210
Phone: (213) 407-4386

3845– Electromedical and Electrotherapeutic Apparatus	**45-266608**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

PART I - NOTIFICATION UNDER REGULATION A

Item 1. Significant Parties

(a) (b) Directors and Officers.

Name and Address	Position(s) Held
Mr. Robert L. Cucin, MD JD	President, Chief Executive Officer, Chairman
BioSculpture Technology, Inc, 1701 South Flagler Drive, Suite 607, West Palm Beach, Florida 33401	
Ms. Deborah Salerno	CFO, Director
BioSculpture Technology, Inc, 1701 South Flagler Drive, Suite 607, West Palm Beach, Florida 33401	
Mr. Jonas Gayer CPA	Treasurer, Director
BioSculpture Technology, Inc, 1701 South Flagler Drive, Suite 607, West Palm Beach, Florida 33401	
Ms. Julia Cucin	Secretary, Director
BioSculpture Technology, Inc, 1701 South Flagler Drive, Suite 607, West Palm Beach, Florida 33401	
Mr. Ralph Prosceno	Director, N.E. Sales Manager
BioSculpture Technology, Inc, 1701 South Flagler Drive, Suite 607, West Palm Beach, Florida 33401	

None of our directors or executive officers has, during the past three years, (1) had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within three years prior to that time; (2) been convicted in a criminal proceeding or subject to a pending criminal proceeding; (3) been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities; or (4) been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

There are no arrangements or understandings between any two or more of our directors or executive officers. There is no arrangement or understanding between any of our directors or executive officers and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current board of directors. There are also no arrangements, agreements or understandings between non-management shareholders that may directly or indirectly participate in or influence the management of our affairs.

(c) General Partners of the Issuer N/A

(d) (e) Recorded and Beneficial owners of 5 percent or more of any class of the issuer's equity securities.

The following provides the names and addresses of each of the BioSculpture Technology, Inc., Inc. affiliates who own 5% or more of any class of our preferred or common stock:

Name and Address of Record Owner	Shares of Voting Stock of Record Owned	Percentage of Total Voting of Record Owned
Dr. Robert L. Cucin(1) (2)	Preferred Common	0% 90%

(1) Dr. Robert Cucin is the Founder, President and Chief Executive Officer of BioSculpture Technology, Inc.
(2) Address: BioSculpture Technology, Inc, 1701 South Flagler Drive, Suite 607, West Palm Beach, Florida 33401

(f) Promoters of the issuer

BioSculpture Technology, Inc.
1701 South Flagler Drive
Suite 607
West Palm Beach, Florida 33401
Phone: (561) 651-7816
http://www.BioSculptureTechnology.com

Alternative Securities Markets Group
9107 Wilshire Blvd.
Suite 450
Beverly Hills, California 90210
Phone: (213) 407-4386
http://www.AlternativeSecuritiesMarket.com

g) Affiliates of the issuer.

Affiliates of the Issuer include the current executives and directors of BioSculpture Technology, Inc.:

Robert L. Cucin MD JD	CEO, Chairman, Director
Debbie Salerno	CFO, Director
Julia Cucin	Secretary, Director
Jonas Gayer	Treasurer, Director
Ralph Prosceno	Director, N.E. Sales Manager

(h) Counsel for Issuer and Underwriters.

Mr. Simon Taylor, Esq.
777 South Flagler Drive
Suite 800 West Tower
West Palm Beach, Florida 33401

At this time of this Amendment there is no underwriter(s) in connection with this offering.

The Alternative Securities Market Group (ASM) maintains an online portal for investors to purchase into our offering, and performs certain services for us in connection with the offering such as but not limited to distributing ongoing reports about our company. ASM is exclusively an ancillary service provider that will be reimbursed for documented expenses. The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering.

Although both BioSculpture Technology, Inc. and ASM believe ASM's web portal will be sufficient to ensure success of the offering, the Company's relation with ASM is non-exclusive and the Company both has and reserves the right to enlist the aid of FINRA registered broker dealers if it is necessary to ensure success of the Offering. If so an appropriate Amendment shall be filed in a timely fashion.

To facilitate BioSculpture Technology, Inc.'s liquidity at the onset of this Offering, in lieu of $5,793 cash for its assistance in the obtaining a CIK No. and its assistance in the preparation of the registration statement, ASM has agreed to accept 2,414 shares of common stock consistent with the $2.40/share valuation of this Offering and representing .04% of currently authorized and outstanding common shares.

ASM will **not** receive any selling commissions; nor will it receive any fixed percentage of the Offering Proceeds as might a FINRA registered broker dealer. ASM will only receive documented expenses. Although ASM's expenses are likely to be somewhat proportional to the amount raised as they will be incurred during the duration of the raise, reimbursement of such documented expenses is **capped at an expense amount not to exceed 5% of the Offering proceeds**. Hence ASM does **not** qualify as an underwriter.

(i) through (m) None

Item 2. Application of Rule 262.

No persons identified in response to Item 1 are subject to any of the disqualification provisions as set forth in Rule 262.

Item 3. Affiliate Sales.

None of the proposed offering involves the resale of securities by affiliates of the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years. The Company has spent expenditures in excess of revenues the past two years developing its products and marketing plans.

Item 4. Jurisdictions in which Securities are to be offered

(a) The Securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers or salespersons.

(b) The Securities in this proposed offering shall be offered in the following jurisdictions (but not limited to), subject to qualification in each State, as necessary:

- California
- New York
- Florida
- Illinois

- Texas
- New Jersey
- Pennsylvania
- Nevada
- Arizona

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website which can be viewed at http://www.AlternativeSecuritiesMarket.com. as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, a California Stock Corporation which is a shareholder in BioSculpture Technology, Inc.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Shares, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to BioSculpture Technology, Inc. and wire or mail funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any State-Specific Investor Suitability Standards.

Item 5. Unregistered Securities Issued or Sold Within One Year.

An option pool of 872,688 shares, equal to the size of 15% of the common outstanding after conversion of the bond holders principal and interest from the Company's Convertible Note Offering of 2010 was authorized as the Stock Issue / Stock Option Plan of 2011. Options for 643,000 Shares (10.7% of current float) have been issued this far and options remain for the remaining 243,731 shares in the pool. The current option awards, the nature of the option, and its vesting are tabulated below.

Option Holders*	Grant	Shares	% Float	Vesting	Exercise Price	Type	Class
Robert Cucin	11/16/2011	174,000	2.9%	11/16/2012	$2.18	Installment	NSO
Jack Meskunas	11/16/2011	116,000	1.9%	11/16/2012	$2.18	Installment	NSO
Jonas Gayer	11/16/2011	58,000	1.0%	11/16/2012	$2.18	Installment	NSO
Peter Ciriscioli	11/16/2011	58,000	1.0%	11/16/2012	$2.18	Installment	NSO
Ralph Prosceno	11/16/2011	58,000	1.0%	11/16/2012	$2.18	Installment	NSO
Debbie Salerno	11/16/2011	58,000	1.0%	11/16/2013	$2.18	Installment	NSO
Simon Taylor	11/16/2011	58,000	1.0%	11/16/2014	$2.18	Installment	NSO
Dick Yules	11/16/2011	58,000	1.0%	11/16/2014	$2.18	Installment	NSO
Tom Guy	09/20/2013	5,000	0.1%	09/20/2018	$2.18	Installment	NSO

(*) Granted under BioSculpture Technology, Inc.'s 2011 Stock Option / Stock Issue Plan

Item 6. Other Present or Proposed Offerings.

In May of 2014, the Company issued a Regulation "S" Securities Offering to Non-Citizens of the United States for 2,083,333 Shares of the Company's Common Stock at a sales price of $2.40 per share. The Company believes this Common Stock Offering will be closed and fully capitalized prior to this Securities Registration Statement being deemed effective.

Item 7. Marketing Arrangements.

There are no marketing arrangements with respects to this offering. The Offering is on a "Best Efforts" basis and is being offered directly by the Company through its Officers and Directors. There are no plans to stabilize the market for the securities to be offered. The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering.

Item 8. Relationship with Issuer of Experts Named in Offering Statement. None.

Item 9. Use of a Solicitation of Interest Document. None used.

Item 10 Security Ownership of Certain Beneficial Owners and Management

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement and after both this Regulation A Offering and the concurrent Regulation S. Offering will have been completed, the number of shares of Preferred Stock and Common Stock owned of record and beneficially by executive officers, director and persons who hold **5% or more of the outstanding Common Stock of the Company**. Also included are the shares held by all executive officers and directors as a group.

		Before the Offering	After the Offering
Name and Address	Amount and nature of Beneficial Ownership	Number of shares and (Percentage) of Class	
Robert Cucin, MD JD	Direct	Preferred Shares (0%) Common Shares (90.3%)	Preferred Shares (0%) Common Shares (53.4%)
Jack Meskunas	Direct	Preferred Shares (0%) Common shares (2.1%)	Preferred Shares (0%) Common Shares (1.2%)

(b) Nominal Ownership

	Before the Offering	After Offering
Total Held by Executive Officers and Directors	Preferred Shares (0%) Common shares (92.4%)	Preferred Shares (0%) Common Shares (54.6%)

Item 11. Interest of Management and Others in Certain Transactions.

Note Payable to Robert L. Cucin

There is a Note currently outstanding to Robert Cucin from the Company totaling $458,698.89 as of July 12, 2014. This mainly represents his Personal Guarantee on three interest bearing bank revolving Lines of Credit but also some direct loans by him to the Company. His Personal Guarantee allows the Company to draw upon those Credit Lines with a low effective interest rate of approximately 4.31%. The breakdown of this Debt and the interest charged on each portion are as follows:

CHASE Line of Credit (5.0%), Personally Guaranteed	$208,613.00
CITIBANK Line of Credit (3.5%), Personally Guaranteed	$99,854.44
BANK OF AMERICA Line of Credit (3.99%), Personally Guaranteed	$57,394.01
Non-interest bearing Note (0%)	$92,837.44
Total Note due Dr. Cucin	$458,698.89

Tool Financing Guarantee by Robert L. Cucin

Dr. Cucin has also Personally Guaranteed the Tooling Financed by VGM; the balance due on that financing is approximately $77,881.

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PART II – OFFERING CIRCULAR

BioSculpture Technology, Inc.

Corporate:

BioSculpture Technology, Inc.

1701 South Flagler Drive, Suite 607

West Palm Beach, Florida 33401

http://www.BioSculptureTechnology.com

Phone: (561) 651-7816

Offering / Investors:

BioSculpture Technology, Inc.

C/O: Alternative Securities Markets Group

9107 Wilshire Blvd., Suite 450

Beverly Hills, California 90210

http://www.AlternativeSecuritiesMarket.com

(213) 407-4386

Best Efforts Offering of 2,083,333 Shares of Common Stock

Offering Price of $2.40 per Common Stock Share:

Maximum Offering: 2,083,333 Common Stock Shares

See: Details of the Offering

DATED: JULY 21ST, 2014

Investing in the Company's Common Stock Shares involves risks, and you should not invest unless you can afford to lose your entire investment. See "Risk Factors" beginning on **page 12**.

We are offering a maximum of 2,083,333 Common Stock Shares (the "Securities"). **The proposed sale will begin upon receipt of qualification from the** SEC. The offering will begin on the effective date and continue until the Company has sold all of the Securities offered hereby or on such earlier date as the Company may close or terminate the Offering. The Securities offered hereby are offered on a "best efforts" basis.

There is, at this time, no public market for the Securities.

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE, AND AN INVESTMENT IN SECURITIES INVOLVES A HIGH DEGREE OF RISK AND IMMEDIATE AND SUBSTANTIAL DILUTION FROM THE OFFERING PRICE. SEE "RISK FACTORS" AND "DILUTION."

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

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ITEM 2: DISTRIBUTION SPREAD

COMMON STOCK SHARES - 1 – 2,083,333

	Number of Securities Offered (1)	Offering Price	Selling Commissions (2)	Proceeds to Company
Per Share	**1**	**$2.40**	**$0.00**	**$2.40**
Total Minimum	**10,417**	**$25,000**	**$0.00**	**$2.40**
Total Maximum	**2,083,333**	**$5,000,000**	**$0.00**	**$5,000,000**

(1) We are offering a maximum of 2,083,333 Common Stock Shares at the price indicated. See "Terms of the Offering."
(2) Although we have not engaged a placement agent or underwriter for this offering, we reserve the right to engage one or more FINRA registered broker dealers to facilitate it. Any such participating broker dealers can be expected to charge customary selling commissions of 5% - 10%. An appropriate Amendment will be filled in a timely fashion if the Company chooses to pursue this option.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSURER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS OFFERING CIRCULAR, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICIATION WOULD BE UNLAWFUL OR ANY PERSON TO WHO IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICIATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE AS HAS BEEN NO CHANGE IN THE AFFAIRS OF OUR COMPANY SINCE THE DATE HEREOF.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OHER THAN AN INVESTMENT IN SECURITIES DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

THIS OFFERING IS SUBJECT TO WITHDRAWAL, CANCELLATION, OR MODIFICATION BY THE COMPANY AT ANY TIME AND WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART NOTWITHSTANDING TENDER OF PAYMENT OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE NUMBER OF SECURITIES SUBSCRIBED FOR BY SUCH INVESTOR.

THE OFFERING PRICE OF THE SECURITIES IN WHICH THIS OFFERING CIRCULAR RELATES HAS BEEN DETERMINED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

NASAA UNIFORM LEGEND:

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR ALL RESIDENTS OF ALL STATES:

THE UNITS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

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ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND DILUTION

Investing in the Company's Securities is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in this Securities Offering.

Medical Technology and Device Industry Risks

The Medical Technology and Device Industry investments are subject to varying degrees of risk. The yields available from equity investments in Medical Technology and Device Industry Companies depends on the amount of income earned and capital appreciation generated by the company as well as the expenses incurred in connection therewith. If any of the Company's products or assets does not generate income sufficient to meet operating expenses, the Company's Common Stock value could adversely be affected. Income from, and the value of, the Company's Products and Assets may be adversely affected by the general economic climate, the General Medical Technology and Device Market Conditions such as oversupply of related products or a reduction in demand for Medical Technology and Device products in the areas in which the Company's Products and Assets are located, competition from other Medical Technology and Device Companies, and the Company's ability to provide adequate Medical Technology and Device Products. Revenues from the Company's Products and Assets are also affected by such factors such as the costs of product production and operations, as well as global and national market conditions.

Because Medical Technology and Device Industry investments are relatively illiquid, the Company's ability to vary its asset portfolio promptly in response to economic or other conditions is limited. The relative illiquidity of its holdings could impede the Company's ability to respond to adverse changes in the performance of its Products and Assets. No assurance can be given that the fair market value of the Products Produced or Assets Acquired by the Company will not decrease in the future. Investors have no right to withdrawal their equity commitment or require the Company to repurchase their respective Common Stock interests and the transferability of the Common Stock Shares is limited. Accordingly, investors should be prepared to hold their investment interest until the Company is dissolved and its assets are liquidated.

Regulatory Approvals

The medical device industry is a highly regulated industry. Approval of our current and future products require FDA inspection of our facilities and FDA clearance for sale of new products and their indications. This involves expense with no guarantee such approval or indication for sale will be granted. Sale in European Community requires CE for medical device sales and other countries have similar agencies from which approval must be sought. These approvals require the assistance of paid consultants and certain testing which result in additional expenses and delays.

The pneumatic Airbrush® Liposculptor II hand piece and its associated components which together comprise the pneumatically powered Airbrush® Liposculpture system currently offered by BioSculpture Technology, Inc. have already received 510(k) clearance for sale (k031881).

The streamlined next generation electrical wand that will replace it Airbrush® Liposculptor IIE has not yet been submitted to the FDA. It will require clearance before sale and will be submitted to the FDA under a 510(k) as substantially equivalent to the hand piece it will replace.

The Intellimotion® Controller which powers Airbrush® Liposculptor II has already received a 510(k) clearance for sale for use in conjunction with it. The relatively minor upgrade which maintains substantially equivalence to the current model which will allow it to not only remain backwards compatible but also have the added capability of powering Airbrush® Liposculptor IIE, EVL™ and Airbrush® III will have to receive a new 510(k) clearance for use with each individual device as a system.

Likewise, the EVL™ and Airbrush® III hand pieces will require FDA clearance before sale and will be submitted under 510(k)'s as substantially equivalent to earlier devices. Consistent with these planned 510(k) submissions, marketing for these three devices will be limited to their use in subcutaneous liposuction. No "off-label" uses can be or will be promoted.

Before the Company can market EVL™ as a device specifically for visceral lipectomy and even more specifically for the treatment of obesity, metabolic syndrome and type 2 diabetes mellitus, it will require additional FDA submission(s) that may include clinical studies and a premarket approval (PMA) which is a substantially more expensive and more lengthy approval process than a 510 (k).

Building Manufacturing Capacity and Certification

In order to commercialize our products in volume, we need to either build additional internal manufacturing capacity or contract with one or more manufacturing partners, or both. Our technology and the manufacturing process for our products is highly complex, involving a larger number of unique parts, and we may encounter unexpected difficulties in manufacturing our products. There is no assurance that we will be able to continue manufacturing our products. There is no assurance that we will be able to continue to build manufacturing partners, or both, to meet the volume and quality requirements necessary to be successful in the market. Manufacturing and product quality issues may arise as we increase the scale of our production. If our products do not consistently meet our customers' performance expectations, our reputation may be harmed, and we may be unable to generate sufficient revenue to become profitable. Any delay or inability in establishing or expanding our manufacturing capacity could diminish our ability to develop or sell our products, which could result in lost revenue and seriously harm our business, financial condition and results of operation.

We rely on other companies for the manufacture of devices, components and sub-assemblies. We may not be able to successfully scale the manufacturing process necessary to build and test multiple products on a full commercial basis, in which event our business would be materially harmed.

In addition to the need to maintain suitable, efficient, and safe production facilities to meet consumer demand, the company is required to maintain such current good manufacturing practices (GMP) in accordance with 21 CFR §820.20 and §820.70. Failure to comply with such standards and federal law will result in investigation by the FDA and the potential for injunction of offending operations and damage to the Company's reputation.

Our Products are complex and involve a large number of unique components, many of which require precision manufacturing. The nature of the products requires customized components that are currently available from a limited number of sources, and in some cases, sole or single sources. If we are unable to secure a sufficient supply of these product components, we will be unable to manufacture and sell our products in a timely fashion or in sufficient quantities or under acceptable terms. Additionally, for those components that are currently purchased from a sole or single source supplier, we have not yet arranged for alternative suppliers. It might be difficult to find alternative suppliers in a timely manner and on terms acceptable to us.

For international sales it is imperative that BioSculpture Technology, Inc. obtain CE certification as the device regulatory agencies of many companies require that in addition to their own or U.S. FDA approval for sale. Although the Company has employed independent testers and consultants to assure its products, manufacturing methods, tests and procedures are in conformity with ISO 9001, ISO 13485 and other applicable guidelines for such certification, the Company has not yet obtained CE for Airbrush® Liposculptor II and it must obtain such certification for any future products as well to facilitate international sales. This may lead to additional costs and delays before international sales are realized.

Customer Base Acceptance

The Airbrush® Liposculptor II is a Twin Cannula Assisted Liposuction ("TCAL") device that offers particular advantage in the removal of fat from significantly overweight and obese patients. Therefore the typical purchasing surgeon is a board certified plastic surgeon, cosmetic surgeon, otolaryngologist or gynecologist who performs liposuction surgeries in volumes larger than 1,500 to 3,000 gm. (3.3 to 6.6 lbs.) per session and does so in suitability inspected and accredited facilities.

While the Company believes it can further develop the existing customer base, and develop a new and broader base through the development and marketing of Airbrush® IIE, an electrical medium and large volume TCAL device, and Airbrush® III which targets the dermatologists and cosmetic surgeons performing smaller volume liposuctions in less well-equipped offices and spas, the inability of the Company to further develop such a customer base could have a material adverse effect on the Company. Although the Company believes that its product matrix offers advantages over competitive companies and products and will promote its products and methods in a coordinated internet and conventional, trade and lay advertising campaign, no assurance can be given that BioSculpture Technology, Inc.'s products will attain a degree of market acceptance on a sustained basis or that it will generate revenues sufficient for sustained profitable operations.

Competition

Competition in the Power Assisted Liposuction Market ("PAL") exists from vibrating short stroke single cannula devices such as MicroAire's PAL2000 which currently markets for $14,000 and has captured 2/3 of the market for PAL. Byron Medical (having been acquired by Mentor, now part of the Ethicon Division of Johnson and Johnson) as a non-exclusive license of the earliest patent of Rocin Laboratory, Inc.'s Liposuction portfolio to which the Company now has an exclusive, paid-up, royalty-free, perpetual license, captured 25% of the market with its ARC®II reciprocating device and its now expired license. Our Airbrush® Liposculptor III to be marketed for $9,000 because of it low COGS directly targets the same PAL market as the MicroAire device in particular as it offerings a cheaper device with less vibration because of the stationary barb to which the vacuum tubing is attached. It is highly unlikely that MicroAire will relinquish its market share of the liposuction market willingly but we believe our better design and lower cost of goods will allow us to compete successfully.

Competition also exists from LASER-Assisted Liposuction ("LAL") devices and Ultrasound-Assisted Liposuction devices ("UAL") which market in the range of $100,000 and $40,000 respectively. Both melt the fat, expose the patient to the risk of burns, and require manual or PAL devices to remove the dissolved fat. A recent entry of unproven merit Water-Assisted Liposuction ("WAL") has garnered a few proponents and markets for $60,000.

There are also transcutaneous microwave, LASER and ultrasound devices that may offer limited spot improvements of fatty deposits over multi-visit treatments of select, suitably motivated patients. However, in spite of their overhyped promotions, these non-invasive devices are not appropriate for the two-thirds of the population requiring the more significant and dramatic changes to their bodies that only surgery can provide. Effective or not, there will always be some appeal for the public to try a non-invasive treatment first before resorting to surgery.

When we enter the bariatric market with our EVL™ device, it is likely Allergan's Lap-Band® will be our principal competitor. They have an established, albeit declining market share but it is unlikely they will relinquish it without aggressive advertising and promotion. In addition there are brand loyalty and vested interests. We believe our patented procedure and device which does not involve leaving behind a foreign body, cutting into the stomach or bowel, or rearranging the body's alimentary plumbing, and offers the ability for retreatment to avoid a weight loss plateau can confer a substantial market advantage for us and overcome these potential obstacles. There is however no assurance that this will be the case.

Where there does exist some current competition, Management believes that BioSculpture Technology, Inc.'s products are technologically-advanced, well positioned, top quality, and unique in nature and the advantages they provide. There are currently no other TCAL products on the market and Airbrush® IIE offers an improved electromechanical entry for this large volume sector. However market acceptance cannot be assured. The expertise of Management combined with the innovative nature of its marketing approach, and the potential strength of its brands set the Company apart from its competitors. However, there is the possibility that new competitors could seize upon BioSculpture Technology, Inc.'s business model and produce reverse-engineered competing products or services with similar focus in spite of our issued and pending patent, EPO and PCT protection.

Although we have multiple pending patent applications for improvements upon it and have obtained patents for its endoscopic use in the removal of visceral fat within the abdomen, twin cannula technology is now off patent for subcutaneous liposuction. New competitors could be better capitalized than BioSculpture Technology,

Inc., which could give them a significant advantage. There is the possibility that the competitors could capture market share of BioSculpture Technology, Inc.'s intended market.

Our Ability to Succeed Depends on our Ability to Grow our Business and Achieve Profitability

The introduction of new products and services, and expansion of our distribution channels will contribute significantly to our operational results, and we will continue to develop new and innovative ways to manufacture our products and expand our distribution in order to maintain our growth and achieve profitability. Our future operational success and profitability will depend on a number of factors, including, but not limited to:

- Our ability to manage costs;
- The increasing level of competition in the Medical Device and Technology Industry;
- Our ability to continuously offer new and improved products;
- Our ability to maintain efficient, timely and cost-effective production and delivery of our products;
- The efficiency and effectiveness of our sales and marketing efforts in building product and brand awareness;
- Our ability to identify and respond successfully to emerging trends in the Medical Device and Technology Industry;
- The level of consumer acceptance of our products;
- Regulatory compliance costs; and
- General economic conditions and consumer confidence.

We may not be successful in executing our growth strategy, and even if we achieve targeted growth, we may not be able to sustain profitability. Failure to successfully execute any material part of our growth strategy would significantly impair our future growth and our ability to attract and sustain investments in our business.

Development Stage Business

BioScultpure Technology, Inc. commenced operations in March of 2001 and is organized as a Stock Corporation under the laws of the State of Delaware. Reduction of the twin cannula concept to practice required innovations worthy of 13 patent allowances at the cost of 7 years and almost $1.3M Research and Development until sales of Airbrush® Liposculptor II Systems began in March of 2008.

The market downturn, difficulties in demonstrating a pneumatic device most suitable for larger volume liposuctions in the offices O.R.'s without gas, doctors' declining patient flow, and their generally performing small volume liposuctions at the time, caused management to redirect funds away from marketing to this "large volume, gas powered" liposuction niche and back into research and development of purely electrical devices also suitable to smaller volume liposuctions, and ultimately an entry into the much larger bariatric market. That decision resulted in the pipeline products we plan to introduce with the funds of this Offering but also the absence of any significant sales or any earnings to date.

Although more surgeons are now performing larger volume liposuctions and the Company's planned product line will be electric and now also includes products developed for smaller volume procedures, the

Company's proposed operations are still subject to all business risks associated with new product production and market launch. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that BioSculpture Technology, Inc. will operate profitably.

Inadequacy of Funds

Gross offering proceeds of a maximum of $5,000,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business.

Dependence on Management

In the early stages of development the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon the services of Mr. Robert L. Cucin, MD & JD, the Company's Founder, President and Chief Executive Officer.

Risks of Borrowing

Although the Company does not intend to incur any additional debt from the investment commitments provided in this offering, should the company obtain secure bank debt in the future, possible risks could arise. If the Company incurs additional indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such new indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of members of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and are subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Shares offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Minimum Amount of Capital to be Raised

The minimum amount of Securities that need to be sold in this offering for the Company to access the investment funds is $25,000. After the Minimum Amount of Capital required to be reached, all Investor funds will be transferred from the Company's Investment Holding Escrow Account to the Company. The Company cannot assure you that subscriptions for the entire Offering will be obtained. The Company has the right to terminate this offering of Securities at any time, regardless of the number of Securities that have sold. The Company's ability to meet financial obligations, cash needs, and to achieve objectives, could be adversely affected if the entire offering of Securities is not fully subscribed.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Shares offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements above and beyond those presently known to or anticipated by management. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Control by Management

As of July 12, 2014 the Company's Managers owned approximately 90.3% of the Company's outstanding Common Stock Shares and 0% of the Company's Preferred Stock Shares. Upon completion of this Offering, The Company's Management will own approximately 53.4% of the outstanding Common Stock Shares of the Company and 0% of the outstanding Preferred Stock Shares of the Company. Investors will have not have the ability to control either a vote of the Company's Managers or any appointed officers. The will however have the opportunity to participate in the Shareholder's annual election of Directors. See "DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES" section.

Return of Profits

The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's Operations and Holdings. As a result, the Company does not anticipate paying any cash dividends to its Common Stock Holders for the foreseeable future.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other investment funds, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

The Company's Continuing as a Going Concern Depends Upon Financing

If the Company does not raise sufficient working capital and continues to experience pre-operating losses, there will most likely be substantial doubt as to its ability to continue as a going concern. Because the Company has generated no revenue, all expenditures during the development stage have been recorded as pre-operating losses. Revenue operations have not commenced because the Company has not raised the necessary capital.

Broker - Dealer Sales of Common Shares

The Company's Common Stock Shares are not included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. It is the requirement by all U.S. exchanges and certain quotation systems that a company be a reporting company with the Securities and Exchange Commission to be eligible for listing or quotation by market makers. Although its financials will be regularly available on the Alternative Securities Markets Group website, BioSculpture Technology, Inc. is not and will not be a reporting company with the SEC in connection with this offering.

The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ SmallCap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.

No assurance can be given that the Common Stock Shares of the Company will ever qualify for inclusion on the NASDAQ System or any other trading market until such time as the Managing Members deem it necessary. As a result, the Company's Common Stock Shares are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and qualified investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and will also affect the ability of members to sell their Shares in the secondary market.

Secondary Market

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

Certain Factors Related to Our Common Stock

Because the Company's Common Stock may be considered a "penny stock," and a shareholder may have difficulty selling shares in the secondary trading market.

The Company's Common Stock Securities may be subject to certain rules and regulations relating to "penny stock" (generally defined as any equity security that has a price less than $5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "qualified investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent price information for the penny stocks held in the account, and certain other restrictions. For as long as the Company's Common Stock is subject to the rules on penny stocks, the market liquidity for such securities could be significantly limited. This lack of liquidity may also make it more difficult for the Company to raise capital in the future through sales of equity in the public or private markets.

The price of the Company's Common Stock may be volatile, and a shareholder's investment in the Company's Common Stock could suffer a decline in value.

There could be significant volatility in the volume and market price of the Company's Common Stock, and this volatility may continue in the future. The Company's Common Stock may be listed on the OTCQB, OTCQX, OTCBB, The Bermuda BSX Exchange, the London Stock Exchange's AIM Market, the Canadian TSX Venture Exchange or TMX Exchange, the Irish Stock Exchange, the Frankfurt Stock Exchange and / or the Berlin Stock Exchange, where each has a greater chance for market volatility for securities that trade on these markets as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of "bid" and "ask" quotations and generally lower trading volume. In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, general trends relating to liposuction and bariatric surgery, the Medical Device and Technology Industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our Common Stock and the relative volatility of such market price.

Compliance with Securities Laws

The Company's Securities are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable Florida and New York Securities Laws, and other applicable state securities laws. If the sale of Securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Securities. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Offering Price

The price of the Securities offered has been arbitrarily established by our current Managers, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria.

Lack of Firm Underwriter

The Securities are offered on a "best efforts" basis by the Company Managers, without compensation. If sales through the Alternative Securities Market Group website are slow to materialize or inadequate, it may become necessary to engage certain FINRA registered broker-dealers, which may enter into Participating Broker-Dealer Agreements with the Company on a "best efforts" basis. Accordingly, there is no assurance that the Company, or any FINRA broker-dealer that may be engaged in the future, will sell the maximum Securities offered or any lesser amount.

Projections: Forward Looking Information

Management has prepared projections regarding anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well-funded marketing plan, and other factors influencing the business. The projections are based on Management's best estimate of the probable results of operations of the Company and the investments made by management, based on present circumstances, and have not been reviewed by independent accountants and/or auditing counsel. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into a market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of operations, those results cannot be guaranteed.

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ITEM 4. PLAN OF DISTRIBUTION

A maximum of 2,083,333 Common Stock Shares are being offered to the public at $2.40 per Common Stock Unit. A minimum of $25,000 must be invested prior to the Company having access to the Investment Proceeds. A maximum of $5,000,000 will be received from the offering. No Securities are being offered by any selling shareholders. The Company will receive all proceeds from the sale of Securities after the minimum of $25,000 has be reached. Investor funds will be escrowed until the minimum of $25,000 has been achieved and refunded to Investors if the minimum is not met or if it the Offering is terminated. The minimum investment by an Investor is for 100 shares or $240.00.

The Offering is on a "Best Efforts" basis and is being offered directly by the Company and its Management. There are no plans to stabilize the market for the Securities to be offered. Investors can purchase Securities directly from the Company by completing a Subscription Agreement Online at www.AlternativeSecuritiesMarket.com. Securities can be purchased by check, money order, or bank wire transfer. Investors should call the Company for bank wire transfer instructions should they choose that method of payment for Securities.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, a California Stock Corporation), a shareholder of the Company, can be viewed at ***http://www.AlternativeSecuritiesMarket.com***.

If an underwriter is selected to assist in this offering, the Company will be required to amend the Form 1-A to include the disclosures required regarding engaging an underwriter to assist in the offering.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

Any investor is required to first create an account on the ASM portal and indicate whether he is a foreign national or an Accredited Investor. There is no fee for doing so.

In order to subscribe to purchase the Securities, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **BioSculpture Technology, Inc.** and either mail or wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards. As the ASM website is coded to only permit investors suitable under their applicable state law, ASM will make the initial determination. Final determination of Investor Suitability will be by the Company before that investor's funds are withdrawn from escrow based upon review of completed subscription Agreement, Investor Questionnaire and Form W-9.

Investor payments are made into individual escrow accounts at www.escrow.com. Release of funds from escrow will require the signature of a Corporate Officer of BioSculpture Technology, Inc. upon review of the Investor's signed subscription documents and confirmation of ASM's preliminary determination of Investor suitability pursuant to Federal and applicable state securities laws.

Materials that will be posted on the ASM website as mandatory reporting materials include quarterly un-audited financial sstatements, annual audited financial statements, quarterly conference calls, monthly State of the Company Letters, and any significant corporate actions. See **REPORTS TO SECURITY HOLDERS** for further details.

ITEM 5. USE OF PROCEEDS TO ISSUER

The Company seeks to raise maximum gross proceeds of $5,000,000 from the sale of Securities in this Offering. The Company intends to apply these proceeds substantially as set forth herein, subject only to reallocation by Company Management in the best interests of the Company. Also shown is the application of proceeds if only the minimum of $25,000 is raised.

The Alternative Markets Securities Markets Group (ASM) is assisting with the mechanics of offering including assisting with memorandum preparation, filing, printing, legal, accounting, state registration fees, and website platform listing for sales. ASM will receive all documented expenses of the Offering up to a maximum cap of 5% of Offering proceeds.

A. Sale of Company Common Stock Shares

	Maximum Amount	Percent of Proceeds	Minimum Amount	Percent of Proceeds
Proceeds From Stock Sales	$5,000,000	100%	$25,000	100%

B. Application of Proceeds

Offering Expenses [1]	$250,000	5%	$1,250	5%
Commissions[2]	500,000	10%	$0	0%
Total Offering Expenses & Fees	750,000	15%	$1,250	5%
Net Offering Proceeds	$4,250,000	85%	$23,750	95%
Marketing	$1,481,652	30%	$0	0%
Production, CE[3]	$1,559,351	31%	$0	0%
Debt Reduction	$264,972	5%	$5,000	25%
Legal, Accounting	$295,433	3%	$10,000	40%
Corp. Expenses Y1	$1,47,777	16%	$8,750	35%

[1] Includes estimated memorandum preparation, filing, printing, legal, accounting, state registration fees, and other documented expenses of the Offering that will be paid to the Alternative Markets Securities Group up to a maximum cap of 5% of Offering proceeds.

[2] Conservative corporate budgeting must prepare for the contingency of there being a commission of up to ten percent (10%) of the price of the Common Shares to FINRA Registered Broker Dealers if their assistance becomes necessary to facilitate the Offering. A timely amendment will be filed in that eventuality.

3 Any or all of the 10% set aside for possible FINRA Registered Broker Dealer commissions not so utilized will be applied in equal parts to Production and Marketing expenses as Offering funds are received by the Company.

Total Application of Proceeds	**$5,000,000**	**100%**	**$5,000,000**	**100%**

C. Offering Expenses and Commissions

This Offering is being made by Managing Directors and Officers of BioSculpture Technology, Inc. on a "best efforts" basis who will receive no commission or compensation for their sales.

As indicated in the above Application of Proceeds, ASM will receive reimbursement for all documented expenses associated with this Offering up to a cap of 5% of Offering Proceeds.

Prudent corporate planning requires budgeting up to 10% of Offering proceeds for the commissions to FINRA registered Broker Dealers should their assistance becomes necessary to facilitate the Offering. In such a case an Amendment will be filed in a timely fashion.

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ITEM 6. DESCRIPTION OF BUSINESS

BioSculpture Technology, Inc. (the "Company") was formed on May 18, 2001, as a Delaware Corporation. The Company is in the business of developing, licensing, manufacturing and distributing power assisted liposuction devices and procedures and related medical equipment and technologies.

OPERATIONS:

The Company addresses the vast liposuction and obesity markets with proprietary medical devices and technologies that have received F.D.A. 510(k) clearance for sale. Its existing products are fully commercially saleable and the subject of fifteen (15) previously issued and now expired patents. It has three (3) newly allowed patent applications, more than ten (10) pending patent applications, and eight (8) registered and incontestable trademarks to protect pipeline products it plans to bring to market. These include next generation versions of those currently marketed. BST's patent-pending technology has dramatic advantages for both patient and doctor that make liposuction less painful and less physically taxing, with better results and shorter convalescence. The highly qualified and experienced physician founder and management team are well equipped to capitalize on these opportunities and build the company toward a rapid exit.

The worldwide liposuction market itself is vast. Liposuction is the most commonly performed elective surgical procedure in the world and the most frequently carried out procedure for obesity. According to multi-specialty statistical data released by the American Society for Aesthetic Plastic Surgery (ASAPS), liposuction is the most frequently requested elective procedure and 363,912 liposuction procedures were performed in the U.S. in 2013, up 16.3% from the 2012. The potential market is estimated at $500 million in device sales, and with a typical liposuction surgical fee of $2,866 as reported by the American Society of Plastic Surgeons (ASPS) for 2013, our procedure consumable can tap into this $1 billion million yearly U.S. market in liposuction surgical fees and brand-based patient referrals. Europe, South America and Asia each equal or surpass the U.S. market in potential size.

The Company's gentler-by-design technology has a number of substantial advantages for both patient and doctor. In our second generation Airbrush® Liposculptor II twin-cannula system, only the inner cannula, a tube within a tube, moves, eliminating the to-and-fro battering ram trauma of a single unsheathed cannula being thrust back and forth many thousands of times per hour into a patient during a single surgery. The Company's design helps reduce patient pain, swelling, bruising, unevenness and waviness, blood loss, and the necessity for repeated procedures and helps to shorten convalescence. For the surgeon, by increasing control and eliminating the surgical drudgery, labor and fatigue of manually stroking a single cannula inside the patient, our second generation Airbrush Liposculpture® System ***unleashes the artist in the surgeon®***. By reducing anesthesia time and the necessity of corrective procedures, generally carried out at the surgeon's expense in his office, our system saves the doctor money and pays for itself in the first two years of typical usage.

Airbrush® Liposculptor IIE, already in prototype stage and shortly ready for FDA 510(k) submission, will be introduced to offer a sleeker electrical alternative to pneumatic power and minimize vibration even further with stationary vacuum tubing, utilizing the tube-within-a-tube concept at the back end as well as the front end of the instrument.

Two non-exclusive licenses of the first generation technology captured more than 25% of a market which grew to over $150 million a year. Under one license, NuMed and UAM manufactured a reusable electric, single cannula device. Under a second, Byron Medical and Mentor, acquired by the Ethicon Division of Johnson and Johnson, manufactured a disposable, air-driven, single cannula device. The underlying patent and those licenses are now expired.

The twin-cannula tissue removal platform has already received pre-market clearance for sale from the FDA under 510(k) #031881 and the company has obtained certificates for export. The Company has opened the Asian market with a pending $1.64 million order from UMECO, a major Asian distributor for second generation Airbrush® Liposculptor II units, a purchase order the Company anticipates converting to one for the superior Airbrush® Liposculptor IIE units with comparable profitability to the original. Already compliant with ISO

9001/13485 controls in place, and is readied both for inspection to obtain certification for our CE to facilitate these sales to Korea, China, Japan, Europe, and South America and for transition to Airbrush® Liposculptor IIE in those markets. To speed customer readiness to upgrade and regulatory approvals, the company plans to make the Intellimotion® Controller backwards compatible with much of the same electronic componentry. Streamlining the manufacturing and the regulatory approval process, a single Intellimotion® Controller console will be capable of powering and controlling all of our power assisted product offerings.

The Company's twin cannula design and other patent-pending aspects of our technology also confer advantages in potential applications addressing obesity, metabolic syndrome and type II diabetes. Two of these include large volume liposuction and adaptations for laparoscopic removal of the metabolically more harmful visceral fat as potential alternatives to obesity treatments with gastric banding and intestinal bypass.

The company has three (3) newly allowed patents and ten (10) International and U.S. Patent Applications are pending. The fact method claims have been allowed in these three U.S. patents, our eight (8) U.S. registered and incontestable trademarks, and strong branding make it feasible to contemplate a technology and treatment double play. Though not reflected in past revenues nor the following projections, physicians wishing to license the brand to set up branded Airbrush Liposculpture® Centers specializing in liposuction surgery using the patent pending method and devices or simply pay for continued brand-based referrals from our national advertising campaign after an initially free period of referrals to each purchaser.

Similarly, suitably branded Bariatric surgery centers may also be possible given our visceral fat removal procedure patents and the treatment centers may be efficiently combined in a single facility for cost savings and cross sell. Premised first on early market acceptance of our devices, Management will consider and pursue such opportunities with strategic physician and corporate relationships.

Over $1.3 million has been expended for R&D to acquire significant technologic "know how" for present and future products in our pipeline. Ancillary liposuction surgical devices and consumables, including specialized curved cannulas, bipolar cautery, tumescent cannulas, scroll pump aspirators and pulsed infusers, are in the pipeline. Our multicore quick connect coupler also has other medical device as well as aviation, marine and military applications. BST recently entered into a licensing agreement with Beckman/Colter allowing them to use our connectors in their cell cytometers and related equipment. Airbrush® Liposculptor IIE and EVL™ are scheduled to be introduced in the first or second quarter of 2015. Airbrush® Liposculptor III, scheduled for a launch in the third quarter of 2015, will target small and medium volume liposuction with an attractive pricing and profit margin.

Our **Product Development Time Line** for our current and pipeline products appears in our Business Plan below indicating those presently cleared for sale by the FDA and the estimated timing of our FDA submissions in view of their current state of development. It is given in quarters from a successful completion of this offering.

ITEM 7 - BUSINESS PLAN:

The Company's mission statement is to be the world leading manufacturer of medical devices for the multibillion dollar body sculpturing market in the plastic surgery industry by *Unleashing the Artist in the Surgeon®* and expand its tissue aspiration technology to include devices and methods for entry into the bariatric, fat autograft and stem cell processing markets. The Company was founded by Dr. Robert Cucin, M.D., J.D., a board-certified plastic and reconstructive surgeon who is a Fellow of the American College of Surgeons and the Founder of American Institute of Plastic Surgery, Founder of Rocin Laboratories, Inc. and the Rocin Foundation for Plastic Surgical Research. He is the inventor of the world's first single cannula Power Assisted Liposuction (PAL) device based on hands-on clinical experience. This technology was licensed to UAM, NuMed, Byron Medical, and Mentor. His licensee Byron Medical owned 25% of the PAL device market. Byron was acquired by Mentor which was subsequently acquired by the Ethicon Division of Johnson & Johnson. The underlying patent and this license have expired.

PAL technology has since been widely adopted and proliferated to account for approximately 66% of the liposuction device market. Rocin Laboratories possesses extensive patent portfolio on cannula PAL technologies and as patents have expired, pending patents have been filed which migrated to protect the second and third generation of Twin Cannula Assisted Liposuction ("TCAL") technology and improvements upon the basic design. BioSculpture Technology, Inc. holds an exclusive, paid-up, royalty free, perpetual license of this extensive tissue aspiration portfolio.

Twenty years ahead of the current reality TV series "Dr. 90210" on plastic surgery of Beverly Hills, Dr. Cucin's syndicated TV show "Keeping Face & Figure" ran for six years as a ground breaking plastic surgical informational series. Dr. Cucin also has Columbia MBA and is an IP Attorney and Research Analyst in the healthcare sector.

An opportunity exists because liposuction is rough on the surgeon as most surgeons find it physically demanding; its strenuous nature induces a tremor precluding subsequent fine surgery. Exertion interferes with surgical excellence. Liposuction is even rougher on the patients as they are swollen and sore for weeks postoperatively. Results compromised by uneven, lumpy, wavy appearance and bruising and discoloration require weeks to resolve. Larger volume liposuction procedures with other devices cause significant blood loss and revisions and touch-ups are common.

The TCAL target market is huge. Liposuction is the most frequently carried out procedure with a diagnosis of obesity and according to 2013 ASAPS statistics, the most popular elective procedure. 2/3 of the population is overweight and 1/3 is frankly obese, and 43% of the population is forecast to be obese in a few years. TCAL allows the doctor to take out more fat, more easily. It expands the spectrum of patients physicians can accept and treat. It's no longer true that liposuction is just "an operation of inches" as was taught to plastic surgeons 10 years ago in their residencies, it has also become an "operation of pounds." So long as the patient is healthy enough for the ambulatory surgery setting in which 81% of liposuction procedures are carried out and standard medical precautions are taken, fatigue won't stop the surgeon from tackling the larger patient and giving them satisfying "bang for their buck." The doctor can safely take out the maximum 4, 4.5 or 5 liters (8 to 11 pounds) as permitted in his state for liposuction surgery performed on an ambulatory basis.

D'Andrea[4] has shown that one single 5.0 liter liposuction procedure (about 5 quarts or 11 lbs.) can even definitely improve the metabolic profile of patients. Giese[5], Gardenas-Camerena[6], Hunstad[7], and Ersek[8] have shown that aggressive serial liposuction and body contouring procedures can be safely combined to offer dramatic improvements in obese patients. As TCAL technology facilitates easier fat removal it's an ideal method and device for surgeons treating these patients. TCAL's large volume removal capability is licensed to BST alone.

What is much more exciting, financially and medically significant, and potentially an even more of a revolutionary treatment than large volume subcutaneous fat removal is the feasibility of adapting of BST's technology to the direct endoscopic removal of visceral fat or "belly fat", i.e. fat within the abdomen. Belly fat causes sleep apnea and kills you as it secretes the noxious cytokines (cellular hormones) causing hypertension, type 2 diabetes mellitus, autoimmune diseases and cancer, heart attacks and strokes. The Obesity market is forecast to become the biggest market in the world; **the North American Obesity medical device market is forecast to swell to $139.5 billion by 2017.[9]**

BST has been awarded two U.S. patents for a method and device to accomplish this feat in a minimally invasive procedure and a third patent to allow sampling and processing of the fat thus removed so the most

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[4] Aesth. Plast. Surg. 29:472-78, 2005 Changing the Metabolic Profile by Large-Volume Liposuction Liposuction: A Clinical Study Conducted with 123 Obese Women. Francesco D'Andrea et al.

[5] Aesthetic Surg J 2001;21:527-531 Plast Reconstr Surg. 2001 Aug;108:510-9; discussion 520-1

[6] Large-volume liposuction and extensive abdominoplasty: a feasible alternative for improving body shape. Cardenas-Camarena L, Gonzalez LE Plast Reconstr Surg. 1998, 102: 1698-1707.

[7] Body Contouring in the Obese Patient. Hunstad JP Clin Plast Surg. 1996 23:647-70.

[8] Obesity can be Treated by Suction Lipoplasty when Combined with Other Procedures. Ersek RA, Philips C, Schade K Aesthetic Plast Surg. 1991 15:67-71.

[9] 2014 MarketsandMarkets.com

hazardous fat may be targeted for removal. This is a growing yearly $1.9 Billion dollar market from which Lap-Band® reported $160 Million in 2013 from a disposable single use kit that sells for $2,500. We contemplate a similar business model with our EVL™ device and a $1,700 single use consumable that can be sold with an 83% profit margin.

BST's patented procedure does not involve cutting into the bowel as with bypass or restrictive procedures which reducing the size of the stomach ("stapling" or "visceral sleeve") or altering the body's internal intestinal flow as with roux-en-Y bypass procedures. Nor does it leave behind a foreign body as with Lap-Band®. These other procedures, even when performed endoscopically, all are accompanied by significant complications (erosion, infection, fistulas, death, etc.) and life altering sequelae (unavoidable, undesirable consequences) such as diarrhea, fatigue, easy bruising, poor healing, and inability to belch or even eat a normally sized meal in one sitting). In addition weight loss in any of these other procedures eventually stops or "plateaus."

BST's procedure could also be repeated so there is potentially no limit on the total amount of body fat which would be lost in response to visceral fat removal without any of these sequelae. It is to be noted that though the animal research to support this treatment is incontrovertible[10], to date only omental fat has been removed in humans as prior to our twin cannula technology there was no safe, feasible way to remove anything but omental fat. Omentectomy has been found to improve metabolism in conjunction with Lap-Band® procedures in a large Brazilian study[11] but not convincingly with roux-en-Y in an American one[12], perhaps because the later has the same mode of action, decrease in ghrelin and neuropeptide-Y secretion or because the omentectomy has to be sufficiently complete. It is our belief that another and more important reason for this is that as surgeons note the obvious fact that omental fat looks different than mesenteric fat (it's more yellow, more lumpy and less vascularized) and is likely to behave differently physiologically and metabolically as well. Furthermore a near complete omentectomy is not an altogether benign procedure.

Our fat sampling technology can help ascertain if this is true and help us target the most offending visceral fat. As body fat is compartmentalized, with only about 15% being visceral, the belief is that, as with other mammals, a small amount of visceral fat removed will result in some significantly larger multiple, seven (7) times or more of body fat being lost and an improved higher energy metabolic state, something we refer to as "unlatching" and "multiplier" effects.

80% of diabetes are obese; diabetes is the leading cause of renal failure leading to dialysis and a frequent cause of blindness. As 7 out of 10 U.S. healthcare dollars are currently spent on obesity related diseases, any cost-effective, safer therapy that improve the suffering of these 1.3B obese patients about the globe is likely be well received by patients, physicians, governments and insurance companies. The success of this potential therapy is not only highly significant to the Company but to society at large as 2/3 of the U.S. and similar portions in all developed nations are overweight. Bringing that therapy to market is the most important, significant and "first money in" earmarked use of funds from this Offering. The existing liposuction market being colloquially described as "low hanging fruit."

It must be pointed out the entering the bariatric treatment market with claims of medical efficacy will encounter significantly greater regulatory hurdles than simply entering the liposuction market with a device offering cosmetic improvement. Prioritizing this path defers early earnings for much larger earnings a few years later. However given the fact that 7 out of 10 health care dollars are spent on obesity related diseases and this potential

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[10] Diabetes. 2002 Oct; 51(10):2951-8.Removal of visceral fat prevents insulin resistance and glucose intolerance of aging: an adipokine-mediated process? Gabriely I1, Ma XH, Yang XM, Atzmon G, Rajala MW, Berg AH, Scherer P, Rossetti L, Barzilai N.
[11] Int J Obes Relat Metab Disord. 2002 Feb; 26(2):193-9. A pilot study of long-term effects of a novel obesity treatment: omentectomy in connection with adjustable gastric banding. Thörne A, Lönnqvist F, Apelman J, Hellers G, Arner P.
[12] Obesity (Silver Spring). 2013 Mar; 21(3):E182-9. doi: 10.1002/oby.20030. Visceral fat resection in humans: effect on insulin sensitivity, beta-cell function, adipokines, and inflammatory markers. Lima MM, Pareja JC, Alegre SM, Geloneze SR, Kahn SE, Astiarraga BD, Chaim ÉA, Baracat J, Geloneze B.

new treatment doesn't require the foreign bodies, cutting in the gut, or the adverse nutritional consequences of current bariatric alternatives, it is not unreasonable to request an accelerated approval path or that it be granted.

Total available physician market in the U.S. for liposuction instruments consists of a total of approximately 24,500 board certified plastic surgeons, otolaryngologists, dermatologists, and 5,500 accredited hospitals, and 1,800 spas. As it was developed for medium and larger volume liposuction procedures in overweight and obese patients, Airbrush® Liposculptor II which is pneumatically powered and Airbrush® Liposculptor IIE which will be introduced as a sleeker electric version, are targeted for board-certified plastic surgeons, bariatric surgeons, obstetricians, general surgeons, cosmetic surgeons, accredited operating suites, and hospitals.

As it was designed for smaller and medium liposuction procedures in normal to moderately overweight patients, Airbrush® Liposculptor III targets all physicians practicing liposuction in any setting, even a minimally equipped spa. With Europe, South America, and Asia market size each about equal to the U.S., the worldwide market size is quadrupled.

Airbrush® Liposculptor II and IIE are gentler-by-design than the competition, allows larger volumes to be removed with less effort, more control, less trauma and bleeding, and without the danger of the twin cannulas becoming hot. Curved cannulas and bipolar cautery implementations are possible with price points similar ultrasound devices and lower price points than LASER alternatives, both of which expose the patient to potential burns by stroking hot "pokers" under the skin. Unlike manual or other power assisted liposuction devices on the market, our implementation of TCAL alone has the safety of magnetic coupling to prevent tissue or surgeon injury.

Airbrush® Liposculptor III targets the small volume liposuction market with integrated fat collection and reinjection consumables. It targets the MicroAire single cannula Power Assisted liposuction market with a simpler, cheaper and more vibration-free device. Generic rather than proprietary suction tubing is affixed to a stationary barb rather than being forced to vibrate with the vibrating cannula, reducing the risk of surgeons' carpal tunnel syndrome or tennis elbow.

Our market model is to offer patent protected products to eliminate surgeon's physical labor to ***unleash the artist in the surgeon®*** and deliver better results to patients, shorten patient recovery, develop curved cannulas for better body sculpting, and extend usage by licensing into other specialties and the much larger $70 billion medical device market. Our ultimate target is the youth and beauty-conscious baby boomers who are living longer, getting fatter, and spending more money on elective cosmetic surgery procedures.

Airbrush® Liposculptor IIE will replace Airbrush® Liposculptor II targeting larger volume liposuction surgeons and procedures. Our execution strategy is to reap revenues from the liposuction market, capitalize on TCAL's large volume removal capability and the growing obesity problem until we can have the potentially much more metabolically effective visceral fat removal Bariatric Surgery offering.

The company will fast track EVL™ to market to focus on the platform that offers the greatest potential revenue stream. It can be introduced as a precision device for endoscopic head and neck liposuction or submental lipectomy, liposuction of the arms, ankles, knees or abdominal liposculpture (six-pack "etching") for which its added control is ideal. It can reasonably be expected to obtain 510(k) clearance for this indication as substantially equivalent to our predecessor devices. That way we can obtain some revenue from the liposuction market while we follow FDA guidance to obtain approval for the specific indication of treating of obesity, metabolic syndrome, and type 2 diabetes next as it will require supporting clinical studies.

As rapidly as possible we plan to obtain CE for Airbrush® Liposculptor II, IIE and EVL™ to launch worldwide sales. Airbrush® Liposculptor III targets the small and medium volume liposuction device market with lower price points, larger anticipated penetration, and higher profit margin. We will price less than the perceived value premium to penetrate the market and seek ultimate payoff from geometrically-growing consumable residuals. The business practice of selling a device to a regular user at a low margin and then selling a required, relatively inexpensive disposable on repeat basis on a high margin has been described as the "razor blade" model. HP does it quite impressively with its printers. Device manufacturers such as Allergan do it with a not-so-inexpensive $2,500 single use sterile packaged single use Lap-Band® kit. We believe it will ultimately be possible to go down the very same path and to offer a somewhat cheaper $1,700 sterile single procedure visceral lipectomy kit with an estimated 83% margin.

ACTIVE PATENT PROSECUTION: We'll maintain barriers to entry – filing patent continuations with earlier priority and enforcing our patents. We'll continue a large R&D budget and employ rapid Computer Assisted Design, Computer Assisted Machining prototyping to retain our technical lead and form selective strategic alliances to increase our scale and scope. Since our onset BioSculpture Technology, Inc.'s designs have been created on a SolidWorks engineering software design platform which facilitates 3-D printed rapid prototypes, mold fabrication, patent drawings, and sharing among the numerous engineers which must interact with a design specifier such as BioSculpture Technology, Inc. develops products and coordinates component manufacturing and assemblies from numerous subcontractors. The software directly outputs the files necessary to create the designed parts or molds and lets us dramatically shorten product development times.

BioSculpture Technology, Inc. ("**BST**") will employ recognized industry professionals to design and implement a COORDINATED MARKETING PROGRAM geared to create "demand pull" and patient flow. Sudler and Hennessey ("S&H"), a WPP company with worldwide presence and broad experience in the healthcare sector will orchestrate our campaign. On August 26, 2013, BST executed a Media-for-Stock-Swap agreement with the Media Funding Group ("MFG") to assure maximal exposure and efficacy of our placements which S&H will schedule and create. Media Funding Solutions received 5,430 shares of stock as a 15% placement fee for the first $100,000 of advertising at execution. BST has the option of purchasing $2 million of advertising media from MFG from its wide selection of newspaper, glossy magazine, television, radio, internet banner advertising, and bill board advertising inventory.in exchange for the Company's common stock. Discounts will be at or better than the frequency discounts off the media rate cards.

If and when we use this credit we pay a cash placement fee of 15% and for the advertising itself with common stock (valued at $2.81/share), with the exception of the first $100,000 of ad placements for which payment is entirely with common stock. It guarantees BST a prepaid advertising campaign with minimum cash requirements and is an insurance policy against both slow product and stock sales in the first or second year. It lets us be assured of an aggressive launch budget set at approximately 20% projected second year (Y2, 2016) revenues. Exercise of this agreement will be nondilutional to the purchasers of this Offering coming in at $2.40/share.

Although our business can move forward with only partial funding on a "boot strap" basis more slowly, properly funded, our launch campaign will be a large scale continuing multimedia event integrating cost-effective internet video, rich and social media with conventional glossy print and regional TV. That program will capitalize on the rifle-barrel marketing efficiencies and academic relationships facilitated by a CEO who is an academically-affiliated and respected plastic surgeon with direct targeted membership and trade show contact. BST will recruit and foster media exposure of prominent podium doctors in select population centers who can conduct training sessions and research. We will promote the ***Cinch It***™ program to exploit the large volume liposuction advantage of our twin-cannula design and use promotional incentives to increase awareness of the ***Airbrush***® brand.

We will both exhibit and present at trade show conferences with body sculpting, liposuction, and obesity emphasis – for both those physicians who already perform the procedure and those who are now adding it to their repertoire (e.g. **American Society of Plastic Surgeons, American Society of Cosmetic Surgeons, American Society of Bariatric Surgeons, Lipolysis Society, International Society of Cosmetic Gynecology**). Sudler and Hennessey and our strategic relationship with Media Funding Solutions will allow us to structure and implement a plan aggressively using Press Releases describing the product (e.g. ***IPR Wire, Healthy Aging, Cosmetic Surgery Times, Plastic Surgery News***), its safety and effectiveness, release early results from clinical and animal studies, and make extensive use of the internet in targeted direct group membership mailings featuring enriched internet media (video clips, flash media animations, before and after photographs, workshops, etc.).

PODIUM DOCTOR & INFLUENTIAL ACADEMICIANS: We will place instruments in the right hands – those of podium doctors in 3-5 already identified centers where the device would be readily accepted, assure viral exposure to other influential surgeons and future surgeons in training, and be used both for treating patients and collecting data. We will support those physicians with publicity and stay in close contact with them to obtain feedback from them, allowing us to tweak and time the introduction of the developed products in our pipeline and release interval clinical experiences.

DIRECT TO THE PUBLIC: We will maintain conventional "Glossy Print" exposure in the "upscale" magazines that target towns, counties or areas that have dozens of ads for plastic surgery and make maximum use of costless news release placements and selected timed advertisements (**Harper's Bazaar, Vogue, Allure, Self, Mademoiselle** in June, September, and December). This exposure will be geared to create a "demand-pull" for the product, patients asking for the procedure and about the device and create a patient flow essential to motivating physicians to make a capital expenditure in a recovering economy by expanding the selection, scope and number of patients they can treat. We'll fully level the internet with promoted landing pages and banner ads, E-mail blasts and follow-ups, and heavy use of the social media.

The key factor to physician adoption is close partnership with prominent podium doctors to establish ***Airbrush Liposculpture® Centers*** with heavy media exposure and brand prominence in major cities. White papers and clinical studies must flow in a steady stream. Fortunately targeting physicians is much cheaper and easier. Unlike advertising to the lay market, choosing the right physicians to partner with is more a determinant of success than the absolute amount of money spent in reaching the professional audience. This is where it helps to have a credible surgeon C.E.O.

COOPERATIVE ADVERTISING: We will Employ "Intel Inside® style" Cooperative Advertising Incentives to Establish the Airbrush® brand and Promote Sales Purchasing physicians will be enrolled in cooperative advertising programs in which they obtain regional referrals from the web site and from responses to television, radio and fashion magazine advertisements. This "pull" approach has been widely and successfully used by the major pharmaceutical companies and both the LAL and UAL manufacturers to spur sales. Cooperative advertising incentives are highly cost-effective promotional means of increasing brand exposure that worked well for Intel and Microsoft. A 5% promotional incentive rebate on purchase to accredited physicians and those that participate in the ***Cinch it***™ program applied towards a physician announcement their practice includes liposuction with the Airbrush® Liposculptor effectively multiples that discount into a media buy 20 times larger.

BST will obtain its CE immediately so it can distribute its current FDA cleared twin cannula liposuction platform worldwide and materialize promised Asian sales as well as distribute in South America, the U.K. and Europe. We'll also market our Airbrush® Multicore Quick Connector for its use in robotic, military, aviation, marine, and automotive applications (e.g. Federal CAGE, electrical and pneumatic connector catalogues). Thus far we have entered into a non-exclusive license agreement with Beckman/Colter allowing the use of our multicore connectors in their cell cytometers and related measurement instruments.

RAPID LINE EXPANSION: If the Offering is fully subscribed and products meet with an enthusiastic reception and ensuing revenues, the Company plans to grow its product line quickly to maximize the number of revenue streams for all three sectors of the liposuction market (small, medium and large), the larger injectable filler market with fat autografting devices, and ultimately the growing bariatric market. To summarize:

- EVL™ first to garner some niche revenues out of head and neck endoscopic liposuction, submental lipectomy, arm, ankle, and abdominal liposculpture ("six-pack etching") while we proceed with FDA guidance to obtain the specific indication of visceral lipectomy for the treatment of obesity, metabolic syndrome, and type 2 diabetes mellitus that is our ultimate goal.
- Airbrush IIE for the medium and large volume liposuction market.
- Airbrush III for the small and medium large volume market.
- Inline and integrated Airbrush® fat collection consumables to facilitate the immediate utilization of removed fat as an autograft to improve wrinkles and make a face more youthful.

LEVERAGE OUR LARGE VOLUME ADVANTAGE: BST will exploit the advantage of its twin cannula technology in large volume liposuction and capture this one-third and growing frankly obese sector of the population. BST will with continue perfecting its already working prototype of Airbrush® III, a smaller, simpler, cheaper and more effective single-cannula alternative to UAL, LAL and other single cannula PAL devices. This technology can be expected to obtain FDA clearance for sales under a 510(k). The average approval time for a 510(k) in 2013 was 166 days. As our new entries are substantially equivalent to our own already-cleared device with the same controller, we reasonably anticipate clearance for sale in that time frame or sooner for Airbrush® IIE, EVL™ and Airbrush® III. But nothing can be assured and delays are always possible.

Airbrush® Liposculptor III has been designed to improve upon the ARC® II Reciprocating Device offered by Byron and Mentor under their non-exclusive license and to target MicroAire's present small and mid-volume liposuction market and local anesthesia spa-style small and middle volume liposuction facilities spot on. Airbrush® III is simpler, less prone to failure, a more efficient straight-on coaxial rather than a bayonet design, features a stationary barb to which generic rather than proprietary tubing can attach and not vibrate. The only part that might be prone to failure is deliberately made into a single use consumable that will generate a geometrically growing revenue train. This next generation TCAL equipment will widely expand our market as it does not require pressurized gas for use and is suitable for the use in the "shopping mall" and unaccredited spa environment.

A long-stroke twin cannula electrical version of our Airbrush® Liposculptor II is planned to be introduced as Airbrush® Liposculptor IIE to eliminate the need for compressed gas or compressors and widen its market. Many of the mold parts as possible for EVL® and Airbrush® Liposculptor IIE will be common and interchangeable to minimize tooling costs and facilitate production. A single Intellimotion® Controller Console will power all devices but Airbrush® III will also be able to function with an adaptor as a simple plug-into-the-wall device without it.

Convenient fat collection and concentration devices that facilitate expedient reinjection without transfer allow the double play of profiting both from the liposuction market and the highly profitable $2B annual U.S. wrinkle treatment market. Given the decreased cost of goods with the use of the patient's own fat rather than other fillers, both BST and the physicians can benefit from increased profit margins both here and abroad. And patients find the prospect of some degree of permanence and using their own tissue attractive.

To create projections we must make certain market assumptions as to costs and milestone achievements that we believe in our best business judgment are likely to prevail. However, given the uncertainties of both the domestic and world markets and unknown production difficulties we may encounter, added to possible regulatory delays, they may or may not prove to be accurate. Please see **"RISK FACTORS"** and in particular **"PROJECTIONS: FORWARD LOOKING STATEMENTS"**. Those assumptions are as follows.

We assume a capital injection of at least $10,000,000 ($9,000,000 net) by the end of 2014, a significant portion of to happen in the third quarter, coming in part from this $5,000,000 Regulation A Common Stock offering and a concurrent $5,000,000 from a Regulation S Common Stock offering. As first year's production can only begin after funding, sales would begin at the beginning of 2015. 2014 earnings are therefore minimal. 2015 earnings will be disproportionately affected by delays in funding compared to the subsequent years as delays in financing will delay production.

List prices for the Airbrush® Liposculptor II will be: $50,000 in 2013, Airbrush® Liposculptor IIE which will replace it in 2015 and debut at $50,000 as will EVL®; Airbrush® Liposculptor III will be marketed at $9,000. Airbrush® IIE and III Consumables will have a sale price of $100. COGS for Airbrush® Liposculptor II will be approximately $7,406, Airbrush® Liposculptor IIE COGS is estimated at $10,000 in the projections but expected to be considerably less. The stand-alone Airbrush® Liposculptor III hand piece COGS is estimated at $1,000 in the projections but also expected to be somewhat less; and Airbrush® II and IIIE consumables' COGS are both estimated at approximately $30 each.

Sales of the last production batch of Airbrush® II are targeted to begin in October or December. Domestic sales of Airbrush® Liposculptor IIE and EVL® are expected to begin in first Quarter or Second Quarter 2015. Sales of both Airbrush II and Airbrush® IIIE consumables are expected to commence in the Second or Third

Quarter of 2015. We anticipate obtaining a CE for these two new offerings to allow international sales approximately three months after the commencement of production of each respective device. This should allow us monetize a S. Korean P.O. for Airbrush® II from UMECO, a major distributor, for $1.65M which grew stale in the market downturn with an upsell to Airbrush® IIE, the next generation, sleeker and improved, electrical successor.

We forecast a conservative 20% annual sales growth, a buy/try conversion ratio of 31% equivalent to the MicroAire PAL2000, and an international/domestic unit sales ratio of 50% in 2014 growing to 100% in 2017 and beyond as typical of most American device manufacturers.

We conservatively forecast 24 annual liposuctions per surgeon per year. We initially forecast 1 consumables per liposuction procedure growing to 3 per procedure in 2017 and 2018. We envision a combination of independent and salaried representatives but subtracted a sales commission of 20% from gross sales revenues and an additional Cinch It™ Promotional Incentive of 5% (as will be offered only to qualified participating physicians) from every sale. We assume a product liability insurance cost of 5% of gross sales revenues and warranty repair costs estimated at 2% of gross sales revenues. Projected income and sales based on those assumptions and the **Product Development Timeline** appear in the following *pro forma* income statements and separate charts of projected yearly domestic and international sales of each of the three medical devices and together with those of their associated consumable.

We assume the likely success of obtaining an FDA 510(k) for substantial equivalence of our Endoscopically Visualized Lipoaspiration EVL™ device to our own predecessors for use in subcutaneous liposuction such as head and neck and abdominal sculpting or "etching." While the device is in use for this indication and generating some revenue we will pursue obtaining the additional indications with a modified or new 510(k).

There will be no "off label" promotion prior to obtaining approval to market for bariatric indications. For 2015 and 2016 only liposuction will be promoted and only liposuction revenues are projected on the pro forma.

Although the FDA is generally favorable to expediting approvals of drugs or devices for new procedures and indications offering substantial benefit with less risk than existing ones and management believes this will occur, there is no assurance the FDA will not require a full blown Premarket Approval procedure which takes longer and is substantially more costly. Our business plan staging allows us to garner revenue from the device immediately and in the interim with its initial indication and market should we receive less favorable FDA treatment. Other than the specific visceral fat indication discussed above, we anticipate approvals of our 510(k)'s within the 166 day time frame from date of application as was the average in 2013.

We have presumed 510(k) approval to at least perform endoscopic visceral lipectomy without the specific indication of treating obesity, metabolic syndrome or type 2 diabetes by year 2017 and reflected the higher priced consumables from that point forward. A delay in bariatric approval beyond two years will be detrimental to our earnings projections as bariatric procedure consumable revenue will be delayed, but not fatal to the projections as (1) there are many more surgeons performing liposuction than surgeons performing bariatric surgery and (2) there are still five other unaffected streams of revenue.

As funds are raised from the Offering, they will be allocated into future products in the following priority in line with Management's intent to maximize Corporate valuation: first to EVL™, then to Airbrush® Liposculptor IIE, next to Airbrush® Liposculptor III, and lastly to the Airbrush® Fat collection consumables. This prioritization favors long term value over short term returns. It will however have adverse consequences in the form of lower sales revenues in the first two or three years in the event our Offering is not fully subscribed and Management has to allocate launch funds accordingly.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by the Company. Although these materials will not contain information in conflict with the information provided by this Offering and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Securities, these materials will not give a complete understanding of this Offering, the Company or the Securities and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Securities.

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Summary of Key Assumptions for Projections

(1) A fully funded Offering before the end of 2014.

(2) Units Sold:

(a) 2014: No new sales in the second half of the year; sales revenues reflect only first six month's $12,977 for sales of a second Airbrush Liposculptor II, hand piece, Airbrush Multicore connector and Airbrush Cannula Set to the Orlando VA.

(b) 2015 First Production Year Expectations: Domestic + International = Total sales of each product (Expected scenario with Rapid Line Expansion):

(i)	Airbrush® II/IIE	69 + 35 = 104
(ii)	EVL™	30 + 15 = 45
(iii)	Airbrush® III	58 + 29 = 87

(c) Increasing ratio of international sales to domestic:

(i)	2015	50%
(ii)	2016	70%
(iii)	2017	90%
(iv)	2018	100%

(3) Consumable Sales:

(a) 24 procedures per year for surgeons who purchase our device.

(b) Consumables per liposuction procedure:

(i)	2014 and 2015	1
(ii)	2016	2
(iii)	2017 on	3

(4) EVL Sales: EVL™ will be promoted only as a liposuction device for 2015 and 2016. There will be absolutely no off label promotion. We assume FDA approval for visceral lipectomy <u>without</u> specific claims will be obtained in 2017. As such both the sale price and the COGS of the single procedure consumable will change dramatically in 2017.

(a) In all EVL™ cases there is assumed to be only 1 consumable per procedure.
(b) 24 EVL™ bariatric procedures by each bariatric surgeon pear year
(c) 2015, 2016: $30 COGS, $100 single procedure <u>liposuction consumable</u>
(d) 2017 on: $250 COGS, $1,700 single procedure <u>visceral lipectomy consumable</u>

(5) Product Development Time Line: As BioSculpture Technology has both currently approved products and pipeline products at varying stages of development requiring regulatory approval, the Product Development Timeline Table below visually summarizes management's projected milestones (development, obtaining regulatory approval, starting production, and commencing sales), given most accurately in quarters from completion of a successful funding.

Product Development Time Line

	QUARTERS FROM COMPLETION OF OFFERING							
	Q1	**Q2**	**Q3**	**Q4**	**Q5**	**Q6**	**Q7**	**Q8**
Airbrush® II *Already cleared*		**Sell inventory**	Use up direct materials for final run	Sell last units				
Airbrush® IIE *Uncleared*	Tweak Beta Prototype	510(k) submission	Start Production	**Commence Sales** Get CE				
Airbrush® III *Uncleared*		Tweak Beta Prototype	510(k) submission	Start Production	**Commence Sales** Get CE			
Airbrush® Collectors *Uncleared*			Tweak Beta Prototypes	510(k) submission	Start Production	**Commence Sales** Get CE		
EVL® *Uncleared*	Tweak Beta Prototype Add cautery	510 (K) submission without cautery for liposuction	Start Production Tweak Cautery	**Commence Sales** Liposuction indication	Supplemental 510(k) with hemostatic option	**Commence Sales RSM/LSM** liposuction indication Preliminary Safety Clinicals begin	FDA Conference expedited pathway? Route? Modified or new 510(k) or PMA	Visceral Efficacy Lipectomy Clinicals

PROJECTED REVENUES, PREMISED ON A $10M FUNDING BY 12/31/14

PRO FORMA INCOME STATEMENT	2014	2015	2016	2017	2018
Sales:					
Airbrush II & IIE Units sold (domestic)	1	69	83	100	120
Airbrush II & IIE Units sold (overseas)	0	35	58	90	120
Total Airbrush II units sold	1	104	141	190	240
Airbrush II Consumables	0	2,488	11,745	31,297	48,577
Airbrush III Units sold (domestic)	0	58	138	166	199
Airbrush III Units sold (overseas)	0	29	97	149	199
Total Airbrush III units sold	0	87	235	315	398
Airbrush III Consumables	0	2,078	7,718	15,278	24,830
EVL Units sold (domestic)	0	30	54	97	175
EVL Units sold (overseas)	0	15	38	87	175
Total EVL Units sold	0	45	92	184	350
EVL Consumables	0	1,080	3,283	4,423	12,823
Sales Revenue*	$12,977	$8,778,072	$21,282,744	$33,726,976	$62,222,176
Cost of Sales:					
Beginning Inventory	$56,954	$48,061	$118,241	$289,594	$485,076
Purchases	$0	$1,508,782	$3,694,744	$6,097,243	$11,155,001
Inventory on hand	$48,061	$1,556,843	$3,812,985	$6,386,837	$11,640,077
Ending inventory	$48,061	$118,241	$289,594	$485,076	$884,057
Cost of Goods Sold (COGS) (LIFO)	$739	$1,438,602	$3,523,391	$5,901,761	$10,756,021
Commissions	$0	$2,194,518	$5,320,686	$8,431,744	$15,555,544
Inventory & Fulfillment	$0	$87,781	$212,827	$337,270	$622,222
Packaging & Documentation	$265	$15,552	$21,150	$28,500	$36,000
Product Liability	$53,188	$438,904	$1,064,137	$1,686,349	$3,111,109
Federal Device Excise Tax	$298	$201,896	$489,503	$775,720	$1,431,110
Royalty	$0	$0	$0	$0	$0
Total Cost of Sales*	$54,490	$4,377,252	$10,631,695	$17,161,344	$31,512,005
Gross margin	($41,513)	$4,400,820	$10,651,049	$16,565,632	$30,710,171
Operating Expenses:					
G&A	$389	$263,342	$638,482	$1,011,809	$1,866,665
Legal	$85,000	$102,000	$122,400	$146,880	$176,256
Payroll	$320,833	$1,151,000	$1,410,000	$1,692,000	$2,030,400
R&D	$544,593	$653,512	$784,214	$941,057	$1,129,268
Rent (uncapitalized leases)	$29,574	$81,000	$169,200	$169,200	$169,200
Travel	$195	$131,671	$319,241	$505,905	$933,333
Warranty repairs	$0	$259,200	$423,000	$570,000	$720,000
Employee benefits:	$0	$0	$0	$0	$0
Automobile allowances	$7,200	$21,600	$25,920	$31,104	$37,325
Executive bonus	$0	$0	$0	$0	$16,215
Executive education	$0	$0	$0	$0	$0
Total employee benefits	$7,200	$21,600	$25,920	$31,104	$53,540
Promotional:					
MFS	$130	$199,439	$0	$0	$0
Advertising	$438,904	$1,755,614	$4,256,549	$6,745,395	$12,444,435
Demo equipment	$20,000	$100,000	$120,000	$144,000	$172,800
Investor Relations & Brokerage Fees	$1,219,150	$210,000	$210,000	$210,000	$210,000
Seminars & training	$20,000	$100,000	$120,000	$144,000	$172,800
Shows	$20,000	$100,000	$120,000	$144,000	$172,800
Total promotional	$1,718,054	$2,265,614	$4,826,549	$7,387,395	$13,172,835
Total Operating Expenses[c]	$2,705,838	$4,928,939	$8,719,006	$12,455,350	$20,251,497
Other Income	$0	$0	$0	$0	$0
Net Income before Interest and Taxes (EBITDA)	($2,747,352)	($528,119)	$1,932,043	$4,110,282	$10,458,673
Depreciation of Dyes, Tools & Injection Molds	($78,220)	($149,648)	($185,363)	($185,363)	($185,363)
Depreciation of Office, Furniture & Fixtures	($42,857)	($64,286)	($64,286)	($64,286)	($64,286)
Amortization of Exclusive License	$0	$0	$0	$0	$0
Net Income Before Interest & Taxes (EBIT)	($2,868,429)	($742,053)	$1,682,394	$3,860,634	$10,209,025
Less Interest Expense	($27,018)	$0	$0	$0	$0
Less Income Tax	($3,750)	($2,000)	($60,895)	($887,185)	($3,297,074)
Net income	($2,899,196)	($744,053)	$1,621,499	$2,973,449	$6,911,951

PROJECTED SALES AIRBRUSH II & AIRBRUSH IIE


Yearly Number Sold
Airbrush II & IIE Sales US
Airbrush II & IIE Sales International
Airbrush II & IIE Consumables (Total)
SYSTEMS
CONSUMABLES
YEARLY SALES
140
120
100
80
60
40
20
0
60,000
50,000
40,000
30,000
20,000
10,000
0
2014
2015
2016
2017
2018
TECHNOLOGY, INC.
BST

PROJECTED SALES AIRBRUSH III


Yearly Number Sold
Airbrush III Sales US
Airbrush III Sales International
Airbrush III Consumables (Total)
SYSTEMS
CONSUMABLES
YEARLY SALES
Plot Area
BIOSCULPTURE TECHNOLOGY, INC.
BST
250
200
150
100
50
0
450
400
350
300
250
200
150
100
50
0
2014
2015
2016
2017
2018

PROJECTED SALES EVL

Yearly Number Sold



EVL Sales US
EVL Sales International
EVL Consumables
SYSTEMS
CONSUMABLES
YEARLY SALES
200
180
160
140
120
100
80
60
40
20
0
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
2014
2015
2016
2017
2018
BIOSCULPTURE
TECHNOLOGY, INC.
BST

EXIT STRATEGIES

The term of the Investment detailed in this offering is expected to be at least two years, but no greater than five years, and the final exit of the Company will come through one of the three following methods:

- Become publicly listed:
  U.S. OTCQB or OTCQX Listing - Summer / Fall 2015
  Bermuda Stock Exchange Mezzanine Market - Spring / Summer 2015
  Frankfurt or Berlin Stock Exchange Open Market - Spring / Summer 2015
- Move to a regulated within 24-36 months of Listing
  U.S. NASDAQ Market - 2016 or 2017
  Bermuda Stock Exchange Regulated Market - 2016 or 2017
  Frankfurt Stock Exchange Regulate Market - 2016 or 2017
- Be acquired by one of the larger medical device manufacturers e.g. Ethicon Endo-Surgery, Allergan, Covidien.

D. Summary of Terms

The following is a brief summary of certain terms of the offering described in this offering memorandum. It is not intended to be complete and is qualified by the more detailed information contained elsewhere in this memorandum and in the text of the documents referred to herein.

Investment Size

- Target $5,000,000

Company Structure

- Private early stage Medical Device and Technology Company.
- Delaware Stock Corporation (Formed June of 2011).
- TWENTY MILLION Shares of Common Stock Authorized, TEN MILLION Shares of Preferred Stock Authorized
- SIX MILLION THIRTEEN THOUSAND THREE HUNDRED EIGHTY-FOUR (6,036,320) Shares of Common Stock Issued and Outstanding at the time of this Registration Statement.
- EIGHT MILLION ONE HUNDRED NINETEEN THOUSAND SIX HUNDRED FIFTY THREE (8,119,653) shares of Common Stock will be issued and Outstanding at the time of the complete capitalization of the current Regulation S Offering.
- TEN MILLION TWO HUNDRED FIVE THOUSAND FOUR HUNDRED AND ONE (10,205,401) shares of Common Stock will be issued and Outstanding at the time of the complete capitalization of this Offering.
- NO CURRENT Shares of Preferred Stock Issued or Outstanding.

Minimum Equity Commitment

- One Hundred Common Stock Shares.

Dividend Policy

- We have never declared or paid cash dividends on our common stock or preferred equity. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

E. The Offering

The Company is offering a maximum of 2,083,333 Common Stock Shares at a price of $2.40 per Common Stock Unit for Shares 1 – 2,083,333, with all Common Stock Shares having a par value $0.001.

F. Risk Factors

See "RISK FACTORS" section of this Registration for certain factors that could adversely affect an investment in the Securities Offered. Those factors include, but are not limited to unanticipated obstacles to execution of the Business Plan, General Economic Factors, the Management's Inability to Foresee Exuberant Market Downturns and other unforeseen events.

G. Use of Proceeds

Proceeds from the sale of Securities will be used to invest in the growth of the Company's Medical Device and Technology Business Operations. See "USE OF PROCEEDS" section.

H. Minimum Offering Proceeds - Escrow of Subscription Proceeds

The minimum amount of Securities that need to be sold in this offering for the Company to access the investment funds is $25,000. After the Minimum Amount of Capital required to be reached, all Investor funds will be transferred from the Company's Investment Holding Account to the Company. The Company cannot assure you that subscriptions for the entire Offering will be obtained. The Company has the right to terminate this offering of Securities at any time, regardless of the number of Securities that have sold. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. The Company's ability to meet financial obligations, cash needs, and to achieve objectives, could be adversely affected if the entire offering of Securities is not fully subscribed.

I. Common Stock Shares

Upon the sale of the maximum number of Common Stock Shares from this Offering, the number of issued and outstanding Common Stock Shares of the Company's Common stock will be held as follows:

o Company Founders & Current Shareholders	80%
o New Shareholders	20%

J. Company Dividend Policy

The Company has never declared or paid any cash dividends on its common stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company. As a result, the Company does not anticipate paying any cash dividends in the foreseeable future to Common Stock Holders.

K. Company Share Purchase Warrants

The Company has no outstanding warrants for the purchase of shares of the Company's Common Stock. Additionally, the Company has no outstanding warrants for the purchase of the Company's Stock.

L. Company Stock Options

An option pool of 872,688 shares, equal to the size of 15% of the common outstanding after conversion of the bond holders principal and interest from the Company's Convertible Note Offering of 2010 was authorized as the Stock Issue / Stock Option Plan of 2011. Options for 643,000 Shares (10.7% of current float) have been issued this far and options remain for the remaining 243,731 shares in the pool. The current option awards, the nature of the option, and its vesting are tabulated below.

Option Holders*	Grant	Shares	% Float	Vesting	Exercise Price	Type	Class
Robert Cucin	11/16/2011	174,000	2.9%	11/16/2012	$2.18	Installment	NSO
Jack Meskunas	11/16/2011	116,000	1.9%	11/16/2012	$2.18	Installment	NSO
Jonas Gayer	11/16/2011	58,000	1.0%	11/16/2012	$2.18	Installment	NSO
Peter Ciriscioli	11/16/2011	58,000	1.0%	11/16/2012	$2.18	Installment	NSO
Ralph Prosceno	11/16/2011	58,000	1.0%	11/16/2012	$2.18	Installment	NSO
Debbie Salerno	11/16/2011	58,000	1.0%	11/16/2013	$2.18	Installment	NSO
Simon Taylor	11/16/2011	58,000	1.0%	11/16/2014	$2.18	Installment	NSO
Dick Yules	11/16/2011	58,000	1.0%	11/16/2014	$2.18	Installment	NSO
Tom Guy	09/20/2013	5,000	0.1%	09/20/2018	$2.18	Installment	NSO

(*) Granted under BioSculpture Technology, Inc.'s 2011 Stock Option / Stock Issue Plan

M. Company Convertible Securities

The Company issued $404,000 of Convertible Notes in BioSculpture Technology, Inc.'s Convertible Note Offering of 2010. All these bonds and their accrued interest of $45,320 were converted into 206,110 shares of common stock on 8/26/13. There are no outstanding convertible securities at the present time.

N. Stock Option Plan

The Board has adopted a stock option plan in 2011. Under that plan options for 886,731 shares were authorized and to date options for 701,000 shares have been issued (see L. Company Stock Options above), leaving options for 185,731 authorized but unissued. There are no immediate plans to issue any of those options but the Company reserves the right to issue any or all of those authorized options as needed to attract and motivate suitable personnel as operations are ramped up.

O. Reporting

The Company will not be required to provide reports to its investors under the federal securities laws upon the completion of the offering. However, by virtue of its listing on the ASM Main market, the Company will be required to furnish you with quarterly un-audited financial reports and an annual audited financial report through a public listing at www.AlternativeSecuritiesMarket.com.

After the Filing of SEC Form 10 or an SEC S-1 Registration Statement with the United States Securities and Exchange Commission ("SEC"), the Company will be required to file reports with the SEC under 15(d) of the Securities Act. The reports will be filed electronically. The reports required are forms 10-K, 10-Q and 8-K. You may read copies of any materials the Company files with the SEC at www.AlternativeSecuritiesMarket.com, or at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet

Site that will contain copies of the reports that the Company files electronically. The address for the Internet site is www.sec.gov.

P. Stock Transfer Agent

The Company will serve as its own registrar and transfer agent with respect the Offering.

For the Public Portion of this Offering, the Stock Transfer Agent is:

ComputerShare

250 Royall Street

Canton, MA (USA) 02021

Phone (781) 575-2000

http://cis.computershare.com

Q. Subscription Period

The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 2,083,333 Common Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period"). The Company has set an investment minimum of $25,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $25,000 will be held in an investment escrow account, and only after $25,000 in securities has been sold to investors will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction

[REMAINDER OF PAGE LEFT BLANK INTENTIONALLY.]

TERMS AND CONDITIONS

The following is a summary of the certain principal terms of Stock Ownership in BioSculpture Technology, Inc.

The Company	BioSculpture Technology, Inc. is a Delaware Stock Corporation doing business in Florida.
Investment Objectives	The Company's objectives are to: (i) Growth of the Company's Medical Device and Technology (ii) Maintain a total internal rate of returns of 20%+ per annum.
Company Managers	Biographies of all Officers, Directors and Managers can be found starting on Page 43 of this Offering.
Minimum Capital Commitment	Each investor will be required to make an investment of a minimum of One Hundred Common Stock Shares ($240.00)
The Offering	The Company is seeking capital commitments of $5,000,000 from Investors. The securities being offered hereby consists of up to 2,083,000 Common Stock Shares of the Company, priced at $2.40 per Common Stock Share for Share 1 to 2,083,333, subject to the Company's discretion to increase the size of the offering. The purchase price for the stock interests is to be paid in cash as called by the Company.
Investment Period	The investment period will begin upon qualification of this Offering by the United States Securities & Exchange Commission.
Term of the Company	There is no set duration for this Offering and it will be terminated upon completion or at any earlier time at the discretion of the Company. The Company plans to list the Company's shares on the Bermuda BSX Exchange, the Frankfurt Stock Exchange or Berlin Stock Exchange's Open Market and the United States OTC market in the year 2015 (OTCQB or OTCQX).
Distributions	The Company has never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future for our Common Stock. Any future determination to declare dividends on our Common Stock will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.
Reports to Investors	The Company's Accounting Firm will furnish to the investors after the close of each fiscal year an annual report containing audited financial statements of the Company prepared in accordance with "Generally Accepted Accounting Principles" (GAAP) and a statement setting forth any distributions to the investors for the fiscal year. The Company will also furnish un-audited quarterly statements to investors.
Valuations	The Company Managers will, at least once per year, perform an internal valuation of the Company's assets, using accepted valuation techniques, to establish the fair market value of each asset as the end of such year. The fair market value of the assets will be deemed to be the ownership interest in each asset valued at the current capitalization rate for each market. In addition, detailed financial modeling will be performed using "current market assumptions" and discounted cash flow analysis.

Indemnification	The Company will indemnify, defend and hold the Company Managers, the members of the Board of Directors harmless from and against any losses, damages, costs that relate to the operations of the Company, unless the Company Manager(s) acted in an unethical manner related to directing investments.
Listings and Admissions to Trading	Applications are being prepared and will be made to U.S. OTC Market (OTCQB or OTCQB), the Bermuda Stock Exchange's Mezzanine Market and the Berlin Stock Exchange (though the Company may choose to list on the Frankfurt Stock Exchange instead of the Berlin Stock Exchange) for the Securities to be admitted to the Exchange's Official List and for Trading. Submission for listing is expected in 2015.

ITEM 7. DESCRIPTION OF PROPERTY.

The Company does not own any real estate. The Company currently utilizes administrative office space at 1701 South Flagler Drive, Suite 607, West Palm Beach, Florida 33401 and leases Research and Development flex space at 1550-4 Latham Road, West Palm Beach, Florida 33409 on a yearly basis with monthly payments of $1214.53.

The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

(a) *Directors and Executive Officers.*

Directors and Executive Officers. The current Directors will serve for one year or until his or her respective successor(s) are elected and qualified. Dr. Cucin has a 3 year employment contract effective as of the successful raise of this Offering minimum.

Name	Position
Robert L. Cucin, MD JD	*Founder, President & Chief Executive Officer, Chairman of the Board*
Deborah Salerno	*C.F.O., Director*
Jonas Gayer, CPA	*Treasurer, Director*
Julia Cucin	*Secretary, Director*
Ralph Prosceno	*Director, NE Sales Manager*

Robert L. Cucin, MD JD MBA   Founder, President, Chief Executive Officer, Chairman

Dr. Cucin is a practicing surgeon in Manhattan and the Palm Beaches affiliated with the Presbyterian – New York and New York University Downtown Hospitals. He received his undergraduate training from Cornell University where he received his B.A. and graduated *magna cum laude* in Chemistry and *with distinction in all subjects*. He was granted his M.D. from Cornell Medical College and did both his General Surgery and Plastic & Reconstructive Surgery Residences at the New York Hospital – Cornell University Medical Center. He is a diplomat of the American Board of Surgery and the American Board of Plastic Surgery, and has a teaching appointment at Weill Cornell Medical College.

He received a Juris Doctorate from Fordham Law School and is duly admitted to the New York, New Jersey and D.C. Bars and the American Trial Lawyers Association. His original research has been the subject of numerous contributions to the medical literature and he has published books in the fields of both medicine and law. Dr. Cucin founded the Rocin Foundation for Plastic Surgical Research to support his academic research and employs his combined degrees and experience in heading a Biotechnology Analysis and Advisory Service to assist new and established companies developing and either manufacturing or licensing their biomedical intellectual property and to perform due diligence for investors interested in providing the start-up funds for ventures based upon new technology. Concentrating in finance, Dr. Cucin obtained an M.B.A. from Columbia Business School and is a member of Mensa.

Twenty years ago Dr. Cucin set up Rocin Laboratories, Inc. as a Research and Development Company to perfect biomedical dermatologicals and devices. That Company now has an extensive international patent portfolio and it is for the commercialization of that portfolio that first Lipotome™ Sales unit, then the Surgeons Tools Division, and ultimately the separate company BioSculpture Technology, Inc. was funded by him to concentrate on the further refinement, manufacture and worldwide distribution of the most advanced body contouring and tissue sculpting art of that portfolio.

Dr. Cucin has dedicated more than fifty hours a week as Chairman, C.E.O. and President of BioSculpture Technology since 2009. He continues to maintain a small practice so he can demonstrate and instruct surgeons on the use of our instruments, give lectures, and maintain important peer relationships.

Ms. Deborah Salerno   Chief Financial Officer, Director

Ms. .Salerno's career in the security industry began in 1977 as an assistant manager with the Option and Accounting Department at Ivan F. Boesky & Co. From 1980-1981, Ms. Salerno joined Bodkin Securities where she became a Senior Registered Option Principal, she was a licensed registered representative with an NASD Series 4 (registered Option Principal), NASD Series 7 (General Securities Representative), and NASD Series 24 (General Securities Principal) registrations, and was accepted as an Allied Member of the NYSE. In 1985, Ms. Salerno joined Yves Hentic & Co., as Syndicate Manager, where she syndicated fifteen (15) new issue and secondary offerings and arranged the firm's participation in more than fifty (50) offerings.

In 1987, Ms. Salerno became a partner at Magna Securities, a New-York based broker-dealer. Ms. Salerno helped expand the firm to include two offices in Florida, Boca Raton and Sarasota with the acquisition of Wilshire Securities. Following the crash of 1987, she focused on a more tailored approach and higher quality standards as an investment banker. She became the principal in a dozen blind pool/blank check offerings. Using knowledge acquired over a decade, she became successful with a dozen offerings underwritten by Westminster Securities Corporation in finding merger partners for the offerings.

The 1990's provided exciting market opportunities requiring full time attention, and Ms. Salerno accordingly spent the last fourteen years involved in capitalizing on current trends, becoming particularly active in the PIPE (Private Investments in Public Equity) market.

She hold a BA in Business from Pace University, Lubin School of Business. Ms. Salerno also completed Master Business Essentials I and II from Tulane Freeman School of Business in 2004.

In October 2009, Ms. Salerno passed the Series 7 and 63 exams and joined the banking department of Global Arena Capital, where provided expertise in the Alternative Public Offerings market as well as traditional banking. In 2011, she joined Benjamin Jerold Brokerage to establish their Investment Banking Department.

In 2013, Ms. Salerno moved from New York to Minneapolis where she now resides. She holds Series 7, 63 and 79 licenses, is not currently registered with any FINRA member, and continues to head DAS Consulting which was established in 1985.

Mr. Jonas Gayer ***Treasurer, Director***

Mr. Jonas Gayer was educated at Brooklyn College and New York University, earning a BS Degree in Accounting, an MBA in Economics and Business Administration, and an MBA in Taxation.

Mr. Gayer worked for the Internal Revenue Service in various capacities for ten years (1972-1982) before joining the prestigious CPA firm of Weinick Sander and Company, located in New York City.

In 1990, he established his own firm of Gayer Associates Tax Consulting Company which he still heads today and which is retained by many prominent New York businesses and Clients. He has been BioSculpture Technology, Inc.'s Treasurer since its founding in 2001 and on its Board of Directors since 2003.

Ms. Julia Cucin ***Secretary, Director***

Ms. Julia Cucin was educated at CUNY earning a BA. She worked as a paralegal at several New York Law Firms and as Personnel Supervisor at the New York World's Fair.

Ms. Julia Cucin worked with her Husband and next with her son as Vice President and Chief Financial Officer of Esquire Cadillac Limousine Company from 1965 until its sale to Carey Limousine in 1991. Following her husband's premature death, she and Dr. Cucin enlarged the business from 13 to 35 cars. She was a master of branding and the roster of clients seen in those steel blue grey limousines bearing the Esquire "e" on the hood was a Who's Who of Corporate Executives, celebrities, politicians, and Manhattan's elite.

She remains active in several charities and community functions. She has gotten two awards for her poetry and is currently writing her third book. She has been Corporate Secretary and a member of its Board of Directors since BioSculpture Technology, Inc.'s founding in 2001.

Mr. Ralph Prosceno ***Director, N.E. Sales Manager***

Mr. Ralph Prosceno began with three years as a Group President for the Ophthalmology Division of the Squibb Corporation. He then spent two years as National Sales Manager for a Manufacturer of Dental Products.

For the last twenty-five years he has been a Sales Manager and Sales Representative for the McGhan Medical Corporation in Plastic Surgery and Ophthalmology Divisions. From his frequent appearances on the trade shows, physician offices and hospitals, he has a personal relationship with an enormous number of plastic surgeons, particularly those in California and the North East States.

For the last ten years he has manufactured and distributed products for the operating room and plastic surgery profession both domestically and internationally through his own Company, SurgiCare. He continues to introduce new products and maintain personal relations with a large spectrum of plastic surgeons and dermatologists in the North East. He is well respected as Marketing Consultant to the medical industry on bringing products to the market and especially in the fields of plastic surgery and ophthalmology.

Ralph has been a Sales Consultant and affiliated with BioSculpture Technology in various capacities since its onset and a member of its Board of Directors since 2014.

(b) *Significant Employees:*

All Members of BioSculpture Technology, Inc. as listed above are each considered "Significant Employees", and are each "Executive Officers" of the Company. The Company would be materially adversely affected if it were to lose the services of any member of BioSculpture Technology, Inc. listed above as each he has provided significant leadership and direction to the Company.

(c) *Family Relationships.*

Julia Cucin is Dr. Cucin's mother.

D. *Involvement in Certain Legal Proceedings*. There have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past three years.

E. Legal proceedings. Other than the isolated trademark Opposition Proceeding discussed below, the Company and its Managers have no lawsuits pending, no legal actions pending or judgments entered against the Company or Managers and, to the best knowledge of the Company, no legal actions are contemplated against the Company and/or its Managers.

BioSculpture Technology applied for the plain text "CINCH IT" trademark (Serial Number: #77506004) to protect and brand "liposuction and surgical body shaping services" performed with its Twin Cannula Assisted Liposuction (TCAL) technology in 6/26/08. Shaklee filed an Opposition proceeding (#91200110) to this registration.

Shaklee owns the senior "CINCH" and the "CINCH COACH" marks which protect a variety of nutritional supplements and diet aids it makes and multiple informational publications. These trademarks are different on their face and are in different fields of goods.

BST withdrew the application and instead filed a new "Cinch It" trademark application (Serial Number #85647811) for the more narrow and specific class of goods and services, International Class 035, "Advertising, promotion, and marketing services in the nature of promotional materials, sales guides, and product instructions for doctors in the field of liposuction surgery."

Shaklee persisted in filing another Opposition to the new application. Although we are confident we could win against this bully in this area glutted with over 250 "CINCH" entries, as we apply for different goods and services and have a two word mark unlikely to be confused with their single word mark, it would be a Pyrrhic victory as we have not spent any money establishing the brand, do not use it to brand a product, and thus have nothing to protect.

We employ the mark exclusively as a descriptive label for a combined modality procedure which effectively cinches a patient's beltline by aggressive reduction of the waist-to-hips ratio, something you don't need a registered trademark to do. Rather than waste money in pointless motion practice with a moneyed Opposer for a trademark of marginal value to us when we have already have eight (8) incontestable strong trademarks marks for the marketing our products, we abandoned the application.

ITEM 9. EXECUTIVE COMPENSATION.

In April of 2014, the Company adopted a compensation program for Company Management. Accordingly, following substantial completion of a successful Offering, Management of BioSculpture Technology, Inc. will be entitled to receive an annual salary of:

Mr. Robert Cucin, President and Chief Executive Officer	$200,000
Estimated Annual Bonus when profitable, 1% of net income.	$0 in 2014 or 2015
Ms. Deborah Salerno, Chief Financial Officer	$125,000
*Estimated Semiannual Bonus	$25,000
Mr. Ralph Prosceno, N.E. Sales Manager	15% Commission on Sales
*Estimated Semiannual Bonus	$25,000
Mr. Tim Adler, West Coast Sales Manager	15% Commission on Sales
*Estimated Semiannual Bonus	$25,000

Officer Compensation

The Company does not currently pay any salaries, bonuses or cash fees to any Officer of the Company beyond those listed above.

Directors and Advisors Compensation

The Company does not currently pay any cash fees to any Director or Advisor of the Company or any member or employee of the Company beyond those listed above.

Stock Option Grants

An option pool of 872,688 shares, equal to the size of 15% of the common outstanding after conversion of the bond holders principal and interest from the Company's Convertible Note Offering of 2010 was authorized as the Stock Issue / Stock Option Plan of 2011. Options for 643,000 Shares (10.7% of current float) have been issued this far and options remain for the remaining 243,731 shares in the pool. The current option awards, the nature of the option and its vesting are tabulated below. NSO means a non-statutory option class.

Option Holders*	Grant	Shares	% Float	Vesting	Exercise Price	Type	Class
Robert Cucin	11/16/2011	174,000	2.9%	11/16/2012	$2.18	Installment	NSO
Jack Meskunas	11/16/2011	116,000	1.9%	11/16/2012	$2.18	Installment	NSO
Jonas Gayer	11/16/2011	58,000	1.0%	11/16/2012	$2.18	Installment	NSO
Peter Ciriscioli	11/16/2011	58,000	1.0%	11/16/2012	$2.18	Installment	NSO
Ralph Prosceno	11/16/2011	58,000	1.0%	11/16/2012	$2.18	Installment	NSO
Debbie Salerno	11/16/2011	58,000	1.0%	11/16/2013	$2.18	Installment	NSO
Simon Taylor	11/16/2011	58,000	1.0%	11/16/2014	$2.18	Installment	NSO
Dick Yules	11/16/2011	58,000	1.0%	11/16/2014	$2.18	Installment	NSO
Tom Guy	09/20/2013	5,000	0.1%	09/20/2018	$2.18	Installment	NSO

(*) Granted under BioSculpture Technology, Inc.'s 2011 Stock Option / Stock Issue Plan

Significant Employees

The Company presently has no significant employees other than the Company Officers and Managers named in this prospectus.

ITEM 10. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of shares of Preferred Stock and Common Stock owned of record and beneficially by executive officers, directors and persons who hold **5% or more of the outstanding Common Stock of the Company**. Also included are the shares held by all executive officers and directors as a group.

Name and Address	Amount and nature of Beneficial Ownership	Number of shares and (Percentage) of Class
Robert Cucin, MD & JD	N/A	Preferred Shares (0%)
	Direct	Common Shares (90.3%)

(b) *Nominal Ownership*

Total Held by Executive Officers and Directors	N/A	Preferred Shares (0%)
	Direct	Common Shares (90.3%)

ITEM 11. SECURITIES BEING OFFERED.

Common Stock Shares

A maximum of TWO MILLION EIGHTY THREE THOUSAND THREE HUNDRED AND THIRTY-THREE Common Stock Shares are being offered to the public at $2.40 per Common Stock Share for Share 1 to 2,083,333. A Minimum of $25,000 will need to be received from this Offering for the Company to receive proceeds from the Sale of any Securities of this Offering. A maximum of $5,000,000 will be received from the offering. All Securities being offered by the Company through this offering, and no Securities are being offered by any selling shareholders of the Company. The Company will receive all proceeds from the sale of its Securities after the Company has secured $25,000 from the sale of Securities through this Offering.

(a) *Description of Company Common Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 20,000,000 shares of Common stock, $0.001 par value per share (the "Common Stock") and 10,000,000 shares of Preferred Stock. As of May 1st, 2014 – 6,036,320 shares of Common Stock were issued and outstanding; NO SHARES of Preferred Stock have been issued or are outstanding. Upon the completion of this Offering and the Current Regulation S Offering detailed in this registration statement, 10,205,401 shares of Common Stock will be issued and outstanding.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as Exhibits to this Form 1-A. No Common Stock is being offered in the Offering Circular.

(b) *Background Information on the Preferred Stock.* None

(c) *Other Debt Securities.* $404,000 bondholder principal and $45,320 bondholder interest of the Convertible Bond Offering of 2010 was converted into common shares on 8/26/13. There are now no outstanding bonds.

(d) *Other Securities to Be Registered.* None.

(e) *Interest of Management and Others in Certain Transactions.*

There is a Note currently outstanding to Robert Cucin from the Company totaling $458,698.89 as of July 12, 2014. This mainly represents his Personal Guarantee on three interest bearing revolving bank Lines of Credit but also some direct loans by him to the Company. His Personal Guarantee allows the Company to draw upon those three Credit Lines with a low effective interest rate of approximately 4.31%. The breakdown of this Debt and the interest charged on each portion are as follows:

CHASE Line of Credit (5.0%), Personally Guaranteed	$208,613.00
CITIBANK Line of Credit (3.5%), Personally Guaranteed	$99,854.44
BANK OF AMERICA Line of Credit (3.99%), Personally Guaranteed	$57,394.01
Non-interest bearing Note (0%)	$92,837.44
Total Note due Dr. Cucin	$458,698.89

Our business plan envisions paying down these three lines of credit and removing Dr. Cucin's Personal Guarantee. This Offering is large enough to obviate their need. However given the Company's favorable payment history with them, the banks are likely to be willing to maintain these revolving lines albeit with an anticipated slightly higher interest rate.

Dr. Cucin has also Personally Guaranteed the Tooling Financed by VGM; the balance due on that financing is approximately $77,881. Our business plan also contemplates having our tooling free and clear of financing. Though our business plan envisions extinguishing all debt following a successful Offering, Dr. Cucin's Note constitutes his Long Term investment in the future of company and need not be repaid until the company has adequate revenues.

Security Holders

As of May 1st, 2014, there were 6,036,320 shares of our Common Stock outstanding, which were held of record by approximately 14 Stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

As of May 1st, 2014, there were NO shares of our Preferred Stock outstanding, which were held of record by approximately 0 preferred stockholders.

Dividends

The Company has never declared or paid cash dividends on its Common Stock Shares. The Company currently intends to retain all available funds and future earnings for use in the operation of Company business and does not anticipate paying any cash dividends in the foreseeable future to holders of our Common Stock. Any future determination to declare dividends for the Company's Common Stock Shares will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Indemnification of Directors and Officers:

The Company is incorporated under the laws of Delaware. Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, and a vote of stockholders or disinterested directors or otherwise.

The Company's Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by Delaware's General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

Delaware General Corporation Law permits a corporation to provide in its Certificate of Incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- payments of unlawful dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

FINANCIAL STATEMENTS for 2012, 2013 and 1/1/14 through 6/30/14 appear below. Following the NOTES TO FINANCIAL STATEMENTS, a DESCRIPTION OF ACTIVITIES DURING REPORTED OPERATING PERIODS discusses changes within each period.

[REMAINDER OF PAGE LEFT BLANK INTENTIONALLY.]

FINANCIAL STATEMENTS:

BIOSCULPTURE TECHNOLOGY, INC.

UNAUDITED STATEMENT OF INCOME

JANUARY 1, 2012 THROUGH DECEMBER 31, 2012

ORDINARY INCOME			
REIMBURSEMENT OF EXPENSE OUTLAY	$441.18		
REFUND OF CHARGE	270.03		
TOTAL INCOME		$711.21	
EXPENSES			
BANK SERVICE CHARGES	97.01		
COMPUTER SERVICES AND SUPPLIES	49.90		
EQUIPMENT RENTAL	1,740.24		
INSURANCE EXPENSE	47,429.59		
INTEREST EXPENSE	16,222.50		
LICENSES AND PERMITS	2,575.00		
MISCELLANEOUS	606.95		
OUTSIDE SERVICE/CONTRACTOR	200.00		
POSTAGE AND DELIVERY	1,237.61		
PRINTING AND REPRODUCTION	509.54		
PROFESSIONAL FEES	41,345.21		
RENT	12,566.70		
REPAIRS	2,948.70		
RESEARCH & DEVELOPMENT	7,729.68		
SUPPLIES	2,832.87		
TAXES	3,200.40		
TELEPHONE	2,861.01		
TRAVEL & ENTERTAINMENT	2,819.00		
UTILITIES	307.82		
TOTAL EXPENSES		147,279.73	
NET ORDINARY INCOME (LOSS)			($146,568.52)

PERIOD	Common Shares Outstanding	Preferred Shares Outstanding	Earnings (Loss)	EPS
2012	5,700,000	0	($146,568.52)	($0.03)

BIOSCULPTURE TECHNOLOGY, INC.

UNAUDITED BALANCE SHEET

AS OF DECEMBER 31, 2012

ASSETS			
CURRENT ASSETS			
CHECKING ACCOUNTS	$1,584.05		
TOTAL CHECKING/SAVINGS		$1,584.05	
OTHER CURRENT ASSETS			
INVENTORY ASSET	56,954.35		
RENT SECUIRTY DEPOST	1,250.00		
TOTAL OTHER ASSETS		58,204.35	
TOTAL CURRENT ASSETS			$59,788.40
FIXED ASSETS			
DYES, TOOLS & MOLDS	263,524.00		
FURNITURE & FIXTURES	47,539.03		
TOTAL FIXED ASSETS			311,063.03
OTHER ASSETS			
EXCLUSIVE LICENSE	500,000.00		
TOTAL OTHER ASSETS			500,000.00
TOTAL ASSETS			$870,851.43
LIABILITIES & EQUITY			
LIABILITIES			
CURRENT LIABILITIES			
ACCOUNTS PAYABLE	$17,661.94		
CREDIT CARDS -AMERICAN EXPRESS	2,772.99		
PREPAID DEPOSITS	49,350.00		
PAYROLL LIABILITIES	17.31		
TOTAL CURRENT LIABILITES		$69,802.24	
LONG TERM LIABILITIES			
5% CONVERTIBLE NOTES	384,000.00		
9% CONVERTIBLE NOTES	20,000.00		
VGM FINANCIAL SERVICES	73,345.48		
NOTE PAYALBE J. CUCIN	2,874.57		
NOTE PAYABLE R. CUCIN	423,260.77		
ACCURED BOND INTEREST	29,883.33		
TOTAL LONG TERM LIABILITIES		933,364.15	
TOTAL LIABILITIES			$1,003,166.39
EQUITY			
CAPITAL STOCK	1,903,500.00		
RETAINED EARNINGS	(2,035,814.96)		
TOTAL EQUITY			(132,314.96)
TOTAL LIABILITIES & EQUITY			$870,851.43

BIOSCULPTURE TECHNOLOGY, INC.
UNAUDITED STATEMENT OF CASH FLOWS
JANUARY 1, 2012 THROUGH DECEMBER 31. 2012

OPERATING ACTIVITIES		
NET INCOME	($146,568.52)	
ADJUSTMENT TO RECONCILE NET INCOME		
TO NET CASH PROVIDED BY OPERATIONS		
RENT SECURITY DEPOSIT	(1,250.00)	
AMEX BUSINESS PURCHASE ACCT	(5,824.10)	
NET CASH PROVIDED BY OPERATING ACTIVITIES		($153,642.62)
INVESTING ACTIVITIES		
FURNITURE & FIXTURES	(2,385.87)	
NET CASH PROVIDED BY INVESTING ACTIVITIES		(2,385.87)
FINANCING ACTIVITIES		
5% CONVERTIBLE NOTES-RANDY WOHISTETTER	50,000.00	
5% CONVERTIBLE NOTES-JOHN WOHISTETTER	100,000.00	
5% CONVERTIBLE NOTES-RICHARD YULES	10,000.00	
NOTE PAYABLE J. CUCIN	(1,764.91)	
NOTE PAYABLE R. CUCIN	549.36	
NET CASH PROVIDED BY FINANCING ACTIVITIES		158,784.45
NET CASH INCREASE FOR PERIOD		2,755.96
CASH AT BEGINNING OF PERIOD		(1,171.91)
CASH AT END OF PERIOD		1,584.05

BIOSCULPTURE TECHNOLOGY, INC.

UNAUDITED STATEMENT OF INCOME

JANUARY 1, 2013 THROUGH DECEMBER 31. 2013

ORDINARY INCOME			
REIMBURSEMENT OF EXPENSE OUTLAY	$299.46		
REFUND OF CHARGE	17,675.68		
SALES - RETAIL	43,299.50		
SALES - OTHER	1,050.00		
PURCHASE DISCOUNT	(901.06)		
TOTAL INCOME		$61,423.58	
COST OF GOODS SOLD			
COST OF GOODS SOLD	8,154.00		
TOTAL COGS		8,154.00	
GROSS PROFIT		53,269.58	
EXPENSES			
ADVERTISING	1,027.91		
BANK SERVICE CHARGES	168.00		
DUES AND SUBSCRIPTIONS	467.07		
EQUIPMENT RENTAL	1,261.28		
INSURANCE EXPENSE	46,705.79		
INTEREST EXPENSE	67,523.68		
LICENSES AND PERMITS	3,313.00		
OUTSIDE SERVICE/CONTRACTOR	13,150.00		
POSTAGE AND DELIVERY	1,130.49		
PRINTING AND REPRODUCTION	481.00		
PROFESSIONAL FEES	120,508.53		
RENT	14,574.36		
REPAIRS	486.32		
RESEARCH & DEVELOPMENT	3,348.31		
SUPPLIES	1,489.22		
TAXES	50.00		
TELEPHONE	2,799.49		
TRAVEL & ENTERTAINMENT	2,784.34		
UTILITIES	1,262.90		
TOTAL EXPENSES		282,531.67	
NET ORDINARY INCOME (LOSS)			(229,262.09)
OTHER INCOME			
CROWD FUNDING DONATION	61.31		
TOTAL OTHER INCOME		61.31	
NET INCOME			($229,200.78)

PERIOD	Common Shares Outstanding	Preferred Shares Outstanding	Earnings (Loss)	EPS
2013	6,036,320	0	($229,200.78)	($0.04)

BIOSCULPTURE TECHNOLOGY, INC.

UNAUDITED BALANCE SHEET

AS OF DECEMBER 31, 2013

ASSETS			
CURRENT ASSETS			
CHECKING ACCOUNTS	$787.46		
TOTAL CHECKING/SAVINGS		$787.46	
OTHER CURRENT ASSETS			
INVENTORY ASSET	48,800.35		
PREPAID MEDIA CREDIT	15,393.25		
RENT SECUIRTY DEPOST	1,250.00		
TOTAL OTHER ASSETS		65,443.60	
TOTAL CURRENT ASSETS			$66,231.06
FIXED ASSETS			
DYES, TOOLS & MOLDS	263,524.00		
FURNITURE & FIXTURES	47,539.03		
TOTAL FIXED ASSETS			311,063.03
OTHER ASSETS			
EXCLUSIVE LICENSE	500,000.00		
TOTAL OTHER ASSETS			500,000.00
TOTAL ASSETS			$877,294.09
LIABILITIES & EQUITY			
LIABILITIES			
CURRENT LIABILITIES			
CREDIT CARDS -AMERICAN EXPRESS	$3,574.83		
TOTAL CURRENT LIABILITES		$3,574.83	
LONG TERM LIABILITIES			
VGM FINANCIAL SERVICES	73,345.48		
NOTE PAYABLE R. CUCIN	396,260.66		
TOTAL LONG TERM LIABILITIES		469,606.14	
TOTAL LIABILITIES			$473,180.97
EQUITY			
CAPITAL STOCK	2,589,620.53		
RETAINED EARNINGS	(2,185,507.41)		
TOTAL EQUITY			404,113.12
TOTAL LIABILITIES & EQUITY			$877,294.09

BIOSCULPTURE TECHNOLOGY, INC.

UNAUDITED STATEMENT OF CASH FLOWS

JANUARY 1, 2013 THROUGH DECEMBER 31. 2013

OPERATING ACTIVITIES		
NET INCOME	($228,925.78)	
ADJUSTMENT TO RECONCILE NET INCOME		
TO NET CASH PROVIDED BY OPERATIONS		
INVENTORY ASSET	8,154.00	
PREPAID MEDIA CREDIT	(15,393.25)	
ACCOUNTS PAYABLE	(17,661.94)	
PAYROLL LIABILITIES	(17.31)	
AMEX BUSINESS PURCHASE ACCT	801.84	
NET CASH PROVIDED BY OPERATING ACTIVITIES		($253,042.44)
FINANCING ACTIVITIES		
5% CONVERTIBLE NOTES-DAN HAMNER	(1,000.00)	
5% CONVERTIBLE NOTES-RANDY WOHISTETTER	(150,000.00)	
5% CONVERTIBLE NOTES-JOHN WOHISTETTER	(200,000.00)	
5% CONVERTIBLE NOTES-RICHARD YULES	(20,000.00)	
5% CONVERTIBLE NOTES-RICK STROTHER	(3,000.00)	
5% CONVERTIBLE NOTES-WILLIAM J. BOLOGNA	(10,000.00)	
5% CONVERTIBLE NOTES-HERBERT MAHLER	(20,000.00)	
NOTE PAYABLE J. CUCIN	(2,874.57)	
NOTE PAYABLE R. CUCIN	(27,000.11)	
CAPTIAL STOCK	686,120.53	
NET CASH PROVIDED BY FINANCING ACTIVITIES		252,245.85
NET CASH INCREASE FOR PERIOD		(796.59)
CASH AT BEGINNING OF PERIOD		1,584.31
CASH AT END OF PERIOD		$787.72

BIOSCULPTURE TECHNOLOGY, INC.

UNAUDITED STATEMENT OF INCOME

JANUARY 1, 2014 THROUGH JUNE 30, 2014

ORDINARY INCOME			
REIMBURSEMENT OF EXPENSE OUTLAY	$294.17		
SALES - RETAIL	12,977.00		
TOTAL INCOME		$13,271.17	
COST OF GOODS SOLD			
COST OF GOODS SOLD	739.23		
		739.23	
GROSS PROFIT		$12,531.94	
EXPENSES			
ADVERSTISING	1,350.00		
COMPUTER SERVICES AND SUPPLIES	197.45		
EQUIPMENT RENTAL	92.22		
INSURANCE EXPENSE	21,488.82		
INTEREST EXPENSE	11,424.48		
OFFICE EXPENSE	1,770.62		
POSTAGE AND DELIVERY	1,164.35		
PROFESSIONAL FEES	2,103.00		
RENT	7,287.18		
REPARIS	902.50		
RESEARCH AND DEVELOPMENT	10,520.92		
TAXES	1,750.00		
TELEPHONE	2,225.67		
TRAVEL AND ENTERTAINMENT	4,439.42		
UTILITIES	584.30		
TOTAL EXPENSES		67,300.93	
NET INCOME (LOSS)			($54,768.99)

PERIOD	Common Shares Outstanding	Preferred Shares Outstanding	Earnings (Loss)	EPS
First 6 months 2014	6,036,320	0	($54,768.99)	($0.01)

BIOSCULPTURE TECHNOLOGY, INC.

UNAUDITED BALANCE SHEET

AS OF JUNE 30, 2014

ASSETS			
CURRENT ASSETS			
CHECKING ACCOUNTS	$6,744.58		
TOTAL CHECKING/SAVINGS		$6,744.58	
OTHER CURRENT ASSETS			
INVENTORY ASSET	48,061.12		
PREPAID MEDIA CREDIT	15,550.12		
RENT SECURITY DEPOSIT	1,250.00		
TOTAL OTHER ASSETS		64,861.24	
TOTAL CURRENT ASSETS			71,605.82
FIXED ASSETS			
DYES, TOOLS & MOLDS	263,524.00		
FURNITURE & FIXTURES	47,539.03		
TOTAL FIXED ASSETS		311,063.03	
OTHER ASSETS			
EXCLUSIVE LICENSE	500,000.00		
TOTAL OTHER ASSETS			500,000.00
TOTAL ASSETS	882,668.85		882,668.85
LIABILITIES & EQUITY			
LIABILITIES			
CURRENT LIABILITISE			
SIMON TAYLOR, ESQ.	5,000.00		
THOMAS J PERKOWSKI, ESQ.	49,872.40		
CREDIT CARDS - AMERICAN EXPERSS	1,705.35		
TOTAL CURRENT LIABILITIES		56,577.75	
LONG TERM LIABILITIES			
NOTE PAYABLE R. CUCIN	458,548.89		
VGM FINANCIAL SERVICES	73,345.48		
TOTAL LONG TERM LIABILITIES		531,894.37	
TOTAL LIABILITIES	531,894.37		588,472.12
EQUITY			
CAPITAL STOCK	2,589,620.53		
RETAINED EARNINGS	-2,240,654.81		
NET INCOME	-54,768.99		
TOTAL EQUITY			294,196.73
TOTAL LIABILITIES & EQUITY			$882,668.85

BIOSCULPTURE TECHNOLOGY, INC.

UNAUDITED STATEMENT OF CASH FLOWS

JANUARY 1, 2014 THROUGH JUNE 30, 2014

OPERATING ACTIVITIES		
NET INCOME	($54,768.99)	
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATIONS		
INVENTORY ASSET	739.23	
PREPAID MEDIA CREDIT	(156.87)	
AMEX BUSINESS PURCHASE ACCOUNT	(2,144.48)	
NET CASH PROVIDED BY OPERATING ACTIVITIES		(56,331.11)
FINANCING ACTIVITIES		
NOTE PAYABLE R. CUCIN	62,288.23	
NET CASH PROVIDED BY FINANCING ACTIVITIES		62,288.23
NET CASH INCREASE FOR PERIOD		5,957.12
CASH AT BEGINNING OF PERIOD		787.46
CASH AT END OF PERIOD		$6,744.58

BIOSCUPTURE TECHNOLOGY, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY

	common Stock	Preferred Stock
From 1/1/2012 - 12/31/2012		
capital contribution	$1,903,500.00	$0.00
shares issued	$0.00	$0.00
shares repurchased	$0.00	$0.00
dividends paid	$0.00	$0.00
Net Loss	($2,035,814.56)	
Ending Equity	($132,314.56)	$0.00
From 1/1/2013 - 12/31/2013		
capital contribution	$1,903,500.00	$0.00
shares issued	$686,120.53	$0.00
shares repurchased	$0.00	$0.00
dividends paid	$0.00	$0.00
Net Loss	($2,185,507.41)	
Ending Equity	$404,113.12	$0.00
From 1/1/2014 to 6/30/2014		
capital contribution	$2,589,620.53	$0.00
shares issued	$0.00	$0.00
shares repurchased	$0.00	$0.00
dividends paid	$0.00	$0.00
Net Loss	($2,295,423.80)	
Ending Equity	$294,196.73	$0.00

BIOSCULPTURE TECHNOLOGY, INC.
NOTES TO FINANCIALSTATEMENTS
1/1/12 – 6/30/14

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES 1/1/12 - 6/30/14

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Organization

BioSculpture Technology, Inc. is a U.S. Delaware C-corporation with a fiscal year from January 1 to December 31 filing taxes with the I.R.S. annually. As the company is an F.D.A. registered medical device manufacturer with one currently F.D.A. - cleared product line, it pays quarterly medical device excise taxes. All filings are current.

Inventory

Inventory has been valued on a last in, first out basis (LIFO).

Executive Salaries

No salaries or wages are accruing or deemed earned except as specifically indicated on the income statements.

Rental Expense

The Company entered into a one year triple-net lease with Okeechobee #1 LLC for 1,400 square feet of FLEX space at 1550-4 Okeechobee Plaza on 6/18/12. A deposit of $1,250 was made and the total monthly rent for the unit is $1,214.53. The tenant exercised its Option to Renew for an additional year prior to expiration. The tenant anticipates the Landlord agreeing to its request to renew the lease for a third year on the same terms.

Long Term Debt

On 4/13/07, the Company entered into a financing arrangement with VGM Financial Services for $154,475 towards tooling for Airbrush® Multicore Connector parts maintained at the Colder Products Company. The loan was secured by a lien on the tooling and the Personal Guarantee of Dr. Cucin. (See Tool Financing Guarantee by Robert L. Cucin, **NOTE** 2 below) As the effective interest rate was 13.62%, 60 monthly payments of $3,422.83 were to be made. The balance due on 10/14/09, including Late Charges was $50,363.10.

When the company stopped making payments, the Lender was not interested in pursuing any collection efforts for the balance in view of Dr. Cucin's promise to pay him the full amount due in one lump sum when and if the company resumed production. The Company carries the debt at $77,881.05, which presuming repayment by 10/14, applies the same 13.62% to the defaulted debt of $50,363.10, a reasonably anticipated settlement of the matter.

Exclusive License

BioSculpture Technology, Inc. entered into a License Agreement with Rocin Laboratories, Inc. on June 2, 2001 in exchange for $250,000 and a 6% royalty on gross sales. The License was exclusive for all patents in the portfolio except for patent 5,112,302, the first in the series protecting the single cannula power assisted technology for which it was non-exclusive.

There were 8 issued patents in the portfolio at the time BioSculpture Technology, Inc. entered into the license agreement. The Company has the right to patent continuations and subsequent improvements to the aspiration platform.

The twin cannula designs have significant advantage with removing the drudgery from liposuction for the surgeon by eliminating his need to manually stroke the cannula. They offer a gentler design to patients as the patients are spared the 1,000's of hourly impacts of the advancing suctioning cannula as it is safely ensheathed within a second slotted tube. Furthermore the technology is applicable to other surgical specialties such as gynecology and urology.

The $250,000 value of the license was calculated by calculating the Net Present Value of a 20 year cash flow of $40,000 per year at a discount rate of 15% which came to $250,373.26. That was the Byron Medical guaranteed annual minimum royalty payment alone. Rocin Laboratories was also receiving a 10% royalty from NuMed on a non-exclusive license of the same single patent at the time.

On 7/10/09 the Exclusive License was modified to eliminate royalty payments in exchange for an additional payment of $250,000. By then there were 18 applications and 15 patents had issued. This gave the BioSculpture Technology, Inc. an exclusive, paid up, perpetual, royalty free license of the portfolio, its continuations and subsequent improvements, and an absolute lock on twin cannula technology in the marketplace. The license is carried on the books at its cost of $500,000.

Currently there are 3 newly allowed patents and 10 pending U.S. and international applications. Allowances are for endoscopic visceral lipectomy and pending claims include subsequent improvements in the design of the single and twin cannula aspiration platform extending protection to 2029. As the license includes improvements which keep extending patent protection into the future and is therefore perpetual, it remains unimpaired and is not subject to depreciation.

Classes of Inventory

BioSculpture Technology, Inc. is an FDA registered design specifier which uses OEM subcontractors to manufacture its assemblies and finished devices. It also has its principal OEM perform inventory and fulfilment. Because of this GMP/ISO131485/ISO9000 contractual relationship with these OEM subcontractors, no good can enter the Company's inventory until it becomes a finished good which passes certain required testing. Therefore all of its inventory consists exclusively of finished goods.

Excess of Replacement Cost over Stated LILO Value

Thus far BioSculpture Technology has only manufactured 1 batch of Airbrush® Liposculpture II systems. The Company's OEM subcontractor has sufficient originally-ordered direct materials (which appear on the subcontractor's books rather than the Company's) for 18 more units of the Airbrush® Liposculpture II system which will therefore have the same cost as the first.

As it plans to replace Airbrush® II with Airbrush® IIE, at most one last batch of Airbrush® II hand systems will be manufactured. As such replacement cost over LIFO is zero for this batch and immaterial going forward.

NOTE 2: RELATED PARTY TRANSACTIONS 1/1/12 – 6/30/14

Note Payable to Robert L. Cucin

There is a Note currently outstanding to Robert Cucin from the Company totaling $458,548.89 as of June 30, 2014. This mainly represents his Personal Guarantee on three interest bearing bank revolving Lines of Credit but also some direct loans by him to the Company. His Personal Guarantee allows the Company to draw upon those Credit Lines with a low effective interest rate of approximately 4.31%. The breakdown of this Debt and the interest charged on each portion are as follows:

CHASE Line of Credit (5.0%), Personally Guaranteed	$208,613.00
CITIBANK Line of Credit (3.5%), Personally Guaranteed	$99,854.44
BANK OF AMERICA Line of Credit (3.99%), Personally Guaranteed	$57,394.01
Non-interest bearing Note (0%)	$92,837.44
Total Note due Dr. Cucin	$458,548.89

Dr. Cucin's personal guarantee of CHASE, CITIBANK and BANK OF AMERICA credit lines and his unsecured non-interest bearing note were and still are his long term investments in the Company. They are long term liabilities. The bank credit card lines never need be repaid at all as they are revolving. Dr. Cucin's Personal Guarantee should just be removed from them as it is inappropriate for a public company.

The Company's business plan envisions paying down these three lines of credit and removing Dr. Cucin's Personal Guarantee. This Offering is large enough to obviate their need.

As for the non-interest bearing Note for $94,837.44 for funds Dr. Cucin has personally loaned the company, that Note remains as his long term investment in the future of the Company and need not be repaid until the Company is adequately funded to facilitate its repayment without crimping operational cash flow.

Tool Financing Guarantee by Robert L. Cucin

Dr. Cucin has also Personally Guaranteed the Tooling Financed by VGM; the balance due on that financing is approximately $77,881. See Long Term Debt, **NOTE 1** above.

Long-Term Borrowing for Five Years Following 6/30/14

There will be no long term borrowing following this Offering. All short and long term debt will be extinguished within 12 months of the Offering.

NOTE 3: NON-SALES INCOME - 1/1/2012 – 12/31/2012

Refund of Charge

The $270.03 refund of charge includes a $2.97 rebate from HP Direct's customer loyalty program on 5/29/12 and a courtesy $267.06 invoice adjustment in the Company's favor on 6/8/12 by Intepro Rapid Prototyping Services for a part that didn't resolve.

The refund of charge was recorded as revenue rather than a reduction of expense simply for clerical reasons as the rebate appeared on a later credit card billing statement than that of the charge. The full expense had already been taken and this treatment avoided entry of a negative expense.

Reimbursement of Expense Outlay

The $441.17 Reimbursement of Expense Outlay represents multiple American Express Business Purchase Card rewards credits throughout the period pursuant to their customer loyalty program.

NOTE 4 – INCOME 1/1/13 – 12/31/2013

Refund of Charge

Adjustments of $9,163 and $8,498.94 to MicroGroup invoices for non-conforming cannulas supplied by them which required significant rework were made on 9/26/2013 as the final resolution of the matter.

A HP Direct rewards credit of $13.74 was made pursuant to a customer loyalty program on 11/125/13.

NOTE 5: CAPITAL CONTRIBUTIONS - 1/1/2013 – 12/31/2013

Bondholder Principal and Interest Conversion in to Common Shares

On 8/26/13, $404,000 of bondholder's principal and $45,320 of accrued bondholder interest was converted into 202,230 shares of common stock.

H. Korthoff Common Stock Purchase

On 9/20/13, Herbert Korthoff purchased 50,972 shares of common stock in exchange for $100,000 cash and $10,900 of equitized consulting services.

T.J. Perkowsky Legal Fee Equitization

On 9/26/13, $110,900.53 of Thomas Perkowski, Esq.'s accrued and invoiced patent prosecution legal services, a then current liability, was equitized into 50,872 shares of common stock.

Media funding Group Stock Swap Agreement

On 8/27/13, 5,430 shares of common stocks were issued to the Media Funding Group in exchange for a $15,000 pre-paid advertising media credit pursuant to a media-for-stock swap agreement signed with them on 8/26/13.

NOTE 6: DEPRECIATION EXPENSE - 1/1/2013 – 6/30/14

Operating Losses were substantial and earnings were inconsequential during this year and half period relative to them. Earnings were from selling off existing inventory from an earlier round of production. Furthermore no use was made of the tooling as no parts were produced. Molds are being properly maintained and not undergoing wear and tear.

Rather than just accruing further carry forward losses, depreciation and amortization were postponed until active production and sales. The depreciation method for all classes of assets: both tool moldings (Airbrush® II hand piece parts and Airbrush® Multicore Connector parts) and for furniture and fixtures will be a straight line declining method over a useful life of 7 years.

If the Company is funded promptly enough to resume production before the end of 2014, this year will be the first of the 7 years in which depreciation of the above assets are taken. A straight line depreciation schedule is depicted on the Company's pro forma projections both for moldings and furniture and fixtures.

If Airbrush® II is retired and discontinued because of a dramatic user preference for Airbrush® IIE, Management reserves the right to accelerate depreciation by using the Modified Accelerated Cost Recovery System (MACRS) depreciation schedule for both of these molds for Airbrush® II components.

NOTE 7: STATEMENT OF INCOME – 1/1/14 – 6/30/14

Normal, Recurring Adjustments

In the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included. All such adjustments are of a regular recurring nature.

NOTE 8: OUTSTANDING STOCK - 1/1/14-6/30/14

Classes of Stock Outstanding

BioSculpture Technology, Inc.'s Articles of Incorporation as amended on February 1, 2010 authorize two classes of shares, namely 20,000,000 common shares with a par value of $.001 and 10,000,000 preferred shares with a par value of $.001. Only 6,036,320 common shares have been issued as of 6/30/14 and are currently outstanding. No preferred shares have been issued to date or are currently outstanding.

I attest to the fact that the foregoing financial statements of BioSculpture Technology, Inc. are true and accurate.

Robert L. Cucin, M.D.

C.E.O.
7/14/2014

DESCRIPTION OF ACTIVITIES DURING REPORTED OPERATING PERIODS

1/1/12 – 12/31/12

During 2012, the Company was in Research and Development mode and not actively marketing its products. The year started well when patent 8,348,929 B2 was allowed on 1/20/12 protecting our "Method of and Apparatus for Treating Abdominal Obesity and Metabolic Syndrome in Human Patients."

The most significant activity throughout the year consisted of advancing the SolidWorks engineering designs for its products and response to Office Actions with regard to pending patents.

Operating Activities generated a $153,642.62 loss which was covered by its financing activities of $158,784.45 which included a sale of $160,000 of 5% convertible notes, increasing the long term liabilities of the Corporation.

1/1/13 – 12/31/13

In 2013, BioSculpture Technology, Inc. had $44,349.50 of sales and $17,675.68 adjustment an invoice in its favor for nonconforming goods. Research and Development continued.

On 8/26/13, $404,000 of bondholder principal and $45,320 of accrued interest was converted into 206,110 shares of common stock (a share price of $2.18).

On 9/23/13 Herbert Korthoff, former C.E.O. of Wright Medical purchased 50,872 shares of common stock in exchange for $100,000 cash and $10,900 of consulting services (a share price of $2.18).

The Company received two additional allowances for U.S. patents 8,465,471 and 8,574,223 on 2/1/2013 and 7/8/2013 for a" Method and Apparatus for Treating Obesity, Metabolic Syndrome, and Type II Diabetes Mellitus in Human Patients" and a "Method of Collecting and In Situ Processing of Tissue Sampled from Human Patients During Aspiration Operations" respectively. BioSculpture Technology, Inc. now had obtained strong protection in the application of twin cannula aspiration to visceral fat removal that it could extend.

On 9/26/13, Thomas J. Perkowski, Esq. accepted 50,872 shares of stock in payment for $110,901 of his completed and invoiced legal services (a share price of $2.18).

An agreement was entered into on 8/26/13 with the Media Funding Group permitting the exchange of $2,000,000 of advertising media for common stock at a share price of $2.81. This will allow the company to maintain an aggressive product launch campaign without adverse consequences to cash flow in the critical first and second year. And it lets the company do so in a way that is non-dilutional to the Investors in this Offering buying in at $2.40/share.

Because of the above transactions, there was an increase in capital contribution of $686,120.53, $703,796.21 of liabilities were eliminated from the balance sheet, and the financial condition of the Company was markedly improved in 2013.

2014, 1/1/14 -6/30/14

Still in Research and Development mode, the Company received $12,977 from the sales of its remaining small inventory of Airbrush® Liposculpture II Systems. The Company's Operating Losses were supported by a drawing down on the Bank of America credit line bearing Dr. Cucin's personal guarantee.

Working prototypes were made from 3-D printed stereolithographic models of the EVL™, Airbrush® IIE, and Airbrush® III hand pieces. These were tested and met with a qualified success showing designs were very close to final versions of all products that will be suitable for FDA submission and production templates ("box builds").

And an inexpensive Intellimotion® Upgrade Interface printed circuit board was designed and tested that would allow the Company's current Intellimotion® controller to be both backwards compatible with its already cleared Airbrush® Liposculptor II and be able to power all the newer, as yet uncleared devices: Airbrush® IIE, Airbrush® III, and EVL™. The ability to simply modify the existing controller for use with all the Company's powered devices offers enormous advantages in streamlining production, lowering COGS, obtaining regulatory approvals, and in obtaining market acceptance.

The first half of 2014 saw the Company achieve significant milestones in product development.

REPORTS TO SECURITY HOLDERS

(1) BioSculpture Technology, Inc. will be a non-reporting company until such time as the company files quarterly and audited financial statements, and complies with the requirements of the Securities Exchange Act of 1934, as amended. However, the Company will be filing the following reports for shareholder review at www.AlternativeSecuritiesMarket.com

1. **Quarterly Un-Audited Financial Statements:** Company to furnish all Investors and Alternative Securities Markets Group a complete set of un-audited financial statements within 30 days of the close of each business quarter. Company's Quarterly Financial Statements to also be posted for public view on the Company's page at www.AlternativeSecuritiesMarket.com.

2. **Annual Audited Financial Statements:** Company to furnish to all Investors and Alternative Securities Markets Group a complete set of third party audited financial statements within 60 days of the close of each business year. Company's Annual Financial Statement to be posted for public view on the Company's page at www.AlternativeSecuritiesMarket.com.

3. **Monthly State of the Company Letter to Investors:** The CEO will issue to all Investors and to Alternative Securities Markets Group, a "Monthly State of the Company" letter detailing the current state of all business operations for the Company. Letter to be posted for public view on the Company's page at www.AlternativeSecuritiesMarket.com.

4. **Quarterly Conference Call:** The CEO or Executive of the Company will hold a quarterly video / telephone conference call with investors no sooner than 10 days, but no greater than 30 days, after the posting of the Company's quarterly financial report. The recorded Conference call will also be made

available for public listen and/or viewing on the Company's Page at www.AlternativeSecuritiesMarket.com.

5. **Corporate Actions:** Company must disclose to all Investors and to Alternative Securities Markets Group all: Dividends, Stock Splits, New Stock Issues, Reverse Splits, Name Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to the record date.

[Remainder of Page Intentionally Left Blank.]

SIGNATURES

The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

BioSculpture Technology, Inc.

By: ______________________
Name: Mr. Robert L. Cucin, MD JD
Title: Founder, President, Chief Executive Officer & Senior Shareholder

By: ______________________
Name: Deborah Salerno
Title: Chief Financial Officer, Director

By: ______________________
Name: Julia Cucin
Title: Secretary, Director

By: Mr. Steven J. Muehler

By: ______________________
Name: Mr. Steven J. Muehler, Alternative Securities Markets Group
Title: Advisor & Drafter of this Securities Registration Statement

EXHIBITS

A. CORPORATE DOCUMENTS:
   1. ORIGINAL DELAWARE CERTIFICATE OF INCORPORATION
   2. AMENDED ARTICLES OF INCORPORATION
   3. CORPORATE BYLAWS

B. ASM WEBSITE MATERIALS ABOUT BIOSCULPTURE TECHNOLOGY, INC.:
   1. WEB PAGE PRINT OUT
   2. TRANSCRIPT OF VIDEO APPEARING ON WEB PAGE

C. ALTERNATIVE SECURITIES MARKETS GROUP ACCOUNT OPENING MATERIALS INCLUDING INVESTOR QUESTIONNAIRE
   1. INDIVIDUAL INVESTOR (U.S.)
   2. INSTITUTIONAL INVESTOR

D. SUBSCRIPTION PACKAGE FOR THE OFFERING

E. ESCROW AGREEMENT

State of Delaware

SECRETARY OF STATE
DIVISION OF CORPORATIONS
P.O. BOX 898
DOVER, DELAWARE 19903

010232178

9308889
INCORPORATE USA, INC.
P O BOX 7902
3150 SANDY RIDGE DR.
CLEARWATER FL 33761
ATTN: JOHN F. MARTIN X#

05-15-2001

DESCRIPTION	AMOUNT
BIOSCULPTURE TECHNOLOGY, INC.	
3392354 0102S Incorp Delaware Stock Co.	
Incorporation Fee	15.00
Receiving/Indexing	25.00
Data Entry Fee	10.00
Surcharge Assessment-New Castle	6.00
Page Assessment-New Castle Count	18.00
Expedite Fee, 24 Hour	50.00
FILING TOTAL	124.00
BIOSCULPTURE TECHNOLOGY, INC.	
3392354 8300 Certificate in Re Short	
Certification Fee	20.00
Expedite 24 Hr., 1-3 Re-Short	30.00
FILING TOTAL	50.00
TOTAL CHARGES	174.00
TOTAL PAYMENTS	174.00
SERVICE REQUEST BALANCE	.00

DEPARTMENT OF THE TREASURY
INTERNAL REVENUE SERVICE
PHILADELPHIA PA 19255

DATE OF THIS NOTICE: 05-23-2001
NUMBER OF THIS NOTICE: CP 575 A
EMPLOYER IDENTIFICATION NUMBER: 52-2316605
FORM: SS-4
2877829257 B

FOR ASSISTANCE CALL US AT:
1-800-829-1040

BIOSCULPTURE TECHNOLOGY INC
120 CENTRAL PARK S STE 1F
NEW YORK NY 10019

OR WRITE TO THE ADDRESS SHOWN AT THE TOP LEFT.

IF YOU WRITE, ATTACH THE STUB OF THIS NOTICE.

WE ASSIGNED YOU AN EMPLOYER IDENTIFICATION NUMBER (EIN)

Thank you for your Form SS-4, Application for Employer Identification Number (EIN). We assigned you EIN 52-2316605. This EIN will identify your business account, tax returns, and documents, even if you have no employees. Please keep this notice in your permanent records.

Use your complete name and EIN shown above on all federal tax forms, payments and related correspondence. If you use any variation in your name or EIN, it may cause a delay in processing and incorrect information in your account. It also could cause you to be assigned more than one EIN.

Based on the information shown on your Form SS-4, you must file the following forms(s) by the date we show.

Form 941	07/31/2001
Form 1120	03/15/2002
Form 940	01/31/2002

Your assigned tax classification is based on information obtained from your Form SS-4. It is not a legal determination of your tax classification and is not binding on the IRS. If you want a determination on your tax classification, you may seek a private letter ruling from the IRS under the procedures set forth in Rev. Proc. 98-01, 1998-1 I.R.B. 7 (or the superceding revenue procedure for the year at issue).

If you need help in determining what your tax year is, you can get Publication 538, Accounting Periods and Methods, at your local IRS office.

If you have questions about the forms shown or the date they are due, you may call us at 1-800-829-1040 or write to us at the address shown above.

If you're required to deposit for employment taxes (Forms 941, 943, 940, 945, CT-1, or 1042), excise taxes (Form 720), or income taxes (Form 1120), we will send an initial supply of Federal Tax Deposit (FTD) coupon books within six weeks. You can use the enclosed coupons if you need to make a deposit before you receive your supply.

State of Delaware

Office of the Secretary of State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY "BIOSCULPTURE TECHNOLOGY, INC." IS DULY INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE AND IS IN GOOD STANDING AND HAS A LEGAL CORPORATE EXISTENCE SO FAR AS THE RECORDS OF THIS OFFICE SHOW, AS OF THE FIFTEENTH DAY OF MAY, A.D. 2001.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3392354 8300

010232178

AUTHENTICATION: 1135201

DATE: 05-15-01

JOHN F. MARTIN

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:29 AM 05/15/2001
010232178 – 3392354

STATE *of* DELAWARE

CERTIFICATE *OF* INCORPORATION

***of* BIOSCULPTURE TECHNOLOGY, INC.**

A STOCK CORPORATION

FIRST: The Name of this Corporation is BIOSCULPTURE TECHNOLOGY, INC..

SECOND: Its registered office in the State of Delaware is to be located at 161 WITLSHIRE ROAD in the City of CLAYMONT, County of NEW CASTLE Zip Code of 19703. The registered agent in charge thereof is LINDA NOVACK.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The Amount of the total Authorized capital stock of this corporation is Zero Dollars($0) divided into 1500 shares of no par value stock

FIFTH: The Initial Director(s) of the corporation whose name and address is listed below shall be :

ROBERT L. CUCIN, M.D. 120 CENTRAL PARK SOUTH SUITE 1F ,NEW YORK, NEW YORK 10019

SIXTH: The name and mailing address of the incorporator are as follows:

John F. Martin
3150 SANDY RIDGE DR
CLEARWATER, FLORIDA 33761

SEVENTH- MAILING ADDRESS

The mailing address for correspondence to the corporation is:

120 CENTRAL PARK SOUTH SUITE 1F ,NEW YORK ,NEW YORK 10019

I, The Undersigned, for the purposes of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate , and do certify that the facts herein state are true, and I have accordingly hereunto set my hand this 14 th of May, AD 2001.

By: [signature]
JOHN F. MARTIN

New York State Department of
Taxation And Finance
Processing Division - Corporation Tax
W A Harriman Campus
Albany NY 12227

Corporation Tax Account Information
If corrections to our records are necessary, return this form as soon as possible to ensure proper identification.

BIOSCULPTURE TECHNOLOGY, INC.
120 CENTRAL PARK S #1F
NEW YORK NY 10019

Identification Number	File Number	Current Filing Period
52-2316605	AA4*	04-30-03

1. Federal or Correct Employer Identification Number (EIN)	2. Daytime Telephone Number
	( )
3. Correct Mailing Address	**4. Correct Physical Address**

This form is designed to provide you with the **Identification Number, File Number,** and **Current Filing Period** assigned to your New York State Corporation Tax account. The form is generated when a newly formed corporation has been added to our records or the identification number or corporate name has recently been changed or corrected. When a taxpayer does not have a federal Employer Identification Number (FEIN), the New York State Tax Department assigns a number prefixed by the letters TF. **Please see the back of this form for important filing information.**

If you do not have a federal employer identification number, and a TF prefixed number is printed above, use this identification number when applying for a Sales and Use Tax Certificate of Authority or filing returns for New York State employer's income tax withheld.

— Box 1 - Enter your federal employer identification number. If you have applied for a FEIN but have not yet received one, keep this form and return it when the information is available.
— Box 2 - Enter the daytime telephone number.
— Box 3 - Enter the correct mailing address, if different from the preprinted address above.
— Box 4 - Enter the correct physical address, if different from mailing address.

If you have business tax account(s) with ID number(s) other than the number shown in the box labeled *Identification Number* above, enter the information below.

A. Sales & Use Tax ID Number ____________________

You may request a Sales Tax registration packet and/or a new employer packet by calling the telephone numbers below.

B. Withholding Tax ID Number ____________________

If you have made any corrections or have entered any account information for A or B above, return this form in the enclosed preaddressed envelope.

For information regarding your corporation tax filing requirements, refer to the instructions on the back of this form.

Corporation Tax Section

If you are located:	For forms and publications call:	For information call:
Inside New York State	1-800-462-8100 TOLL FREE	1-800-225-5829 TOLL FREE
Outside New York State	(518) 485-6800	(518) 485-6800

GENERATION DATE: 11-09-02

Enclosure: Return Envelope

CT-198 (1/00)

New York State Department of
Taxation And Finance
Processing Division - Corporation Tax
W A Harriman Campus
Albany NY 12227

Corporation Tax Account Information
If corrections to our records are necessary, return this form as soon as possible to ensure proper identification.

BIOSCULPTURE TECHNOLOGY, INC.
120 CENTRAL PARK S #1F
NEW YORK NY 10019

Identification Number	File Number	Current Filing Period
52-2316605	AA4*	04-30-03

1. Federal or Correct Employer Identification Number (EIN)	2. Daytime Telephone Number
	( )

3. Correct Mailing Address	4. Correct Physical Address

This form is designed to provide you with the **Identification Number, File Number,** and **Current Filing Period** assigned to your New York State Corporation Tax account. The form is generated when a newly formed corporation has been added to our records or the identification number or corporate name has recently been changed or corrected. When a taxpayer does not have a federal Employer Identification Number (FEIN), the New York State Tax Department assigns a number prefixed by the letters TF. **Please see the back of this form for important filing information.**

If you do not have a federal employer identification number, and a TF prefixed number is printed above, use this identification number when applying for a Sales and Use Tax Certificate of Authority or filing returns for New York State employer's income tax withheld.

— Box 1 - Enter your federal employer identification number. If you have applied for a FEIN but have not yet received one, keep this form and return it when the information is available.
— Box 2 - Enter the daytime telephone number.
— Box 3 - Enter the correct mailing address, if different from the preprinted address above.
— Box 4 - Enter the correct physical address, if different from mailing address.

If you have business tax account(s) with ID number(s) other than the number shown in the box labeled *Identification Number* above, enter the information below.

A. Sales & Use Tax ID Number ______________________

You may request a Sales Tax registration packet and/or a new employer packet by calling the telephone numbers below.

B. Withholding Tax ID Number ______________________

If you have made any corrections or have entered any account information for A or B above, return this form in the enclosed preaddressed envelope.

For information regarding your corporation tax filing requirements, refer to the instructions on the back of this form.

Corporation Tax Section

If you are located:	For forms and publications call:	For information call:
Inside New York State	1-800-462-8100 TOLL FREE	1-800-225-5829 TOLL FREE
Outside New York State	(518) 485-6800	(518) 485-6800

Enclosure: Return Envelope — GENERATION DATE: 11-09-02 — CT-198 (1/00)

N. Y. S. DEPARTMENT OF STATE
DIVISION OF CORPORATIONS AND STATE RECORDS ALBANY, NY 12231-0001

FILING RECEIPT

ENTITY NAME: BIOSCULPTURE TECHNOLOGY, INC.

DOCUMENT TYPE: APPLICATION FOR AUTHORITY (FOREIGN BUS) COUNTY: NEWY

SERVICE COMPANY: ** NO SERVICE COMPANY ** SERVICE CODE: 00

FILED:05/24/2001 DURATION:PERPETUAL CASH#:010524000612 FILM #:010524000589

ADDRESS FOR PROCESS

THE CORPORATION
120 CENTRAL PARK SO.
SUITE 1 F
NEW YORK, NY 10019

EXIST DATE

05/24/2001

REGISTERED AGENT

BRIAN TUBBY
120 CENTRAL PARK SO.
SUITE 1 F
NEW YORK, NY 10019

FILER	FEES	225.00	PAYMENTS	225.00
	FILING	225.00	CASH	0.00
JOHN F. MARTIN	TAX	0.00	CHECK	225.00
3150 SANDY RIDGE DRIVE	CERT	0.00	CHARGE	0.00
	COPIES	0.00	DRAWDOWN	0.00
CLEARWATER, FL 33761	HANDLING	0.00	BILLED	0.00
			REFUND	0.00

DOS-1025 (11/89)

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

BIOSCULPTURE TECHNOLOGY, INC.

The undersigned officer of Biosculpture Technology, Inc., a corporation formed under the General Corporation Law of the State of Delaware, in order to amend and restate the Certificate of Incorporation of said corporation, hereby certifies as follows:

1. The name of the corporation is Biosculpture Technology, Inc. (the "Corporation"). The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on May 15, 2001.

2. This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Section 245 of the General Corporation Law of the State of Delaware. The amendments of the original Certificate of Incorporation contained herein were duly adopted in accordance with Section 242 of the General Corporation Law. The undersigned officer is the duly authorized President and Chief Executive Officer of the Corporation.

3. The registered office of the Corporation within the State of Delaware is to be located at 838 Walker Road, Suite 22-1, Dover, Kent County, Delaware 19904. The name of its registered agent at that address is State Street Corporate LLC.

4. The purpose of the Corporation is to conduct or promote any lawful business or purposes and to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

5. (a) The Corporation shall have authority to issue a total of 30,000,000 shares of capital stock, consisting of 20,000,000 shares of common stock with a par value of $0.001 per share and 10,000,000 shares of preferred stock with a par value of $0.001 per share. The designations and the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, of the authorized capital stock of the Corporation are as provided for below in this Article 5. Except as otherwise provided in an amendment to this Certificate of

Incorporation or in a resolution or designation adopted by the Corporation's Board of Directors pursuant to Article 5(c) of this Certificate, the number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

(b) Common Stock. The common stock of the Corporation shall have the following powers, preferences and rights, and shall be subject to the following qualifications, limitations and restrictions thereof, in addition to any other powers, preferences, rights, qualifications, limitations and restrictions afforded by the Delaware General Corporation Law:

(i) Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the common stock of the Corporation shall be entitled to receive, when and as declared by the Board of Directors, out of any assets legally available therefor, such dividends as may be declared from time to time by the Board of Directors;

(ii) upon the liquidation, dissolution or winding up of the Corporation, the available assets of the Corporation shall be distributed among the holders of the common stock of the Corporation, subject to any priorities, rights, preferences, powers, designations, qualifications, limitations and restrictions of any other classes or series of stock of the Corporation; and

(iii) the holder of each share of common stock shall have the right to one vote per share of common stock and shall be entitled to vote upon such matters and in such manner as may be provided by law, subject to the voting rights of other classes and series of stock of the Corporation; provided, however, that, except as otherwise required by law, holders of common stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation or pursuant to the General Corporation Law.

(c) Preferred Stock. Shares of preferred stock of the Corporation may be issued from time to time in one or more series as may be determined by the Corporation's Board of Directors, which is expressly vested with authority to adopt resolutions providing for such issuance. Any shares of preferred stock of the Corporation that may be redeemed, purchased or acquired by the Corporation may be reissued except as otherwise provided by law or by the terms of any series of preferred stock. The Board of Directors is expressly authorized to adopt and fix by resolution or resolutions the designations and the powers, preferences and rights of each series of preferred stock of the Corporation, and the qualifications, limitations and restrictions thereof, including without limitation:

(i) the serial designation of each series that shall distinguish it from other series;

(ii) the number of shares included in such series;

(iii) the dividends that holders of shares of such series shall be entitled to receive, the rate of such dividends or the method of determining such rate, any conditions upon which such dividends shall be paid, the times at which such dividends shall be payable, and the preference and relation of such dividends to the dividends payable on any other classes or series of stock;

(iv) whether dividends on the shares of such series shall be cumulative and the terms and timing of such cumulative dividends;

(v) the rights of the holders of the shares of such series of preferred stock upon voluntary or involuntary liquidation, dissolution, winding up, merger, consolidation or distribution or sale of assets of the Corporation, and the relative rights of priority, if any, of the shares of such series upon such events;

(vi) any obligation of the Corporation to purchase or

redeem shares of such series, the prices at which, the periods within which and the terms and conditions upon which the shares of such series may be purchased or redeemed, in whole or in part, whether at the option of the Corporation or at the option of the holders thereof or upon the happening of other events, and the terms of any sinking fund or purchase or redemption account provided for such shares;

(vii) whether or not the shares of such series shall be convertible or exchangeable, at the option of the holders thereof or at the option of the Corporation or upon the happening of other events, into shares of any other class or classes or series of stock of the Corporation, the price or rate of exchange or conversion and any adjustments applicable thereto;

(viii) whether or not the holders of shares of such series shall have voting rights different from, or in addition to, the voting rights otherwise provided by law or the voting rights of other classes or series of stock and the terms of any such different or additional voting rights; and

(ix) provisions that Section 502 or 503 of the California Corporations Code shall not apply in whole or in part with respect to distributions on shares junior to a class or series of preferred shares, including provisions that Section 502 or 503 shall not apply in connection with repurchases by the Corporation of its common stock from employees, officers, directors, advisors, consultants or other persons performing services for the Corporation or any subsidiary pursuant to agreements under which the Corporation has the option to repurchase such shares at cost upon the occurrence of certain events, such as the termination of employment.

6. The personal liability of the directors of the Corporation to the Corporation or its stockholders is hereby eliminated to the fullest extent permitted by the law of the State of Delaware, including Section 102(b)(7) of the Delaware General Corporation Law, as the same may be amended or supplemented. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty

of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is amended to further reduce, or to authorize with the approval of stockholders or directors of the Corporation further reduction of, the liability of the Corporation's directors for breach of fiduciary duty, then a director of the Corporation shall not, to the fullest extent permitted by the Delaware General Corporation Law as so amended, be liable for any such breach.

7. The Corporation shall, to the fullest extent permitted by the law of the State of Delaware, including Sections 102(b)(7) and 145 of the Delaware General Corporation Law, as the same may be amended or supplemented, indemnify any and all directors and officers whom it shall have power to indemnify under such law from and against any and all expenses (including attorneys' fees and advancement of expenses), judgments, fines, settlement amounts and other liabilities imposed upon or reasonably incurred by such person in connection with any pending, threatened or completed action, suit or proceeding to which such person is, or is threatened to be, a party, both as to action in such person's official capacity and as to action of such person in any other capacity with the Corporation while holding such office, and also as to action of such person serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including service with respect to employee benefit plans), and from and against all other matters referred to in or covered by such law. The indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any law, bylaw, agreement, vote of stockholders or directors or otherwise. The indemnification hereunder shall inure to the benefit of the heirs, executors and administrators of any person entitled to such indemnification and shall continue as to a person who has ceased to be a director, officer, employee or agent of the Corporation.

8. The Corporation shall have the power, to the fullest extent permitted by the law of the State of Delaware, as the same may be amended or supplemented, to indemnify any and all employees, agents and persons whom it may have power to indemnify under such law from and against any and all expenses

(including attorneys' fees and advancement of expenses), judgments, fines, settlement amounts and other liabilities imposed upon or reasonably incurred by such person in connection with any pending, threatened or completed action, suit or proceeding to which such person is, or is threatened to be, a party, both as to action in such person's capacity as an employee, agent, officer or director of the Corporation and as to action of such person in any other capacity with the Corporation, and also as to action of such person serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including service with respect to employee benefit plans), and from and against all other matters referred to in or covered by such law. The indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any law, bylaw, agreement, vote of stockholders or directors or otherwise. The indemnification hereunder may inure to the benefit of the heirs, executors and administrators of any person entitled to such indemnification and may continue as to a person who has ceased to be a director, officer, employee or agent of the Corporation.

9. Elections of directors of the Corporation shall not be required to be by written ballot unless the bylaws of the Corporation shall so provide. Any director or the entire Board of Directors of the Corporation, including directors who are classified into classes of directors whose terms of office expire at different times, may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

10. In furtherance and not in limitation of any powers conferred by law, the Board of Directors of the Corporation shall have the power to adopt, amend or repeal bylaws of the Corporation.

11. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in any manner now or hereafter permitted or prescribed by applicable law, and all rights conferred on any stockholders hereunder are granted subject to such reserved right of the Corporation. No amendment, modification or repeal of Article 6, Article 7 or Article 8 of this Certificate shall increase or extend any liability of, or adversely affect any right of, any director, officer, employee or agent of the Corporation (or any other person for which Delaware law permits

the Corporation to provide indemnification or limitation of liability) in connection with any acts or omissions of such person occurring prior to such amendment, modification or repeal.

IN WITNESS WHEREOF, I have signed this certificate as of February 1, 2010.

Robert L. Cucin
President
Chief Executive Officer

Minutes

and

By Laws

OF

INCORPORATED UNDER THE LAWS OF

Delaware

BY LAWS

OF

BIOSCULPTURE TECHNOLOGY, INC.

BYLAWS

OF

BIOSCULPTURE TECHNOLOGY, INC.

ARTICLE I

SHAREHOLDERS

1. Annual Meeting

A meeting of the shareholders shall be held annually for the election of directors and the transaction of other business on such date in each year as may be determined by the Board of Directors, but in no event later than 365 days after the anniversary of the date of incorporation of the Corporation.

2. Special Meetings

Special meetings of the shareholders may be called by the Board of Directors, Chairman of the Board or President and shall be called by the Board upon the written request of the holders of record of a majority of the outstanding shares of the Corporation entitled to vote at the meeting requested to be called. Such request shall state the purpose or purposes of the proposed meeting. At such special meetings the only business which may be transacted is that relating to the purpose or purposes set forth in the notice thereof.

3. Place of Meetings

Meetings of the shareholders shall be held at such place within or outside of the State of Delaware as may be fixed by the Board of Directors. If no place is so fixed, such meetings shall be held at the principal office of the Corporation.

4. Notice of Meetings

Notice of each meeting of the shareholders shall be given in writing and shall state the place, date and hour of the meeting and the purpose or purposes for which the meeting is called. Notice of a special meeting shall indicate that it is being issued by or at the direction of the person or persons calling or requesting the meeting.

If, at any meeting, action is proposed to be taken which, if taken, would entitle objecting shareholders to receive payment for their shares, the notice shall include a statement of that purpose and to that effect.

A copy of the notice of each meeting shall be given, personally or by first class mail, not less than ten nor more than fifty days before the date of the meeting, to each shareholder entitled to vote at such meeting. If mailed, such notice shall be deemed to have been given when deposited in the United States mail, with postage thereon prepaid, directed to the shareholder at his address as it appears on the record of the shareholders, or, if he shall have filed with the Secretary of the Corporation a written request that notices to him or her be mailed to some other address, then directed to him at such other address.

When a meeting is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken. At the adjourned meeting any business may be transacted that might have been transacted on the original date of the meeting. However, if after the adjournment the Board of Directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record on the new record date entitled to notice under this Section 4.

5. Waiver of Notice

Notice of a meeting need not be given to any shareholder who submits a signed waiver of notice, in person or by proxy, whether before or after the meeting. The attendance of any shareholder at a meeting, in person or by proxy, without protesting prior to the conclusion of the meeting the lack of notice of such meeting, shall constitute a waiver of notice by him or her.

6. Inspectors of Election

The Board of Directors, in advance of any shareholders' meeting, may appoint one or more inspectors to act at the meeting or any adjournment thereof. If inspectors are not so appointed, the person presiding at a shareholders' meeting may, and on the request of any shareholder entitled to vote thereat shall, appoint two inspectors. In case any person appointed fails to appear or act, the vacancy may be filled by appointment in advance of the meeting by the Board or at the meeting by the person presiding thereat. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of such inspector at such meeting with strict impartiality and according to the best of his ability.

The inspectors shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, and the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with the right to vote at the meeting, count and tabulate all votes, ballots or consents, determine the result thereof, and do such acts as are proper to conduct the election or vote with fairness to all shareholders. On request of the person presiding at the meeting, or of any shareholder entitled to vote thereat, the inspectors shall make a report in writing of any challenge, question or matter determined by them and shall execute a certificate of any fact found by them. Any report or certificate made by them shall be prima facie evidence of the facts stated and of any vote certified by them.

7. List of Shareholders at Meetings

A list of the shareholders as of the record date, certified by the Secretary or any Assistant Secretary or by a transfer agent, shall be produced at any meeting of the shareholders upon the request thereat or prior thereto of any shareholder. If the right to vote at any meeting is challenged, the inspectors of election, or the person presiding thereat, shall require such list of the shareholders to be produced as evidence of the right of the persons challenged to vote at such meeting, and all persons who appear from such list to be shareholders entitled to vote thereat may vote at such meeting.

8. Qualification of Voters

Unless otherwise provided in the Articles of Incorporation, every shareholder of record shall be entitled at every meeting of the shareholders to one vote for every share standing in its name on the record of the shareholders.

Treasury shares as of the record date and shares held as of the record date by another domestic or foreign corporation of any kind, if a majority of the shares entitled to vote in the election of directors of such other corporation is held as of the record date by the Corporation, shall not be shares entitled to vote or to be counted in determining the total number of outstanding shares.

Shares held by an administrator, executor, guardian, conservator, committee or other fiduciary, other than a trustee, may be voted by such fiduciary, either in person or by proxy, without the transfer of such shares into the name of such fiduciary. Shares held by a trustee may be voted by him or her, either in person or by proxy, only after the shares have been transferred into his name as trustee or into the name of his nominee.

Shares standing in the name of another domestic or foreign corporation of any type or kind may be voted by such officer, agent or proxy as the bylaws of such corporation may provide, or, in the absence of such provision, as the board of directors of such corporation may determine.

No shareholder shall sell his vote, or issue a proxy to vote, to any person for any sum of money or anything of value except as permitted by law.

9. Quorum of Shareholders

The holders of a majority of the shares of the Corporation issued and outstanding and entitled to vote at any meeting of the shareholders shall constitute a quorum at such meeting for the transaction of any business, provided that when a specified item of business is required to be voted on by a class or series, voting as a class, the holders of a majority of the shares of such class or series shall constitute a quorum for the transaction of such specified item of business.

When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

The shareholders who are present in person or by proxy and who are entitled to vote may, by a majority of votes cast, adjourn the meeting despite the absence of a quorum.

10. Proxies

Every shareholder entitled to vote at a meeting of the shareholders, or to express consent or dissent without a meeting, may authorize another person or persons to act for him by proxy.

Every proxy must be signed by the shareholder or its attorney. No proxy shall be valid after the expiration of eleven months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except as otherwise provided by law.

The authority of the holder of a proxy to act shall not be revoked by the incompetence or death of the shareholder who executed the proxy, unless before the authority is exercised written notice of an adjudication of such incompetence or of such death is received by the Secretary or any Assistant Secretary.

11. Vote or Consent of Shareholders

Directors, except as otherwise required by law, shall be elected by a plurality of the votes cast at a meeting of shareholders by the holders of shares entitled to vote in the election.

Whenever any corporate action, other than the election of directors, is to be taken by vote of the shareholders, it shall, except as otherwise required by law, be authorized by a majority of the votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon.

Whenever shareholders are required or permitted to take any action by vote, such action may be taken without a meeting on written consent, setting forth the action so taken, signed by the holders of all outstanding shares entitled to vote thereon. Written consent thus given by the holders of all outstanding shares entitled to vote shall have the same effect as an unanimous vote of shareholders.

12. Fixing The Record Date

For the purpose of determining the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or to express consent to or dissent from any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividend or the allotment of any rights, or for the purpose of any other action, the Board of Directors may fix, in advance, a date as the record date for any such determination of shareholders. Such date shall not be less than ten nor more than fifty days before the date of such meeting, nor more than fifty days prior to any other action.

When a determination of shareholders of record entitled to notice of or to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof, unless the Board of Directors fixes a new record date for the adjourned meeting.

ARTICLE II

BOARD OF DIRECTORS

1. Power of Board and Qualification of Directors

The business of the Corporation shall be managed by the Board of Directors. Each director shall be at least eighteen years of age.

2. Number of Directors

The number of directors constituting the entire Board of Directors shall be the number, not less than ____3__ nor more than ___9___, fixed from time to time by a majority of the total number of directors which the Corporation would have, prior to any increase or decrease, if there were no vacancies, provided, however, that no decrease shall shorten the term of an incumbent director, and provided further that if all of the shares of the Corporation are owned beneficially and of record by less than three shareholders, the number of directors may be less than three but not less than the number of shareholders. Until otherwise fixed by the directors, the number of directors constituting the entire Board shall be ___8___.

3. Election and Term of Directors

At each annual meeting of shareholders, directors shall be elected to hold office until the next annual meeting and until their successors have been elected and qualified or until their death, resignation or removal in the manner hereinafter provided.

4. Quorum of Directors and Action by the Board

A majority of the entire Board of Directors shall constitute a quorum for the transaction of business, and, except where otherwise provided herein, the vote of a majority of the directors present at a meeting at the time of such vote, if a quorum is then present, shall be the act of the Board.

Any action required or permitted to be taken by the Board of Directors or any committee thereof may be taken without a meeting if all members of the Board or the committee consent in writing to the adoption of a resolution authorizing the action. The resolution and the written consent thereto by the members of the Board or committee shall be filed with the minutes of the proceedings of the Board or committee.

5. Meetings of the Board

An annual meeting of the Board of Directors shall be held in each year directly after the annual meeting of shareholders. Regular meetings of the Board shall be held at such times as may be fixed by the Board. Special meetings of the Board may be held at any time upon the call of the President or any two directors.

Meetings of the Board of Directors shall be held at such places as may be fixed by the Board for annual and regular meetings and in the notice of meeting for special meetings. If no place is so fixed, meetings of the Board shall be held at the principal office of the Corporation. Any one or more members of the Board of Directors may participate in meetings by means of a conference telephone or similar communications equipment.

No notice need be given of annual or regular meetings of the Board of Directors. Notice of each special meeting of the Board shall be given to each director either by mail not later than noon, Delaware time, on the third day prior to the meeting or by telegram, written message or orally not later than noon, Delaware time, on the day prior to the meeting. Notices are deemed to have been properly given if given: by mail, when deposited in the United States mail; by telegram at the time of filing; or by messenger at the time of delivery. Notices by mail, telegram or messenger shall be sent to each director at the address designated by him for that purpose, or, if none has been so designated, at his last known residence or business address.

Notice of a meeting of the Board of Directors need not be given to any director who submits a signed waiver of notice whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to any director.

A notice, or waiver of notice, need not specify the purpose of any meeting of the Board of Directors.

A majority of the directors present, whether or not a quorum is present, may adjourn any meeting to another time and place. Notice of any adjournment of a meeting to another time or place shall be given, in the manner described above, to the directors who were not present at the time of the adjournment and, unless such time and place are announced at the meeting, to the other directors.

6. Resignations

Any director of the Corporation may resign at any time by giving written notice to the Board of Directors or to the President or to the Secretary of the Corporation. Such resignation shall take effect at the time specified therein; and unless otherwise specified therein the acceptance of such resignation shall not be necessary to make it effective.

7. Removal of Directors

Any one or more of the directors may be removed for cause by action of the Board of Directors. Any or all of the directors may be removed with or without cause by vote of the shareholders.

8. Newly Created Directorships and Vacancies

Newly created directorships resulting from an increase in the number of directors and vacancies occurring in the Board of Directors for any reason except the removal of directors by shareholders may be filled by vote of a majority of the directors then in office, although less than a quorum exists. Vacancies occurring as a result of the removal of directors by shareholders shall be filled by the shareholder. A director elected to fill a vacancy shall be elected to hold office for the unexpired term of his predecessor.

9. Executive and Other Committees of Directors

The Board of Directors, by resolution adopted by a majority of the entire Board, may designate from among its members an executive committee and other committees each consisting of three or more directors and each of which, to the extent provided in the resolution, shall have all the authority of the Board, except that no such committee shall have authority as to the following matters: (a) the submission to shareholders of any action that needs shareholders' approval; (b) the filling of vacancies in the Board or in any committee; (c) the fixing of compensation of the directors for serving on the Board or on any committee; (d) the amendment or repeal of the bylaws, or the adoption of new bylaws; (e) the amendment or repeal of any resolution of the Board which, by its term, shall not be so amendable or repealable; or (f) the removal or indemnification of directors.

The Board of Directors may designate one or more directors as alternate members of any such committee, who may replace any absent member or members at any meeting of such committee.

Unless a greater proportion is required by the resolution designating a committee, a majority of the entire authorized number of members of such committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members present at a meeting at the time of such vote, if a quorum is then present, shall be the act of such committee.

Each such committee shall serve at the pleasure of the Board of Directors.

10. Compensation of Directors

The Board of Directors shall have authority to fix the compensation of directors for services in any capacity.

11. Interest of Directors in a Transaction

Unless shown to be unfair and unreasonable as to the Corporation, no contract or other transaction between the Corporation and one or more of its directors, or between the Corporation and any other corporation, firm, association or other entity in which one or more of the directors are directors or officers, or are financially interested, shall be either void or voidable, irrespective of whether such interested director or directors are present at a meeting of the Board of Directors, or of a committee thereof, which authorizes such contract or transaction and irrespective of whether his or their votes are counted for such purpose. In the absence of fraud any such contract and transaction conclusively may be authorized or approved as fair and reasonable by: (a) the Board of Directors or a duly empowered committee thereof, by a vote sufficient for such purpose without counting the vote or votes of such interested director or directors (although such interested director or directors may be counted in determining the presence of a quorum at the meeting which authorizes such contract or transaction), if the fact of such common directorship, officership or financial interest is disclosed or known to the Board or committee, as the case may be; or (b) the shareholders entitled to vote for the election of directors, if such common directorship, officership or financial interest is disclosed or known to such shareholders.

Notwithstanding the foregoing, no loan, except advances in connection with indemnification, shall be made by the Corporation to any director unless it is authorized by vote of the shareholders without counting any shares of the director who would be the borrower or unless the director who would be the borrower is the sole shareholder of the Corporation.

ARTICLE III

OFFICERS

1. Election of Officers

The Board of Directors, as soon as may be practicable after the annual election of directors, shall elect a President, a Secretary, and a Treasurer, and from time to time may elect or appoint such other officers as it may determine. Any two or more offices may be held by the same person, except that the same person may not hold the offices of President and Secretary unless the person is the sole shareholder of the Corporation and holding of said offices of President and Secretary by such person is permitted under applicable law. The Board of Directors may also elect one or more Vice Presidents, Assistant Secretaries and Assistant Treasurers.

2. Other Officers

The Board of Directors may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board.

3. Compensation

The salaries of all officers and agents of the Corporation shall be fixed by the Board of Directors.

4. Term of Office and Removal

Each officer shall hold office for the term for which he is elected or appointed, and until his successor has been elected or appointed and qualified. Unless otherwise provided in the resolution of the Board of Directors electing or appointing an officer, his term of office shall extend to and expire at the meeting of the Board following the next annual meeting of shareholders. Any officer may be removed by the Board with or without cause, at any time. Removal of an officer without cause shall be without prejudice to his contract rights, if any, and the election or appointment of an officer shall not of itself create contract rights.

5. President

The President shall be the chief executive officer of the Corporation, shall have general and active management of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. The President shall also preside at all meetings of the shareholders and the Board of Directors.

The President shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation.

6. Vice Presidents

The Vice Presidents, in the order designated by the Board of Directors, or in the absence of any designation, then in the order of their election, during the absence or disability of or refusal to act by the President, shall perform the duties and exercise the powers of the President and shall perform such other duties as the Board of Directors shall prescribe.

7. Secretary and Assistant Secretaries

The Secretary shall attend all meetings of the Board of Directors and all meetings of the shareholders and record all the proceedings of the meetings of the Corporation and of the Board of Directors in a book to be kept for that purpose, and shall perform like duties for the standing committees when required. The Secretary shall give or cause to be given, notice of all meetings of the shareholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, under whose supervision the Secretary shall be. The Secretary shall have custody of the corporate seal of the Corporation and the Secretary, or an Assistant Secretary, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the Secretary's signature or by the signature of such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his signature.

The Assistant Secretary, or if there be more than one, the Assistant Secretaries in the order designated by the Board of Directors, or in the absence of such designation then in the order of their election, in the absence of the Secretary or in the event of the Secretary's inability or refusal to act, shall perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

8. Treasurer and Assistant Treasurers

The Treasurer shall have the custody of the corporate funds and securities; shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation; and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors.

The Treasurer shall disburse the funds as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the Corporation.

If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of the office of Treasurer, and for the restoration to the Corporation, in the case of the Treasurer's death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in the possession or under the control of the Treasurer belonging to the Corporation.

The Assistant Treasurer, or if there shall be more than one, the Assistant Treasurers in the order designated by the Board of Directors, or in the absence of such designation, then in the order of their election, in the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, shall perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

9. Books and Records

The Corporation shall keep: (a) correct and complete books and records of account; (b) minutes of the proceedings of the shareholders, Board of Directors and any committees of directors; and a current list of the directors and officers and their residence addresses. The Corporation shall also keep at its office in the State of Delaware or at the office of its transfer agent or registrar in the State of Delaware, if any, a record containing the names and addresses of all shareholders, the number and class of shares held by each and the dates when they respectively became the owners of record thereof.

The Board of Directors may determine whether and to what extent and at what times and places and under what conditions and regulations any accounts, books, records or other documents of the Corporation shall be open to inspection, and no creditor, security holder or other person shall have any right to inspect any accounts, books, records or other documents of the Corporation except as conferred by statute or as so authorized by the Board.

10. Checks, Notes, etc.

All checks and drafts on, and withdrawals from the Corporation's accounts with banks or other financial institutions, and all bills of exchange, notes and other instruments for the payment of money, drawn, made, endorsed, or accepted by the Corporation, shall be signed on its behalf by the person or persons thereunto authorized by, or pursuant to resolution of, the Board of Directors.

ARTICLE IV

CERTIFICATES AND TRANSFERS OF SHARES

1. Forms of Share Certificates

The share of the Corporation shall be represented by certificates, in such forms as the Board of Directors may prescribe, signed by the President or a Vice President and the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer. The shares may be sealed with the seal of the Corporation or a facsimile thereof. The signatures of the officers upon a certificate may be facsimiles if the certificate is countersigned by a transfer agent or registered by a registrar other than the Corporation or its employee. In case any officer who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer at the date of issue.

Each certificate representing shares issued by the Corporation shall set forth upon the face or back of the certificate, or shall state that the Corporation will furnish to any shareholder upon request and without charge, a full statement of the designation, relative rights, preferences and limitations of the shares of each class of shares, if more than one, authorized to be issued and the designation, relative rights, preferences and limitations of each series of any class of preferred shares authorized to be issued so far as the same have been fixed, and the authority of the Board of Directors to designate and fix the relative rights, preferences and limitations of other series.

Each certificate representing shares shall state upon the face thereof: (a) that the Corporation is formed under the laws of the State of Delaware; (b) the name of the person or persons to whom issued; and the number and class of shares, and the designation of the series, if any, which such certificate represents.

2. Transfers of Shares

Shares of the Corporation shall be transferable on the record of shareholders upon presentment to the Corporation of a transfer agent of a certificate or certificates representing the shares requested to be transferred, with proper endorsement on the certificate or on a separate accompanying document, together with such evidence of the payment of transfer taxes and compliance with other provisions of law as the Corporation or its transfer agent may require.

3. Lost, Stolen or Destroyed Share Certificates

No certificate for shares of the Corporation shall be issued in place of any certificate alleged to have been lost, destroyed or wrongfully taken, except, if and to the extent required by the Board of Directors upon: (a) production of evidence of loss, destruction or wrongful taking; (b) delivery of a bond indemnifying the Corporation and its agents against any claim that may be made against it or them on account of the alleged loss, destruction or wrongful taking of the replaced certificate or the issuance of the new certificate; © payment of the expenses of the Corporation and its agents incurred in connection with the issuance of the new certificate; and (d) compliance with other such reasonable requirements as may be imposed.

ARTICLE V

OTHER MATTERS

1. Corporate Seal

The Board of Directors may adopt a corporate seal, alter such seal at pleasure, and authorize it to be used by causing it or a facsimile to be affixed or impressed or reproduced in any other manner.

2. Fiscal Year

The fiscal year of the Corporation shall be the twelve months ending December 31st, or such other period as may be fixed by the Board of Directors.

3. Amendments

Bylaws of the Corporation may be adopted, amended or repealed by vote of the holders of the shares at the time entitled to vote in the election of any directors. Bylaws may also be adopted, amended or repealed by the Board of Directors, but any bylaws adopted by the Board may be amended or repealed by the shareholders entitled to vote thereon as herein above provided.

If any bylaw regulating an impending election of directors is adopted, amended or repealed by the Board of Directors, there shall be set forth in the notice of the next meeting of shareholders for the election of directors the bylaw so adopted, amended or repealed, together with a concise statement of the changes made.

BioSctructure Technology, Inc.

Part 2 of 2

BioSculpture Technology, Inc.

Direct Public Offering / ASM Main Market / Regulation A



BioSculpture Technology, Inc.
- Delaware Stock Corporation
- SEC CIK Number: 0001606799
- ISIN Number: Pending
- Regulation A & Regulation S

Terms of Investment:
- Common Stock Offering of 2,083,333 Shares
- OTCQX or Regulated Market Listing in 2015 or 2016

Company Financial Reports:
- View Company Annual Audited and Quarterly non-audited Financials (Link)

Monthly "State of the Company" Letters:
- Monthly "State of the Company" Letter from Company Management to Investors (Link)

View a Copy of the Investment Prospectus:
- Submitted to the SEC for Review and Comment on 6/1/2014
- See all SEC Filings (Link)

BioSculpture Technology Public Offering

Invest (U.S Citizens)

Invest (International)

BioSculpture Technology, Inc.

BioSculpture Technology, Inc. is an independent offspring of Robin Laboratories, Inc. BioSculpture Technology, Inc. was created when the overwhelming success of the licensing program of the "Lipotome™ Sales Division" suggested that an independent company be created to exclusively license the parent company's liposuction portfolio and expedite the development and introduction of more advanced designs into the operating room.

BioSculpture Technology, Inc. believes that the best way to serve physicians, the patients they treat, and our shareholders is to improve the surgical experience with reliable, safe and affordable instruments which make surgery a more controlled, predictable, and less painful experience.

BioSculpture Technology, Inc.'s Corporate Mission is to unleash the artist surgeon® and be a world leading manufacturer and developer of Medical Devices for Handling Adipose Tissue targeting:

- The Liposuction and Body Sculpting Market;
- The Bariatric Market; and
- Fat Autograft and Adipocyte-Derived Stem Cell Processing Markets

In January and February of 2013, BioSculpture Technology obtained two U.S. patent allowances with claims directed at methods and devices for the endoscopic removal of visceral fat. On July 8, 2013 BioSculpture Technology received allowance of a third U.S. Patent protecting a method of collecting and in situ processing of tissue sampled from human patients during aspiration operations, designed to allow us to target the most offending fat. Numerous other patents are pending. It is this fat within the abdomen, visceral or "belly" fat that causes metabolic syndrome by secreting the noxious cytokines (cellular hormones) which cause hunger, hypertension, type 2 Diabetes Mellitus, autoimmune diseases and cancer, strokes, heart attacks, loss of energy, and a lowered metabolic rate.

7 out 10 U.S. healthcare dollars are spent on obesity-related diseases. Two thirds of the U.S. population is overweight. 1/3 is frankly obese and 43% is forecast to be obese within a few years. U.S. Bariatric surgery expenditure was $1.9B in 2013. Allergan reported $160M in 2012 for its Obesity Control Device revenues as it sells a disposable Lap-Band® kit for each restrictive procedure at $2,500. Although we anticipate realizing a significant revenue stream from the liposuction market with our existing and the new products we plan to bring to market, we believe we can capture a significant share of this bariatric market in a similar fashion. We plan to do so with a consumable and this patented, potentially safer endoscopic procedure that does not require cutting into the bowel or leaving behind a foreign body. This Offering will facilitate the final development, manufacture, and bringing to market of these already prototyped products so we can offer them to the 1.3B patients about the globe suffering from obesity. 80% of diabetics are obese.

Surgical Products:

Airbrush® Liposculptor:
The Airbrush® Liposculptor is ergonomically designed to facilitate one-handed, continuous adjustment of stroke length for power assisted liposculpture. Space age technology using advanced composite materials, pneumatics, electronics, and motion control allows responsively controlled power to be packed into a minimum of space and weight.

Patented mechanically efficient and gentle twin-cannula liposuction allows the surgeon to effortlessly adjust the stroke length of the instrument to achieve the desired artistic result as he/she sculpts the desired body contours. It unleashes the artist in the surgeon®, and permits the patient to visualize their results and speeds the patients return to active life.

Intellimotion® Controller:
Advanced digital signal processing, integrated circuitry, and proprietary software allows intelligent and responsive functioning with the surgeon being able to continuously vary stroke length with their operating hand.

Panel displays tell the surgeon precisely the stroke length and rates, as well as graphically depicting both parameters, cannula position, and operating status at all times. Solid state circuity and advanced programming allows the feel and function of each instrument to be customized to the surgeon's preferences.

Airbrush® Cannula Sets:
High quality permanent cannula pairs are available in a wide variety of lengths and sizes.

Airbrush® Multicore Quick Connector:
The reusable multicore connector allows rapid and convenient single button connection and disconnection of control, power and gas.

Airbrush Liposculpture® System Key Benefits:

- Greatly Reduces Operating Time
- Greatly Lessens the Mechanical Exertion required by the Surgeon
- Facilitates Resection in Fibrous areas such as Gynecomastia and the Flanks
- Ease of Feathering at the Margins of Tissue Resection
- More Precise and Even Tissue Removal with Reduced Postoperative Lumpiness
- Safer, Cheaper, and Faster than Ultrasonic Devices
- Less Tissue Trauma and Bruising
- As the cannula does not get hot, there is no risk of burns

The Company was funded by Dr. Robert Cucin, MD & JD, a board-certified plastic and reconstructive surgeon who is a Fellow of the American College of Surgeons and the Founder of American Institute of Plastic Surgery, Founder of Rocin Laboratories, and the Rocin Foundation for Plastic Surgical Research. He is the inventor of the world's first single cannula Power Assisted Liposuction (PAL) device based on hands-on clinical experience. This technology was licensed to UAM, NuMed, Byron Medical, and Mentor. His licensee Byron Medical owned 25% of the PAL device market. Byron was acquired by Mentor which was subsequently acquired by the Ethicon Division of Johnson & Johnson. PAL technology has since been widely adopted and proliferated to account for approximately 66% of the liposuction device market.

Twenty years ahead of the reality TV series "Dr. 90210" on plastic surgery of Beverly Hills, Dr. Cucin's syndicated TV Show "Keeping Face & Figure" ran for six years as a ground breaking plastic surgical informational series. Dr. Cucin also has a Columbia MBA and is an IP Attorney and Research Analyst in the Healthcare sector.

An opportunity exists because liposuction is rough on the surgeon as most surgeons find it physically demanding; its strenuous nature induces a tremor precluding subsequent fine surgery. Exertion interferes with surgical excellence. Liposuction is even rougher on the patients as they are swollen and sore for weeks postoperatively. Results compromised by uneven, lumpy, wavy appearance and bruising and discoloration require weeks to resolve. Larger volume liposuction procedures cause significant blood loss and revisions and touch-ups are common.

Up to Fifty to Sixty pounds may be safely removed from suitable patients in ideal circumstances on an outpatient basis in serial liposuctions with TCAL technology in a combined modality treatment (the final session involves a dermatolipectomy excising the de-fatted abdominal pannus).

Company website: http://www.biosculpturetechnology.com

Hello, I'm Bob Cucin, the plastic surgeon who invented Power Assisted Liposuction or PAL.

I LICENSED the patent for it to licensees who captured 25% of this new market which grew to $150M/yr.

I founded BioSculpture Technology to COMMERCIALIZE my 2nd generation the tube-within-a-tube, TWIN CANNULA ASSISTED LIPOSUCTION or TCAL designs.

Because I used our TCAL technology which facilitated LARGE VOLUME liposuction, my practice began to attract overweight and frankly obese patients.

It caused me to study OBESITY and the SCIENCE of FAT.

I began to TARGET the WAIST and FLANKS to reduce the waist-to-hips ratio of these patients in an attempt to obtain SOME HEALTH BENEFIT in addition to a cosmetic improvement.

I learned visceral fat shuts down the metabolism so that weight loss becomes virtually impossible.

It secretes noxious cellular hormones which cause diabetes, hypertension, insatiable hunger, and ALL the other complications of obesity.

Also being a general surgeon who had done LOTS of abdominal surgery, it became apparent to me that we needed to develop an endoscopic method and technology for safely removing the visceral fat within the abdomen that was the REAL problem.

The 3rd Generation tissue aspiration innovation that resulted NOW makes SAFE ENDOSCOPIC removal of that killer visceral or "belly" fat WITHIN the abdomen POSSIBLE.

Our DISRUPTIVE technology can REVOLUTIONIZE the treatment of obesity.

2/3 of the population is overweight; 1/3 is obese.

43% of the population is FORECAST to be obese in the next few years.

25% of our children are already are obese.

80% of the 1.3B obese people about the globe will develop type 2 diabetes.

$7 out of $10 U.S. Healthcare dollars are spent on obesity related diseases.

Last year's bariatric surgery expenditure for treatment of obesity grew to $1.9B.

Current bariatric surgery for the treatment of obesity is either RESTRICTIVE or BYPASS.

BOTH starve the visceral or belly fat within the abdomen to stop its secretion of the noxious cellular hormones which cause diabetes, hypertension, insatiable hunger, and ALL the other complications of obesity.

But they also create NUTRITIONAL CRIPPLES and have a SIGNIFICANT incidence of SERIOUS complications and associated QUALITY OF LIFE compromises.

Endoscopic Visceral Lipectomy will NOT they involve CUTTING into the stomach or bowel, REARRANGING the body's alimentary plumbing, or leaving behind a FOREIGN BODY.

The patient will leave the operating room and CINCH their belt with an IMPROVED metabolic profile and LOSE an amount of BODY fat that is a LARGE MULTIPLE of the relatively small amount of visceral fat removed.

And we can go back LATER and take out some MORE visceral fat AGAIN to avoid any weight loss plateaus until IDEAL weight is attained.

Both the DEVICE AND THE METHOD are protected by 2 newly issued U.S. patents.

Our METHOD for COLLECTING AND PROCESSING the removed fat we can target the worst first received a 3rd new patent allowance.

9 more patents are PENDING.

You can't dissolve the internal fat with external energy without also damaging vital internal organs.

OMENTECTOMY, even when performed endoscopically, is NOT all that benign.

CUTTING MESENTERIC fat out manually isn't feasible at all.

You CAN'T stroke a manual cannula back and forth INSIDE the belly.

EVERY OTHER powered device needs to be stroked - EVEN reciprocating single cannula devices.

In addition LASERs, ULTRASOUND, hot or cold WATER ASSISTED devices also pose ADDITIONAL hazards.

There is NO OTHER KNOWN, SAFER way of removing the visceral fat within the abdomen, ESPECIALLY the MESENTERIC fat I suspect we'll prove to be more important.

Let's take a look at fat aspiration technology.

To perform LIPOSUCTION, MOST doctors insert a HOLLOW METAL TUBE attached to a vacuum UNDER the skin and INTO the subcutaneous tissue and move it back and forth OVER AND OVER again 1,000's of times per hour.

It's as ROUGH on the PATIENT and DOCTOR as it sounds.

Dissolving the fat with the heat of a LASER or ULTRASOUND at the tip FIRST IS less strenuous but still requires the SAME BACK AND FORTH motion, AND it's SLOWER.

This virtual hot poker also exposes the patient to the risk of BURNS.

My FIRST generation technology or PAL involved VIBRATING the tip of the cannula back and forth about 3/8 of an inch.

It SHORTENED recoveries and LESSENED surgeon's exertion.

I collected royalties from a license that was ultimately acquired by the Ethicon division of J&J.

BioSculpture Technology's 2nd GENERATION TWIN CANNULA ASSISTED LIPOSUCTION or TCAL, places the reciprocating cannula INSIDE a stationary one.

An INNER tube with a hole is attached to vacuum.

But it slides INSIDE a stationary SHEATH which has a SLOT ALIGNED with the aspirating hole as the inner tube is reciprocated to mimic a surgeon's stroke.

Airbrush Liposculptor II is a pneumatic device which RECIPROCATES its inner cannula 2" and DOESN'T NEED TO BE STROKED, only POSITIONED where the body needs to be liposculpted.

And the cannulas stay COOL so there is NO RISK OF BURNS.

This GENTLER design SPARES patients TRAUMA and BRUISING from impacts with the inner reciprocating suction cannula.

It removes the DRUDGERY from the procedure, UNLEASHING THE ARTIST IN THE SURGEON, to IMPROVE CONTROL and REDUCE THE FREQUENCY OF REVISIONS.

It's a surgical instrument facilitating MEDIUM and LARGE VOLUME liposuction.

Our ENDOSCOPICALLY VISUALIZABLE LIPECTOMY or EVL device takes us in a new direction.

Designed for more precisely TARGETED removal and ENDOSCOPIC applications it's a LIGHTWEIGHT PISTOL rather than a wand.

The cannulas are more efficient, thinner, and standardized.

Vacuum tubing fastens on a STATIONARY barb.

And it's ELECTRIC.

This new alternative bariatric surgical treatment for obesity can improve the lives of 1.3B people.

It is my way of giving back to a profession which has given me so much.

I want patients suffering from obesity to have LONGER, HEALTHER lives because of what I believe will be a SAFER and HIGHLY EFFECTIVE procedure.

Alternative Securities Markets Group

Corporate: U.S. Bank Tower, 633 West 5th Street, Los Angeles, California 90071
Office: (213) 407 - 4386 / Email: Legal@ASMMarketsGroup.com
http://www.AlternativeSecuritiesMarket.com

www.AlternativeSecuritiesMarket.com

NEW INVESTOR QUESTIONNAIRE AND AGREEMENT

(United States Citizen)

Alternative Securities Markets Group

Corporate: U.S. Bank Tower, 633 West 5th Street, Los Angeles, California 90071
Office: (213) 407 - 4386 / Email: Legal@ASMMarketsGroup.com
http://www.AlternativeSecuritiesMarket.com

TABLE OF CONTENTS FOR THIS QUESTIONNAIRE AND AGREEMENT

Document Section Name:	Actions Performed:	Pages:
New Investor Questionnaire		
Part One: 11 Questions	Fill in the Blanks	03
Part Two: 15 Multiple Choice Question	Check the box that Applies	04
User Agreement	Read Only	10
Privacy Policy	Read Only	21
Investor Registration Agreement	Read only	25
Statement of Understanding of Securities Offered	Read Only	33
Issuers Obligations to Investors / Reporting Requirements	Read Only	39
Acknowledgement of Entire Agreement	Digital Signature	40

Alternative Securities Markets Group

Corporate: U.S. Bank Tower, 633 West 5th Street, Los Angeles, California 90071
Office: (213) 407 - 4386 / Email: Legal@ASMMarketsGroup.com
http://www.AlternativeSecuritiesMarket.com

NEW INVESTOR QUESTIONNAIRE (*Individual Investors*):

PART ONE:

Thank you for singing up as an Individual Investor with Alternative Securities Markets Group and www.AlternativeSecuritiesMarket.com. In order to provide you details on the Companies we are currently raising capital for, or have listed for trade on our Trading Platform, we need to ask you a few questions. This will determine which companies you will have access to, as well as auto-populate this information into the subscription agreement of an investment when you are ready to Invest. Please complete the questions on page ONE, check the Box(es) that apply on pages 2-5 and electronically sign the last page of this Agreement.

Name: ______________________________

Spouse Name (if applicable): ______________________________

Address: ______________________________

Address Line 2 (if applicable): ______________________________

City: ______________________________

State or Province: ______________________________

Postal Code / Zip Code: ______________________________

Country: ______________________________

Best Phone Number: ______________________________

Alternate Phone Number (not required): ______________________________

Email Address: ______________________________

Check One (cont.):

(__) I made $200,000 or more in the last two years and expect to make at least $200,000 this year.

(__) My household income was $300,000 or more in the last two years and it is expected to be at least $300,000 this year.

(__) I have a net worth either on my own or jointly with my spouse of $1,000,000 or more excluding my home.

(__) None of the above.

<u>PART TWO</u>:

Investor Suitability Questionnaire:

1. ***Income Tax Bracket:***
   (__) 15% or less

   (__) 15-27%

   (__) 28% or more

2. ***When do you expect to need the funds from your Investments:***
   (__) Less than one year

   (__) 1-3 years

   (__) 3-5 years

   (__) 6-10 years

   (__) 11+ years

Corporate: U.S. Bank Tower, 633 West 5th Street, Los Angeles, California 90071
Office: (213) 407 - 4386 / Email: Legal@ASMMarketsGroup.com
http://www.AlternativeSecuritiesMarket.com

3. ***Net Worth (excluding your home):***
(__) $1 to $5,000

(__) $5,001 to $10,000

(__) $10,001 to $50,000

(__) $50,000 to $100,000

(__) $100,001 to $500,000

(__) $500,001 to $999,999

(__) $1,000,000 to $5,000,000

(__) Greater than $5M

4. ***Annual Income:***
(__) Less than $15,000

(__) $15,001 to $25,000

(__) $25,001 to $50,000

(__) $50,001 to $100,000

(__) $100,001 to $150,000

(__) $150,000 to $199,000

(__) $200,000 to $300,000

(__) More than $300,000

5. ***Household Income:***
(__) Less than $15K

(__) $15,001 to $25,000

(__) $25,001 to $50,000

(__) $50,001 to $100,000

(__) $100,001 to $150,000

(__) $150,001 to $199,999

(__) $200,000 to $300,000

(__) More than $300,000

6. ***Past Private Equity or Private Debt Investments:***
(__) None

(__) One Investment

(__) 2-5 Investments

(__) Six or Move Investments

7. ***Employment Status:***
   (__) Student

   (__) Self-Employed

   (__) Employed in Same Field Less than Five Years

   (__) Employed in Same Field Five Years or More

   (__) Retired

   (__) Unemployed

8. ***Education:***
   (__) None

   (__) GED

   (__) High School

   (__) College 2 Year

   (__) College 4 Year

   (__) Masters/PHD

9. ***Annual Expenses:***
   (__) $50,000 or Less

   (__) $50,001 to $100,000

   (__) $100,001 to $250,000

   (__) $250,001 to $500,000

   (__) Over $500,000

10. Liquid Net Worth:

(__) $1 to $5,000

(__) $5,001 to $10,000

(__) $10,001 to $50,000

(__) $50,001 to $100,000

(__) $100,001 to $500,000

(__) $500,001 to $999,999

(__) $1,000,000 to $5,000,000

(__) Greater than $5,000,000

11. Marital Status:

(__) Single

(__) Married

(__) Domestic Partner

(__) Divorced

(__) Widowed

12. Number of Dependents:

(__) One

(__) Two to Three

(__) Four to Five

(__) Greater than Five

Corporate: U.S. Bank Tower, 633 West 5th Street, Los Angeles, California 90071
Office: (213) 407 - 4386 / Email: Legal@ASMMarketsGroup.com
http://www.AlternativeSecuritiesMarket.com

13. Are you or any of your immediate family employed by or associated with the Securities Industry?

(__) YES

(__) NO

14. Are you an officer, director or 10% (or more) shareholder in a publicly-owned company?

(__) YES

(__) NO

15. Notify me of new investments as they are added to: (www.AlternativeSecuritiesMarket.com).

(__) YES

(__) NO

In the next 1-24 hours we will review your questionnaire. As part of the approval process, an Investment Banker with Alternative Securities Markets Group may contact you to discuss the risks associated with investing and to answer any questions you may have.

Once you are approved, we will email your Investor Designation and a link to your Private Online Alternative Securities Markets Group's Investment Account.

*** The Accuracy of your application is extremely important to us. In order that we may make a fair judgment on your financial background, the information you submit may be subject to verification.*

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

Alternative Securities Markets Group

Corporate: U.S. Bank Tower, 633 West 5th Street, Los Angeles, California 90071
Office: (213) 407 - 4386 / Email: Legal@ASMMarketsGroup.com
http://www.AlternativeSecuritiesMarket.com

User Agreement for Alternative Securities Markets Group

Effective March 25th, 2014

Welcome to ***the Alternative Securities Market!*** This user agreement (this "Agreement") is a contract between you and **Alternative Securities Markets Group** and governs all transactions between you and **Alternative Securities Markets Group**, as well as your use of **Alternative Securities Markets Group's** Services (the "Services"). Before you complete your registration with **the Alternative Securities Market**, you must read and accept all of the terms and conditions in, and linked to, this Agreement, including the Privacy Policy.

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- **Eligibility:** To be eligible to use the Services, you must be 18 years old. Each investment product and service referred to on www.AlternativeSecuritiesMarket.com. Not all investment products and services referenced on www.AlternativeSecuritiesMarket.com are intended for every investor. Example, Regulation Securities are only for non-residents of the United States and CA1001 Securities are only for Qualified Investors that are residents of the State of California. You agree to review the section "Types of Securities Offered on www.AlternativeSecuritiesMarket.com", and that you agree that you have all requisite authority to enter into and use the Services contemplated by this agreement. This website will not be considered a solicitation for or offering of any security, investment product or service to any person in any jurisdiction where such solicitation or offering would be illegal.

- **Your Information:** You agree that the information you provide during the www.AlternativeSecuritiesMarket.com process is current, accurate, truthful and complete, and you will regularly update this information to maintain its completeness and accuracy. You are responsible for maintaining the confidentiality of any account information that you use to access any feature on www.AlternativeSecuritiesMarket.com, and also for logging off of your account and any protected areas of www.AlternativeSecuritiesMarket.com. Further, you are fully responsible for all activities occurring under your account that result from your failure to use or maintain appropriate security measures. If you become aware of any suspicious or unauthorized conduct concerning your account, you agree to contact LEGAL@ASMMARKETSGROUP.COM immediately. We will not be liable for any loss or damage arising from your failure to promptly notify us of such conduct.

- **Verification:** United States Federal Law requires financial institutions to obtain, verify and record information that identifies persons, entities or corporations seeking to open accounts with Alternative Securities Markets Group. You agree to provide Alternative Securities Markets Group with all required information or documentation that permits Alternative Securities Markets Group to verify your identity. Any required information you provide to Alternative Securities Markets Group may be subject to verification, including through the sharing of such information with third parties for this purpose. Your account may be rejected, restricted or closed if Alternative Securities Markets Group cannot verify required information.

- **Privacy:** To create your Alternative Securities Markets Group Account at www.AlternativeSecuritiesMarket.com, we may ask for certain information that allows us to comply with certain rules and regulations related to, among other things, suitability of investments and anti-money laundering. For a complete description of how we use and protect your personal information, see our Privacy Policy section of this agreement and at www.AlternativeSecuritiesMarket.com.

- **Closing Your Account:** You may ask Alternative Securities Markets Group to close your account by emailing LEGAL@ASMMARKETSGROUP.COM. Once your account is closed, your purchase confirmations remain available on the site for 60 days, and we will mail all required tax forms to the address on your account when they become available.

- **U.S. Economic Sanctions:** You represent that you, or the organization for which you are acting as an authorized person, have not been designated by the United States Department of Treasury's Office of Foreign Assets Control ("OFAC") as a Specially Designated National or Blocked Person, you have no reason to believe that you would be considered a Blocked Person by OFAC, and you do not reside in a restricted country. You also represent that, to the best of your knowledge, you are not employed by or acting as an agent of any government, government-controlled entity or Government Corporation restricted under OFAC. You understand that if your application violates OFAC guidelines, your account may be declined or restricted from certain activity.

- **Alternative Securities Markets Group's Relationship with Issuers:** Alternative Securities Markets Group is a Joint Venture and Minority Equity Shareholder of all Companies listed on www.AlternativeSecuritiesMarket.com, and Alternative Securities Markets Group has entered into agreements with issuers on www.AlternativeSecuritiesMarket.com to list Direct Public Offerings and select Private Placements of their securities on www.AlternativeSecuritiesMarket.com. We are authorized to accept your order to purchase these securities as members of each of these companies, to transmit these orders to the issuers, and facilitate the execution of your payment instructions. Alternative Securities Markets Group receives "NO" financial compensation from issuers for directing your order to the issuer, but we do receive financial compensation for certain administrative costs associated with the management of the Offering. The details of this compensation are available in the offering memorandum for each security. Your funds will flow into a third-party escrow account for

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payment to the issuer, or directly to the issuer's investment holding account, in accordance with the terms of the offering. Alternative Securities Markets Group is not party to the funds. Security ownership is transferred to you directly from the issuer. Alternative Securities Markets Group does not hold securities. The terms and features of the securities available on www.AlternativeSecuritiesMarket.com are at the discretion and control of the issuers and will be stated in the offering memorandum for each security. We will make the offering memorandum for each security available to qualified investors on a password-protected section of www.AlternativeSecuritiesMarket.com. It is your responsibility to review and understand the information in the offering memorandum before placing an order for securities.

2. **Investment Services**

- **No Advice**: Alternative Securities Markets Group does not provide legal, tax, estate-planning or investment advice regarding the suitability, profitability or appropriateness of any security. We are required by law to ascertain your suitability for an investment based on your personalized input, but you are responsible for determining whether any investment or suitable for you based on your legal investment objectives and personal and financial situation. You should consult an attorney or tax professional regarding your specific legal or tax situation.

- **Nondisclosure of Material, Nonpublic Information:** In connection with the Services it provides, Alternative Securities Markets Group may come into possession of confidential, non-public information. We are prohibited from improperly disclosing or using this information for our own benefit or for the benefit of any other person. We maintain policies and procedures designed to prohibit the communication of this information to persons who do not have the legitimate need to know the information, to meet our obligations to issuers, and to remain in compliance with applicable law. You understand and agree that, in certain circumstances, we may have information that, if disclosed, might affect your decision to buy a security, but that we will be prohibited from communicating to you or using for your benefit.

- **Facilitating Your Payments:** Opening an account and browsing www.AlternativeSecuritiesMarket.com are services offered to you free of charge. www.AlternativeSecuritiesMarket.com is your access point to Alternative Securities Markets Group's Joint Venture Companies and allows you to order a security from the issuer and facilitates your purchase of that security using one of our permitted payment methods. Alternative Securities Markets Group is not a party to the flow of funds to the issuer.

- **Transaction Amounts and Limitations:** Alternative Securities Markets Group reserves the right to deny an investment transaction or to place a limit on the dollar amount of a transaction for any reason, including, for example, if you fail suitability for a particular security or for activity that Alternative Securities Markets Group, in its sole discretion, believes to be suspicious on your account. If Alternative Securities Markets Group limits an investment, you can request a review and an exception on a case-by-case basis. Alternative Securities Markets Group imposes minimum and maximum transaction amounts for each investment and may change those minimum and maximum amounts from time to time.

- **Applicable Rules and Regulations:** All transactions in your account will be subject to Alternative Securities Markets Group's internal rules and policies and, where applicable, to FINRA rules and regulations; the provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934; the rules and regulations of the SEC, the Board of Governors of the Federal Reserve System, and any applicable self-regulatory organizations; and other federal and state laws and regulations. In no event will Alternative Securities Markets Group be obliged to effect any transaction it believes would violate any International, Federal or State law, rule, or regulation, or the rules or regulations of any regulatory or self-regulatory body.

3. Electronic Signatures and Delivery of Documents

- **Electronic Signatures:** By completing a Alternative Securities Markets Group account application online at www.AlternativeSecuritiesMarket.com, you give your valid consent to this Agreement and all other documents governing your relationship with Alternative Securities Markets Group. The use of an electronic version of the account documents fully satisfies any requirement that they be provided to you in writing, and the electronic version of this Agreement is considered to be the true, complete and enforceable record of our Agreement, admissible in judicial or administrative proceedings to the same extent as if the documents were originally generated and maintained in printed form. You are solely responsible for reviewing and understanding all the terms and conditions of these documents, and you accept as reasonable and proper notice, for the purpose of any laws, rules and regulations, notice by electronic means. You may access and retain a record of the documents you electronically sign through www.AlternativeSecuritiesMarket.com.

- **Electronic Delivery of Documents:** You agree that Alternative Securities Markets Group will provide you with an electronic copy of all documents and communications related to your account, for example, transaction confirmations, account statements and tax-reporting documentation. When documents related to your Alternative Securities Markets Group account at www.AlternativeSecuritiesMarket.com are available, we will send a notice to the email address you have provided, and you will be able to view the documents at any time by visiting www.AlternativeSecuritiesMarket.com and signing into your account.

  At any time during the term of this Agreement, you may direct Alternative Securities Markets Group to send all future communications to you in non-electronic form, by sending written notice to us in accordance with Section 16 of this Agreement. You understand and agree that we shall treat any such notice as a withdrawal of your consent to receive communications by electronic delivery and as a request by you to close your account subject to the conditions set forth in Section 1.4.

4. User Restrictions

- **Restricted Activities:** In connection with your use of www.AlternativeSecuritiesMarket.com, or Alternative Securities Markets Group Services,

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or in the course of your interactions with Alternative Securities Markets Group, you agree that you will not:

- Breach this Agreement or any other agreement that you have entered into with Alternative Securities Markets Group.
- Violate any law, statute, ordinance, or regulation
- Infringe Alternative Securities Markets Group's or any third party's copyright, patent, trademark, trade secret or other intellectual property rights, or rights of publicity or privacy.
- Act in a manner that is defamatory, trade libelous, unlawfully threatening or unlawfully harassing.
- Post comments that are false, inaccurate, misleading, defamatory, or contain libelous content.
- Post comments containing personal information, including without limitations, telephone numbers, street addresses, and last names.
- Provide false, inaccurate or misleading information.
- Pay for your transactions with fraudulent funds or with what we reasonably believe to be potentially fraudulent funds.
- Refuse to cooperate in any investigation or provide confirmation of your identity or any information you provide to us.
- Use an anonymizing proxy.
- Control an account that is linked to another account that has engaged in any of these restricted activities. We may use evidence other addresses, common business names, phone numbers and mailing addresses.
- Use the services in a manner that results in or may result in complaints, disputes, claims, fees, fines, penalties and other liability to Alternative Securities Markets Group or you.

- **Access and Interference:** Much of the information on www.AlternativeSecuritiesMarket.com is updated on a real-time basis and is proprietary or is licensed to Alternative Securities Markets Group by third parties. www.AlternativeSecuritiesMarket.com contains robot exclusion headers. You agree that you will not:

  - Use any robot, spider, scraper or other automated means to access www.AlternativeSecuritiesMarket.com for any purpose without our express written permission.
  - Attempt to obtain unauthorized access to any features of www.AlternativeSecuritiesMarket.com, or to any other protected materials or information, through any means not intentionally made available to you by Alternative Securities Markets Group.
  - Take any action that may impose (in our sole judgment) any unreasonable or disproportionately large load on our infrastructure.
  - Copy, reproduce, modify, create derivative works from, distribute, or publicly display any content from www.AlternativeSecuritiesMarket.com without the prior expressed written permission of Alternative Securities Markets Group and the appropriate third party, as applicable.
  - Interfere or attempt to interfere with the proper working of the website or any activities conducted on www.AlternativeSecuritiesMarket.com

- Facilitate any viruses, Trojan horses, worms or other computer programming routines that may damage, detrimentally interfere with, or surreptitiously intercept or expropriate any system, data or information.
- Use any device, software or routine to bypass our robot exclusion headers or other measures we may use to prevent or restrict access to www.AlternativeSecuritiesMarket.com
- Take any action that may cause Alternative Securities Markets Group to lose any of the services from our internet service providers, payment processors, or other suppliers.

5. **Your Liability and Actions We May Take**

- **Your Liability:** You are responsible for all claims, fees, fines, penalties and other liability incurred by Alternative Securities Markets Group or any third party caused by or arising out of your breach of this Agreement or your use of the Services. You agree to reimburse Alternative Securities Markets Group for all such liabilities.

- **Actions We May Take:** If you engaged in any restricted activities, we may take various actions to protect Alternative Securities Markets Group from claims, fees, fines, penalties and any other liability. The actions we may take include but are not limited to the following:

  i. We may close, suspend, or place restrictions on your Alternative Securities Markets Group account at www.AlternativeSecuritiesMarket.com.
  ii. We may update inaccurate information you provided to us.
  iii. We may remove user comments that do not comply with section 4.1 above.
  iv. We may refuse to provide the Services to you in the future.
  v. We may take legal action against you.

  Whether we decide to take any of the above steps, remove content, or refuse to provide Services, we do not monitor, and you agree we will not be subject to liability for monitoring www.AlternativeSecuritiesMarket.com.

- **Account Suspensions or Restriction:** Alternative Securities Markets Group, in its sole discretion, reserves the right to terminate this Agreement or access to www.AlternativeSecuritiesMarket.com or the Services. We also reserve the right to suspend or place restrictions on your account for any reason and at any time upon notice to you. Account restrictions may include a limitation on the dollar amount of transactions we will accept from your account. If your account is suspended, you will be unable to invest and we will not issue any payment to you. If we suspend or place restrictions on your account, we will provide you with notice and opportunity to request reconsideration, if appropriate.

6. **Contact Alternative Securities Markets Group:**

- If you have any questions or comments about this Agreement, your account at www.AlternativeSecuritiesMarket.com or Alternative Securities Markets Group's practices, you may contact us at:

Alternative Securities Markets Group
U.S. Bank Tower
633 West 5th Street
Los Angeles, California 90071
Phone: (213) 407-4386
LEGAL@ASMMARKETSGROUP.COM

7. Canceling or Disputing a Transaction

- Alternative Securities Markets Group is not authorized to issue refunds directly to the investor. We reserve the right to suspend a user's Alternative Securities Markets Group account at www.AlternativeSecuritiesMarket.com if a transaction is canceled or disputed. Alternative Securities Markets Group is not responsible for any errors that may arise in the transmission of your order to the issuer. You may call Alternative Securities Markets Group at (917) 463-3450 or Email Alternative Securities Markets Group at LEGAL@ASMMARKETSGROUP.COM to request cancellation of a transaction, or, if you believe a transaction on your account was unauthorized, to dispute a transaction. Refunding the transaction is ultimately at the discretion of the escrow agent (for funds being held in escrow) or the issuer. If the issuer allows redemption, funds will be returned and the security issuance canceled based on the terms and time-frames indicated in the offering memorandum. To dispute a transaction, you may also file with the escrow agent used to consummate the transaction and receive funds directly from the agent (if an escrow agent was used), in which case you will be required to return the related securities to the escrow agent for cancellation.

8. Disputes with Alternative Securities Markets Group

- **Effect of Arbitration Agreement:** This Agreement contains a pre-dispute arbitration agreement. By entering into the arbitration agreement the parties agree as follows:
  - All parties to this Agreement are giving up the right to sue each other in court, including the right to a trial by jury, except as provided by the rules of the arbitration forum in which a claim is filed.
  - Arbitration awards are generally final and binding; a party's ability to have a court reverse or modify an arbitration award is very limited.
  - The ability of the parties to obtain documents, witness statements and other discovery is generally more limited in arbitration than in court proceedings.
  - The arbitrators do not have to explain the reasons for their award.
  - The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the Securities industry.
  - The rules of some arbitration forums may impose time limits for brining a claim in arbitration. In some cases, a claim that is ineligible for arbitration may be brought in court.
  - The rules of the arbitration forum in which the claim is filed, as amended from time to time, are hereby incorporated by reference into this Agreement.
- **Arbitration Agreement:** All controversies that may arise between (including but not limited to controversies concerning any account, order or transaction, or the continuation, performance, interpretation or breach of this or any other agreement between us,

whether entered into or arising before, on or after the date this account is opened) shall be determined by arbitration in accordance with the rules then prevailing of FINRA or the U.S. Securities & Exchange Commission. You make this arbitration agreement on behalf of (i) yourself and your heirs, administrators, representatives, executors, successors, assigns; or (ii) the corporation or other entity for which you are acting as an authorized person; and with all other persons claiming a legal or beneficial interest in your account. You understand that judgment upon any arbitration award may be entered in any court of competent jurisdiction. No person shall bring a putative or certified class action, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class action who has not opted out of the class with respect to any claims encompassed by the putative class action until (i) the class certification is denied; (ii) the class is decertified; or (iii) the customer is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Agreement except to the extent stated herein.

- **Arbitration Hearings:** Any arbitration hearing will be held in the State of California unless otherwise agreed between you and Alternative Securities Markets Group or unless the rules of the organization administering the arbitration (i.e., the U.S. Securities & Exchange Commission) require another hearing location. You agree to the personal jurisdiction of the Courts of the State of California to interpret and enforce these arbitration provisions described in the Agreement. All arbitration will be held in English Language, unless otherwise agreed to by parties.

9. Limitations of Liability

- In no event shall Alternative Securities Markets Group Agents, Employees, Affiliates or Suppliers be liable for lost profits or any special, incidental or consequential damages arising out of or in connection with www.AlternativeSecuritiesMarket.com or the Services Agreement (however arising, including negligence). In States that do not allow the exclusion or limitation of incidental or consequential damages, the above limitation or exclusion may not apply to you. Our liability, and the liability of our Agents, Employees, Affiliates and Suppliers, to you or any third parties in any circumstance is limited to the actual amount of direct damages.

10. No Warranty

- **General:** Alternative Securities Markets Group and our Agents, Employees, Affiliates and Suppliers provide the Services "as is" and without any warranty or condition, express, implied or statutory. Alternative Securities Markets Group and our Agents, Employees, Affiliates and Suppliers disclaim any implied warranties of title, merchantability, fitness for a particular purpose and non-infringement. Alternative Securities Markets Group does not guarantee continuous, uninterrupted or secure access to our Services, and operation of our website may be interfered with by numerous factors outside of our control. In States that do not allow the disclaimer of implied warranties, the disclaimers in this Section may not apply to you. This Section gives you specific legal rights and you may also have other legal rights that vary from State to State.

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http://www.AlternativeSecuritiesMarket.com

- **Third Party Data:** To the fullest extent permitted under applicable law, Alternative Securities Markets Group makes no representation or warranty, express or implied, with respect to any third party data provided to Alternative Securities Markets Group or its transmission, timeliness, accuracy or completeness, including but not limited to implied warranties or warranties of merchantability or fitness for a particular purpose. Alternative Securities Markets Group will not be liable in any way to you or to any other person for any inaccuracy, error or delay in or omission of any third party data or the transmission or delivery of any such third party data and any loss or damage arising from (i) any such inaccuracy, error, delay or omission, (ii) third-party non-performance, or (iii) interruption in any such third party data due either to any negligent act or omission by Alternative Securities Markets Group of "force majeure" or any other cause beyond reasonable control of Alternative Securities Markets Group.

- **Processing of Payments:** Alternative Securities Markets Group will make reasonable efforts to ensure that requests for electronic debits and credits involving bank accounts are processed in a timely manners, but Alternative Securities Markets Group makes no representations or warranties regarding the amount of time needed to complete processing because our Services and dependent upon many factors outside of our control, such as delays in the banking system.

11. Indemnification

- You agree to defend, indemnify and hold Alternative Securities Markets Group and its Officers, Directors, Agents and Employees harmless from any claim or demand (including attorneys' fees) made or incurred by any third party due to or arising out of your breach of this Agreement and/or your use of the Services.

12. Intellectual Property

- "Alternative Securities Market" is a trademark of Alternative Securities Markets Group. All page headers, logos, graphics and icons are protected to the extent allowed under applicable laws. All other designated trademarks and brands are the property of their respective owners. You may not copy, imitate or use any of Alternative Securities Markets Group's intellectual property without its prior written consent.

- **Reporting Intellectual Property Infringement:** Alternative Securities Markets Group respects the intellectual property of others. You may not post content that infringes on the rights of third parties, including but not limited to intellectual property rights such as copyright, trademark and right of publicity. We reserve the right to remove content where we have grounds to suspect a violation of these terms, our policies and any party's rights. If you believe your rights have been violated, please notify us by contacting the Legal Department of Alternative Securities Markets Group by writing us at: Alternative Securities Markets Group, U.S. Bank Tower, 633 West 5th Street, Los Angeles, California 90071.

Please provide the following in any notice of alleged infringement:

- Identification of the material on www.AlternativeSecuritiesMarket.com that you claim is infringing, with enough detail so that we can locate it on the website (e.g., provide link and description);
- Identification of the rights (or works if relevant) claimed to have been infringed;
- A statement by you that you have a good faith belief that the disputed use is not authorized by the rights owner, its agent or the law;
- A statement by you declaring under penalty of perjury that (a) the above information in your notice is accurate, and (b) you are the rights owner or you are authorized to act on behalf of the rights owner;
- Your address, telephone number and email address; and
- Your physical or electronic signature

13. Assignment

- You may not transfer or assign any rights or obligations that you have under this Agreement without Alternative Securities Markets Group's prior written consent. Alternative Securities Markets Group reserves the right to transfer or assign this Agreement or any right or obligation under this Agreement at any time.

14. Governing Law

- This Agreement shall be governed in all respects by the Laws of the State of California, without regard to conflict of law provisions. Except as otherwise agreed by the parties, you agree that any claim or dispute you may have against Alternative Securities Markets Group must be resolved by arbitration in the State of California.

15. Severability and Waiver

- If any provision of this Agreement is held to be invalid or unenforceable, such provision and the remaining provisions shall be enforced. In our sole discretion, we may assign this Agreement in accordance with the Legal Notices Section. Headings are for reference purposes only and do not limit the scope or extent of such section. Our failure to act with respect to a breach by you or others does not waive our right to act with respect to subsequent or similar breaches. We do not guarantee we will take action against all breaches of this Agreement.

16. Legal Notices

- Alternative Securities Markets Group may provide notice to you by emailing it to the address listed in your account. Notice shall be considered to be received by you within 24 hours of the time it is emailed to you unless we receive notice that the email was not delivered. Except as otherwise stated, notice to Alternative Securities Markets Group must be sent by postal mail to: Alternative Securities Markets Group, U.S. Bank Tower, 633 West 5th Street, Los Angeles, California 90071.

17. Changes to the Agreement

- We may change this Agreement from time to time, and when we do we will post the amended terms on our website at www.AlternativeSecuritiesMarket.com and notify you by email of the material changes. Amended terms will take effect immediately for new users, and 30 days after they are posted for existing users. This Agreement may not otherwise be amended except in writing signed by you and us.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

Alternative Securities Markets Group

Corporate: U.S. Bank Tower, 633 West 5th Street, Los Angeles, California 90071
Office: (213) 407 - 4386 / Email: Legal@ASMMarketsGroup.com
http://www.AlternativeSecuritiesMarket.com

Privacy Policy:

The website www.AlternativeSecuritiesMarket.com and the services available on it (collectively, we'll refer to these as the "Alternative Securities Markets Group Services") are provided to you by Alternative Securities Markets Group ("we" or "us"). As we provide you (or the organization for which you are representing) with the Alternative Securities Markets Group services, we collect some personal information. This privacy policy tells you how Alternative Securities Markets Group uses and works to protect your information.

By using Alternative Securities Markets Group's www.AlternativeSecuritiesMarket.com, you agree to the terms and conditions of the User Agreement, including Privacy Policy, and you consent to our privacy practices. This includes the use and disclosure of any personal information you have shared with us and its transfer and storage on our servers in the United States, as described below.

Collection:
When you register for the www.AlternativeSecuritiesMarket.com services and apply for an account, we may collect information about you, including:

- Information that you provide to us to set up a User Account for your and identify you on the Site, including Username, Password and secret questions and answers.
- Contact information, including first and last name, phone number, fax number, email address and mailing address.
- Payment information, including email address, bank account number and routing number.
- Profile information, including your investment preferences and other information you may provide us that allows us to customize your www.AlternativeSecuritiesMarket.com experience.
- Other information we are required by law to collect form you, or from our consumer reporting agencies, to process securities-related transactions, to assess the suitability of various investments, and to comply with tax laws and anti-money laundering laws. This includes Social Security Number, Date of Birth, Gender, Country of Citizenship, Liquid Assets, Net Worth, Education, Occupation, Employment Status, Employer Contact Information, Annual Income, Investment Objectives and Suitability Profile.

We may obtain information about you when you interact on www.AlternativeSecuritiesMarket.com, for example, your transaction history, information about your contacts with Customer Service, and your responses to promotions or special offers.

We may collect some information automatically from your computer while you browse our website, such as where you go on the site and what you do there. We collect our Internet Protocol (IP) address, computer and connection information, browser type and version, operating system, Internet Service Provider (ISP), time stamps, banner ads you click, the URLs you come from and go to next, and a cookie number.

We may also obtain information about you through other sources such as credit agencies, affiliates and business partners.

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Use:
We use the information we collect to:

- Operate the www.AlternativeSecuritiesMarket.com site.
- Verify your identity and contact information.
- Provide your with information and services you request.
- Set up your trading account, issue an account number and a secure password, maintain your portfolio and trading activity, and contact you with account information.
- Customize your experience on the www.AlternativeSecuritiesMarket.com site.
- Communicate with you about your transactions, service updates and other administrative issues.
- Send you targeted marketing and promotional offers, based on your communications preferences.
- Measure and improve www.AlternativeSecuritiesMarket.com and its services.
- Resolve disputes, address complaints and troubleshoot technical problems.
- Analyze site and user behavior and prepare aggregated reports.
- Comply with applicable laws and regulations.

Sharing and Disclosure:
The cornerstone of this Privacy Policy is our commitment to keep your personal information confidential. Alternative Securities Markets Group does not sell, license, lease or otherwise disclose your personal information to any third party for purposes of marketing by the third party or for any reason, except as described below. To provide our products and services, we may disclose your information to the following parties:

Issuers: we may share your information with our participating issuers. They will use information only as necessary to complete your transactions and to include collected information needed to register you as a shareholder of the issuer and issue the shares that you have purchased.

Alternative Securities Markets Group Affiliates: We may share information with present or future affiliates, including our subsidiaries, joint ventures or other companies under common control, where it may be used to provide joint services or for such purposes as internal statistics, strategic decision-making, customer reviews, identifying customer trends, customer verification, fraud prevention and security. You may limit our affiliates from marketing their products or services to you based on personal information that we collect about you and share with them. This information may include your name, email address, mailing address, age, employment status, general account and demographic information and account history with us. To limit affiliate marketing offers, contact us by email at LEGAL@ASMMARKETSGROUP.COM to change your account preferences.

Service Providers: We may share information with service providers under contract who help with our business operations and internal functions, for example, verifying our users, processing accounts, order fulfillment, client service, client satisfaction surveys or other data collection activities relevant to our business, maintaining the www.AlternativeSecuritiesMarket.com site, and providing related services, such as electronic funds transfers and wires. Our service providers are required to protect personal information in a manner similar to the way we protect personal information and to only use it for the services they provide to us.

Legal and Other Disclosure: We may disclose information when permitted by law or under the good-faith belief that such disclosure is necessary under applicable law, to comply with legal process served on Alternative Securities Markets Group; to protect the property interests of Alternative Securities Markets

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Group, www.AlternativeSecuritiesMarket.com, Alternative Securities Markets Group Agents and Alternative Securities Markets Group Employees; or to protect personal safety or the safety of the public.

Assets: As our business evolves, Alternative Securities Markets Group may sell, transfer or otherwise share some of its assets in connection with a merger, reorganization or sale of assets, or in the event of bankruptcy. In such an event, personal information may be one of the assets transferred.

If we propose to share information in a manner not covered in this Privacy Policy, we will notify you of this change by posting an addendum on our site, a notice in the "Announcement" Section of the Site, and if appropriate, provide you an opportunity to opt out of such use.

Email Communications:
Choice/Opt-Out. Because we do not share your personal information with non-affiliated parties for marketing purposes, there is no need for you to opt out of such uses. At any time, you have the ability to opt out of receiving marketing communications from Alternative Securities Markets Group or Alternative Securities Markets Group.com, but you may not opt out of administrative emails (for example, electronic delivery of financial information, or emails about your transactions or our policy changes) while you are a registered user of www.AlternativeSecuritiesMarket.com. In such cases, you can opt out by simply emailing LEGAL@ASMMARKETSGROUP.COM stating you would like to cancel your registration with www.AlternativeSecuritiesMarket.com.

Email Tools: If you send emails to a recipient through www.AlternativeSecuritiesMarket.com, they will receive your email and any personal message you include. We use the email address you provide to send your requested communication and for no other purpose. We may be required by law to retain these emails; they are NOT private communications. You may not use our email tools to send spam or content that violates the User Agreement.

Anti-Spam Policy: Alternative Securities Markets Group does not tolerate Spam. We do not send emails to anyone without permission, and we do not sell or rent email addresses to any unauthorized third party. This does not mean that we can prevent spam from happening on the Internet. If you believe that you have received an unsolicited email from us, please contact LEGAL@ASMMARKETSGROUP.COM and we will immediately investigate.

Cookies and Web Beacons:
Alternative Securities Markets Group, www.AlternativeSecuritiesMarket.com, Alternative Securities Markets Group Service Providers, and other members of our corporate family who provide use with joint services, will sometimes place anonymous cookies or web beacons on your computer when you visit www.AlternativeSecuritiesMarket.com. We use these cookies and web beacons to recognize returning users, provide relevant content, measure traffic and activity on the site, monitor and improve our services and protect against fraud. You can block cookies by changing the settings on your browser (consult your browser help menu to find out how), but doing so may prevent us from delivering certain services to you. Your browser must be set to accept cookies in order to access www.AlternativeSecuritiesMarket.com as a registered user.

Accessing, Reviewing and Changing Your Personal Information:
We urge you to review your information regularly to ensure that it is correct and complete. As a registered user, you can review and change your personal information by accessing your account and Profile Page. You may not be able to change some account information online. If you are unable to make the desired

Corporate: U.S. Bank Tower, 633 West 5th Street, Los Angeles, California 90071
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changes, you can contact us at LEGAL@ASMMARKETSGROUP.COM for further assistance. Although we will require you to revalidate your personal information periodically, you should promptly update your personal information if it changes or becomes inaccurate.

You can request that we close your www.AlternativeSecuritiesMarket.com account by emailing us at LEGAL@ASMMARKETSGROUP.COM. After we close your account, we may retain some information to comply with law, prevent fraud, assist with investigators, resolve disputes, analyze or troubleshoot programs, enforce our User Agreement and take actions otherwise permitted by law. If your account or membership is terminated or suspended, we may retain some information to prevent re-registration.

Security:
We view protection of your privacy as a very important principle. We store and process your information on computers located in the United States that are protected by physical as well as technological security devices. We have implemented physical, electronic and procedural safeguards that are designed to protect the security of your information in compliance with applicable United States Federal and State Regulations. These include advanced firewall and password protection for our databases, physical access controls to our buildings and files, and restricted access to your personal information to employees that need to know that information to operate, develop or improve our services.

We have invested in leading-edge security software, systems and procedures to offer you a safe and secure investing platform and protect your personal, financial and investment information. While no security system is absolutely impenetrable, we will continually monitor the effectiveness of our security system and refine and upgrade our security technology as new tools become available.

Links to Other Sites:
www.AlternativeSecuritiesMarket.com may contain links to other websites. We are not responsible for the privacy practices or the content of these sites. If you have concerns about how another website collect and uses information about you, make sure to read that site's own Privacy Policy.

General:
We may change this policy from time to time, and we will post the amended terms on www.AlternativeSecuritiesMarket.com and notify you by email of the changes. Amended terms will take effect immediately for new users, and 30 days after they are posted for existing users. You should review this Privacy Policy periodically to remain informed of any changes. You agree to accept posting of a revised Privacy Policy electronically on www.AlternativeSecuritiesMarket.com as an actual notice to you.

Alternative Securities Markets Group

Corporate: U.S. Bank Tower, 633 West 5th Street, Los Angeles, California 90071
Office: (213) 407 - 4386 / Email: Legal@ASMMarketsGroup.com
http://www.AlternativeSecuritiesMarket.com

INVESTOR REGISTRATION AGREEMENT:

This Investor Registration Agreement ("Agreement") is made and entered into between you and Alternative Securities Markets Group ("we" or "us"). This Agreement will govern all transactions whereby you subscribe for and purchase equity or debt securities ("Shares"), from time to time, through the facilities of the Alternative Securities Markets Group website www.AlternativeSecuritiesMarket.com. Before you complete this Agreement, you must read and accept all terms and conditions in, and linked to, this Agreement, including the Alternative Securities Markets Group User Agreement governing use of the Alternative Securities Markets Group website www.AlternativeSecuritiesMarket.com and the Alternative Securities Markets Group Privacy Policy. Before you can invest, you must also properly complete the Investor Questionnaire.

1. **Offering of Shares:** Shares will be offered and sold through the Alternative Securities Markets Group website www.AlternativeSecuritiesMarket.com pursuant to individual private offerings ("Offerings") by the respective issuers of such Shares, with each such Offering being made pursuant to the terms, conditions and disclosures (including risk factor disclosures) set forth in the Prospectus for that particular Offering (the "Offering Terms"). The Offering Terms for each Offering for which you subscribe to purchase Shares shall be incorporated herein by this reference, and those Offering Terms shall be binding on you the same as if they were set forth in full in this Agreement. You agree to read carefully and make sure that you understand and agree with the Offering Terms for any Offering before investing. You acknowledge that each Offering involves a high degree of risk, and that by choosing to subscribe for Shares in any Offering you thereby acknowledge that you are prepared and able to bear the risk of loss of the entire purchase price for any Shares you purchase.

- **Resale Restrictions and Limitations:** You acknowledge that *some* Securities Offered on www.AlternativeSecuritiesMarket.com may not have filed a registration statement, and my not file a registration statement, with the United States Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities ACT"), with respect to any Offering of Shares, and that Shares issued may be "restricted securities" as defined in Rule 144(a)(3) of the Securities Act and will therefore be subject to restrictions on resales. A legend describing those restrictions will be placed on the certificate representing the Shares, and the issuer of the Shares may give stop transfer instructions to the transfer agent for the Shares. Any Shares that you purchase in a "Restricted Offering" may not be resold without registration or an exemption from registration under applicable federal and state securities laws. You will ordinarily be required to wait at least one year before an exemption may become available for you to resell Shares. Any resale of Shares and any removal of a restrictive legend from, or stop transfer instructions relating to, Shares is subject to the approval of the issuer of the Shares and its legal counsel. Alternative Securities Markets Group shall have no responsibility or liability in relation to the issuer's use and removal of legends and stop transfer instructions. These types of securities will be clearly defined at www.AlternativeSecuritiesMarket.com

2. **Investor Registration:** By entering into this agreement, you are registering as a prospective investor in order to become eligible to subscribe for Shares of various issuers in Offerings offered for sale online through the Alternative Securities Markets Group website www.AlternativeSecuritiesMarket.com 's bidding platform (the "Platform"). You agree to comply with the terms of this Agreement, the terms of the User Agreement, and the policies posted on the Alternative Securities Markets Group website www.AlternativeSecuritiesMarket.com, as amended from time to time by Alternative Securities Markets Group in its sole discretion.

You are required tom complete and submit an Investor Questionnaire, which includes information that will allow us to determine whether investments in Shares are suitable to your situation, based on Alternative Securities Markets Group's internal suitability guidelines for investment and any suitability standards posted on the www.AlternativeSecuritiesMarket.com 's website. We will ask you to update this information at least annually. You are required to provide personal information in the Investor Questionnaire, which will handle in accordance with the Alternative Securities Markets Group's Privacy Policy.

When registering as a prospective investor, you will be required to provide certain information that will be used by the issuer and transfer agent of any Shares that you purchase, including such things as your name and address to be entered on the registry of the transfer agent for such Shares and the address to which you would like to certificate representing such Shares to be delivered.

By registering as a prospective investor, you are providing "written instructions" to Alternative Securities Markets Group under the Fair Credit Reporting Act authorizing Alternative Securities Markets Group to obtain information from your personal credit profile or other information from Experian or a similar credit reporting company. By so doing, you authorize Alternative Securities Markets Group to obtain such information solely to confirm your residence and to confirm your identity to avoid fraudulent transactions in your name.

3. **Password Access to www.AlternativeSecuritiesMarket.com**: After you have completed your registration and Investor Questionnaire and we have completed our suitability review, we will determine based on our internal guidelines whether you qualify to receive password access to the platform. If so, we will notify you that your registration has been accepted, and we will provide you with a password allowing you access to the platform. You will then be permitted to invest in any Offerings in which you are qualified to invest, provide that such Offerings are first listed on the platform after the activation of your registration. We may notify you via email about any new Offering that becomes available on the platform, although we are not required to do so.

4. **Bidding to Purchase Shares; Escrow Account; Closing:** After you have received your password giving you access to the platform, you will be permitted to post bids for Shares pursuant to the Offering Terms for any Offering listed on the platform in which you have been pre-qualified to participate. The terms of any Offering may provide for a fixed investment amount or minimum and maximum amounts that apply to all subscribers in any particular offering. Prospective investors "bid" (i.e., "subscribe for") the amount they are willing to commit to the purchase of Shares in the Offering. We reserve the right to determine which bids of prospective investors will be accepted and in what amounts (in full or in part).

   Before placing a bid for Shares in any Offering, you should carefully review all the information in the Prospectus for that Offering. You may ask questions of the issuer and receive answers regarding the terms and conditions of the Offering by submitting the questions via email to us at LEGAL@ASMMARKETSGROUP.COM. IF AN OFFERING IS BEING MADE IN RELIANCE ON RULE 506 OF REGULATION D OF THE SECURITIES ACT and the Offering allows purchasers to participate who are not "accredited investors", as defined in Rule 501(a) of Regulation D, you may also request any additional information from the issuer that the issuer of such Shares possesses or can acquire without unreasonable effort or expense which is necessary to verify the accuracy of information furnished by the issuer in the Prospectus. You may request such information by sending an email to LEGAL@ASMMARKETSGROUP.COM. By placing a bid for Shares in any Offering, you represent and warrant that you have availed yourself fully of the

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foregoing answers and information prior to placing the bid, and you are satisfied with the information and answers that you have received.

Alternative Securities Markets Group may close an Offering only after enough bids have been received for the Offering to be fully subscribed. An Offering is fully subscribed if at least the minimum offering amount (the "Minimum Amount") referenced in the Prospectus for the Offering has been received in the Escrow Account.

5. **Delivery of Share Certificates:** When your bid to purchase Shares in any Offering is accepted, a certificate representing the Shares purchased will be delivered to you, in accordance with the delivery instructions you have provided upon receipt of cleared investment funds from you.

6. **Covenants:** Alternative Securities Markets Group covenants and promises that, at the time of each Offering of Shares on the Alternative Securities Markets Group websites at www.AlternativeSecuritiesMarket.com, Alternative Securities Markets Group will comply in all material respects with International, Federal and State Laws as they apply to Regulation A, Regulation S, Regulation D, California Intra-State Securities Offering (Rule 1001), Rule 144 Offerings and EB5 Securities Offerings in connection with these Offerings.

7. **Remedies for Breach of Covenants:** In the event of a breach by Alternative Securities Markets Group of the foregoing covenants that materially and adversely affects your investment in Shares sold to you under this Agreement, Alternative Securities Markets Group shall either:

   a. Cure the breach, if the breach is susceptible to cure;
   b. Repurchase the Shares from you if an exemption that authorizes the sale of your shares; or
   c. Indemnify and hold you harmless against all losses, damages, legal fees, costs and judgments resulting directly from any claim, demand or defense arising as a result of the breach ("Losses").

The decision whether a breach is susceptible to cure, or whether Alternative Securities Markets Group shall repurchase Shares from you or indemnify you against Losses, shall be in Alternative Securities Markets Group's sole discretion. Upon discovery by Alternative Securities Markets Group of any such breach of the foregoing covenants requiring cure or repurchase of Shares, Alternative Securities Markets Group shall give you notice of the breach, and of Alternative Securities Markets Group's election to cure the breach or repurchase the Shares, not later than ninety (90) days after our discovery of the breach. In the event Alternative Securities Markets Group repurchases Shares, Alternative Securities Markets Group will pay you the full amount that you paid for such Shares. Upon any such repurchase, you agree to transfer and assign to Alternative Securities Markets Group the certificates representing the Shares, and you authorize and agree that Alternative Securities Markets Group may execute any endorsements or assignments necessary to effectuate the transfer and assignment of the Shares to Alternative Securities Markets Group. Alternative Securities Markets Group's obligation to cure a breach, repurchase Shares, or indemnify you for a breach of the foregoing covenants pursuant to this Section is your sole remedy with respect to a breach of Alternative Securities Markets Group's covenants set forth in Section 7 above.

8. **No Advisory Relationship:** You acknowledge and agree that.

   a. The offer, sale and purchase of any Shares pursuant to this Agreement is an arm's-length transaction between you and Alternative Securities Markets Group.

b. In connection with the offer, sale and purchase of such Shares, Alternative Securities Markets Group is not acting as your agent or fiduciary.
c. Alternative Securities Markets Group assumes no advisory or fiduciary responsibility in your favor in connection with the offer, sale and purchase of such Shares;
d. Alternative Securities Markets Group has not provided you with any legal, accounting, regulatory or tax advice with respect to such Shares; and
e. You have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed it appropriate.

9. Alternative Securities Markets Group's Right to Verify Information and Terminate Offerings:

Alternative Securities Markets Group reserves the right to verify the accuracy and completeness of all information provided by prospective investors and issuers in connection with Offerings. Alternative Securities Markets Group also reserves the right to determine in its reasonable discretion whether a registered user is using, or has used, the Alternative Securities Markets Group website illegally or in violation of any order, writ, injunction or decree of any court or governmental instrumentality, for the purposes of fraud or deception, or otherwise in a manner inconsistent with the terms and conditions of this Agreement or inconsistent with any registration agreement between Alternative Securities Markets Group and the user. Alternative Securities Markets Group may conduct its review at any time before, during or after the posting of a bid or before or after the closing of an Offering. You agree to respond promptly to Alternative Securities Markets Group's requests for information in connection with your registration and accounts with Alternative Securities Markets Group and your bids to subscribe for Shares in any Offering.

At any time prior to the closing of an Offering, Alternative Securities Markets Group, in its sole discretion, delay the closing in order to enable Alternative Securities Markets Group to conduct a pre-closing review to verify the accuracy of information provided by the issuer and prospective investors and to determine whether there are any irregularities with respect to the Offering or the bids for Shares in the Offering. Alternative Securities Markets Group may cancel or proceed with the closing, depending on the results of its pre-closing review. If the Offering is canceled, the Prospetus for the Offering will be removed from the Alternative Securities Markets Group Website www.AlternativeSecuritiesMarket.com, all bids for Shares will be canceled, and all funds from the bidders which are held in the Escrow Account will be refunded to the bidders.

10. No Guarantee of Investment or Assurance of any Return on Investment

ALTERNATIVE SECURITIES MARKETS GROUP DOES NOT WARRANT OR GUARANTEE ANY RETURN ON YOUR INVESTMENT IN ANY SHARES THAT YOU PURCHASE IN OFFERINGS ON THE ALTERNATIVE SECURITIES MARKETS GROUP WEBSITE AT WWW.ALTERNATIVESECURITIESMARKET.COM. ALTERNATIVE SECURITIES MARKETS GROUP DOES NOT WARRANT OR GUARANTEE THAT YOU WILL EVER BE ABLE TO RESELL SUCH SHARES, THAT YOU WILL BE ABLE TO RECOUP ALL OR ANY PART OF THE PURCHASE PRICE FOR SUCH SHARES, OR THAT YOU WILL EVER MAKE A PROFIT ON SUCH SHARES.

11. **Restrictions on Use:** Except as provided in Section 14 below, you are not authorized or permitted to use the Alternative Securities Markets Group's website at www.AlternativeSecuritiesMarket.com to bid for or purchase Shares for someone other than yourself. You must be an owner of the Deposit Account you designate for electronic transfers of funds, with authority to direct that funds be transferred to or from the account. Alternative

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Securities Markets Group may in its sole discretion, with or without cause and with or without notice, restrict your access to the Alternative Securities Markets Group website at www.AlternativeSecuritiesMarket.com.

12. **Suitability Representations and Warranties:** By placing a bid to subscribe for Shares in any Offering, you represent and warrant that you satisfy all applicable suitability requirements and other requirements to invest that are described in the Prospectus for that Offering or on www.AlternativeSecuritiesMarket.com. You also agree to provide any additional documentation reasonably requested by us to confirm that you meet applicable suitability standards, including minimum financial suitability standards that may be required by the Securities Administrators of certain states.

13. **Other Representations and Warranties:** You warrant and represent to Alternative Securities Markets Group, as of the date of this Agreement and as of any date that you commit to purchase Shares by placing a bid for Shares, that:

    a. You have the legal competence and capacity to execute and perform this Agreement and that you have duly authorized, executed and delivered this Agreement;
    b. In connection with this Agreement you have complied in all material respects with applicable federal, state and local laws; and
    c. If you are entering into this Agreement on behalf of a corporation, partnership, limited liability company, trust, or other entity ("institution"), you warrant and represent that (i) you have all necessary power and authority to execute and perform this Agreement on such institution's behalf; (ii) the execution and performance of this Agreement will not violate any provision in the institution's certificate of organization, by-laws, indenture or trust, partnership agreement, or other constituent agreement or instrument governing the formation or administration of your institution; and (iii) the execution and performance of this Agreement will not constitute or result in a breach or default under, or conflict with, any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking to which the institution is a party or by which it is bound.

14. **Alternative Securities Markets Group's Representations and Warranties:** Alternative Securities Markets Group represents and warrants to you, as of the date of this Agreement and as of any date you commit to purchase Shares, that:

    a. It is duly organized and is validly existing as a corporation in good standing under the laws of California and has corporate power to enter into and perform its obligations under this Agreement; and
    b. This Agreement has been duly authorized, executed and delivered by Alternative Securities Markets Group and constitutes a valid and binding agreement of Alternative Securities Markets Group, enforceable against Alternative Securities Markets Group in accordance with its terms, except as the enforcement thereof may be limited by applicable bankruptcy, insolvency or similar laws.

15. **Prohibited Activities:** You agree that you will not do the following in connection with any Offering, any bid to subscribe for Shares in and Offering, or any other transaction involving or potentially involving Alternative Securities Markets Group or any issuer of Shares on the Alternative Securities Markets Group website at www.AlternativeSecuritiesMarket.com

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- Represent yourself to any person, as a director, officer or employee of Alternative Securities Markets Group or of an issuer of Shares on the Alternative Securities Markets Group website at www.AlternativeSecuritiesMarket.com unless you are such director, officer or employee;
- Propose or agree to accept any fee, bonus, kickback or other thing of value of any kind in exchange for your agreement to bid for or recommend that anyone else bid for Shares in any Offering on www.AlternativeSecuritiesMarket.com;
- Engage in any activities that require a license as a broker or dealer in connection with any Offering of Shares on www.AlternativeSecuritiesMarket.com;
- Violate any International, Federal, State or Local Laws, including, but not limited to, U.S. Federal and State Securities Laws, in connection with any transaction in the securities of an issuer that has made or is making an Offering of its Shares on www.AlternativeSecuritiesMarket.com.

16. **Termination of Registration:** Alternative Securities Markets Group, may in its sole discretion, with or without cause, terminate this Agreement by giving you notice as provided below. In addition, upon our reasonable determination that you have violated the provisions of section 16, have made a material misrepresentation in connection with this Agreement or your Investor Questionnaire, or have otherwise failed to abide by the terms of this Agreement, Alternative Securities Markets Group may, in its sole discretion, immediately and without notice, take one or more of the following actions:

    - Terminate or suspend your right to bid for Shares or otherwise participate in Alternative Securities Markets Group's website www.AlternativeSecuritiesMarket.com
    - Terminate this Agreement and your registration with Alternative Securities Markets Group's website www.AlternativeSecuritiesMarket.com

    Upon termination of this Agreement and your registration with Alternative Securities Markets Group's website www.AlternativeSecuritiesMarket.com, any bids you have placed on www.AlternativeSecuritiesMarket.com shall terminate and will be removed from the site immediately, but your right under the Agreement to any Shares purchased prior to the effective date of the termination shall not be affected by the termination.

17. **Indemnification:** In addition to your indemnification obligations set forth in the Alternative Securities Markets Group User Agreement for www.AlternativeSecuritiesMarket.com, you agree to indemnify, defend, protect and hold harmless Alternative Securities Markets Group and its Officers, Directors, Stockholders, Employees and Agents against all claims, liabilities, actions, costs, damages, losses, demands and expenses of every kind, known or unknown, contingent or otherwise (i) resulting from any material breach of any obligation you undertake in this Agreement, including but not limited to your obligation to comply with any applicable laws; or (ii) resulting from your acts, omissions and representations (and those of your employees, agents or representatives) relating to Alternative Securities Markets Group and www.AlternativeSecuritiesMarket.com. You obligation to indemnify Alternative Securities Markets Group shall survive termination of this Agreement, regardless of the reason for termination.

18. **Alternative Securities Markets Group's Right to Modify Terms:** We may change this Agreement from time to time, and when we do we will post the amended terms on www.AlternativeSecuritiesMarket.com and notify you by email of material changes. Amended terms will take effect immediately for new registrants and 30 days after they are posted for existing registrants. This Agreement may not otherwise be amended except in a writing signed by you and us.

Corporate: U.S. Bank Tower, 633 West 5th Street, Los Angeles, California 90071
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You authorize Alternative Securities Markets Group to correct obvious clerical errors appearing in information you provide to Alternative Securities Markets Group, without notice to you, although Alternative Securities Markets Group expressly undertakes no obligation to identify or correct such errors.

This Agreement, along with the Alternative Securities Markets Group User Agreement for www.AlternativeSecuritiesMarket.com, represents the entire agreement between you and Alternative Securities Markets Group regarding your participating as a prospective investor on www.AlternativeSecuritiesMarket.com, and supersedes all prior or contemporaneous communications, promises and proposals, whether oral, written or electronic, between you and Alternative Securities Markets Group with respect to your involvement as a prospective investor on www.AlternativeSecuritiesMarket.com.

19. **Notices:** All notices and other communications hereunder shall be given by email to your registered email address or will be posted on www.AlternativeSecuritiesMarket.com, and shall be deemed to have been duly given and effective upon transmission or posting. All notices, required disclosures and other communications to you will be transmitted to you by email to your registered email address. You can contact us by sending an email to LEGAL@ASMMARKETSGROUP.COM. You also agree to notify us if your registered email address is changed by sending an email to LEGAL@ASMMARKETSGROUP.COM

20. **Non-Disclosure Agreement:** By entering into this Agreement, you agree not to disclose, except on a confidential basis to your legal and financial advisors exclusively for the purposes of rendering professional advice to you, any information which you receive or have received from Alternative Securities Markets Group or on www.AlternativeSecuritiesMarket.com that relates to any Offering of Shares posted on www.AlternativeSecuritiesMarket.com or relates to the business of any issuer of such Shares, including, for example, information presented in a Prospectus for an Offering of Shares on www.AlternativeSecuritiesMarket.com ("Confidential Information"). You shall hold and maintain the Confidential Information in strictest confidence for the sole and exclusive benefit of the issuer that provided such Confidential Information. You shall not, without such issuer's prior written approval, use for your own benefit, publish, copy, or otherwise disclose to others, or permit the use by others for their benefit or to the detriment of the issuer, any confidential Information.

    The term "Confidential Information" shall exclude any information that, at any given time:

    a) Has been publicly disclosed by the issuer or by any third party through no fault of your own;
    b) You have received by some legitimate means other than from Alternative Securities Markets Group or its representatives or from the issuer or its representatives; or
    c) The issuer has authorized you in writing to disclose

21. **No Warranties:** EXCEPT FOR THE REPRESENTATIONS CONTAINED IN THIS AGREEMENT, NO PARTY TO THIS AGREEMENT MAKES ANY REPRESENTATIONS OR WARRANTY TO ANOTHER PARTY TO THIS AGREEMENT, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

22. **Limitation of Liability:** IN NO EVENT SHALL ONE PARTY BE LIABLE TO ANOTHER PARTY FOR ANY LOST PROFITS OR SPECIAL, EXEMPLARY, CONSEQUENTIAL OR PUNITIVE DAMAGES, EVEN IF INFORMED OF THE POSSIBILITY OF SUCH DAMAGES. FURTHERMORE, NO PARTY MAKES ANY REPRESENTATION OR WARRANTY TO

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ANOTHER PARTY REGARDING THE EFFECT THAT THE AGREEMENT MAY HAVE UPON ANY INTERNATIONAL, FEDERAL, STATE, LOCAL OR OTHER TAX LIABILITY FOR THE OTHER.

23. **Miscellaneous:** The parties acknowledge that there are not third party beneficiaries to this Agreement. You may not assign, transfer, sublicense or otherwise delegate your rights under this Agreement to another person without Alternative Securities Markets Group's prior written consent. Any such assignment, transfer, sublicense or delegation in violation of this Section shall be null and void. This Agreement shall be governed in all respects by the laws of the State of California, without regard to conflict of law provisions. Except as otherwise provided in this Agreement, you agree that any claim or dispute you have against Alternative Securities Markets Group must be resolved by arbitration in the State of California. Any waiver of a breach of any provision of this Agreement will not be a waiver of any other subsequent breach. Failure or delay by either party to enforce any term or condition of this Agreement will not constitute a waiver of such term or condition. If any part of this Agreement is a valid enforceable provision that most closely matches the intent of the original provision, and the remainder of the Agreement shall continue in effect. The parties agree to execute and deliver such further documents and information as may be reasonably required in order to effectuate the purposes of this Agreement.

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Alternative Securities Markets Group

Corporate: U.S. Bank Tower, 633 West 5th Street, Los Angeles, California 90071
Office: (213) 407 - 4386 / Email: Legal@ASMMarketsGroup.com
http://www.AlternativeSecuritiesMarket.com

Statement of Understanding for Securities Offered to Investors on www.AlternativeSecuritiesMarket.com

Regulation A (Current): Regulation A is an exemption for ***PUBLIC OFFERINGS*** not exceeding $5 Million USD in any 12-month period. Companies choosing to rely on this exemption must file an offering statement with the U.S. Securities & Exchange Commission on Form 1-A, consisting of a notification, offering circular and exhibits. The SEC staff reviews this offering statement.

Regulation A Offerings share many characteristics with registered offerings. For example, purchasers ("*Investors*") must be provided with an offering circular similar to a prospectus. Just as in registered offerings, the securities can be offered PUBLICLY, using general solicitation and advertising, and purchasers DO NOT RECEIVE '*RESTRICTED SECURITIES*', as explained at www.AlternativeSecuritiesMarket.com. The Principle difference between Regulation A Offerings and Registered Public Offerings are:

1) Financial Statements for a Regulation A Offerings are simpler and do not need to be audited unless audited financial statements are otherwise available.

2) Regulation A issuers do not incur either Exchange Act Reporting obligations after the offering or Sarbanes-Oxley Obligations applicable only to SEC reporting companies, unless the company '*meets the thresholds that trigger Exchange ACT Registration*".

3) Companies may choose among three formats to prepare the Regulation A Offering Circular, one of which is a simplified question-and-answer document; and

4) Companies may "*test the waters*" to determine market interest in their securities before going through the expense of filing with the SEC.

SEC reporting companies are not eligible to use Regulation A. All other types of companies may use Regulation A, except developmental stage companies without a specified business (for example, "*Blank Check Companies*") and investment companies registered or required to be registered under the Investment Company act of 1940. In most cases, shareholders may use Regulation A to resell up to $1.5 Million USD of Securities.

The "*test the waters*" provision of a Regulation A allows companies to publish or deliver a written document to prospective purchasers or make scripted radio or television broadcasts to determine whether there is an interest in their contemplated securities offering before filing an offering statement with the SEC. This gives companies the opportunity of being able to determine whether enough market interest in their securities exists before they incur the full range of legal, accounting and other costs associated with filing an offering statement with the SEC. Companies may NOT, however, solicit or accept money for securities offered under Regulation A until the SEC completes its review of the filed offering statement and the Company delivers offering materials to Investors.

NOTE ABOUT REGULATION A: The JOBS Act requires the SEC to develop rules for a new exemption to the existing Regulation A, which will permit offerings up to $50 Million USD a year without SEC Registration.

Proposed Changes to Regulation A pursuant to the Passage of the JOBS Act in 2012. These changes are expected to be enacted during the first half of 2014.

The SEC's proposed rules will update and expand the Regulation A exemption by creating the following Two Tiers of Regulation A Offerings:

- **TIER ONE:** Tier One would consist of those offerings already covered by Regulation A – namely securities of up to $5 Million USD in a twelve month period, including up to $1.5 Million USD for the account of selling security-holders.
- **TIER TWO:** Tier Two would consist of securities offerings of up to $50 Million USD in a twelve month period, including up to $15 Million USD for the account of selling security-holders.

For offerings up to $5 Million USD, the Company could elect whether to proceed under Tier 1 or Tier 2.

Basic Requirements:

Under Tier 1 and Tier 2, companies would be subject to basic requirements, including ones addressing issuer eligibility and disclosures that are drawn from the existing provisions of Regulation A. The proposed rules would update Regulation A to among the other things.

1. Permit companies to submit draft offering statements for nonpublic SEC review prior to filing
2. Permit the use of "testing the waters" solicitation materials both before and after filing of the Offering Statement
3. Modernize the qualification, communication and offering process in Regulation A to reflect analogous provisions of the Securities Act registration process, including electronic filing of offering materials.

Additional Tier 2 Requirements:

In addition to the three basic requirements, companies conducting Tier 2 Offerings would be subject to the following requirements.

1. Investors would be limited to purchasing no more than 10% of the greater of the investor's annual income or net worth.
2. The Financial Statements included in the Offering Circular would be required to be audited.
3. The Company would be required to file annual and semi-annual ongoing reports and current event updates that are similar to the requirements for public reporting companies.

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Eligibility:

Regulation A would be available to companies organized in and with their principal business in the United States or Canada, as is currently the case under Regulation A.

The Exemption would not be available to companies that:

- Are already SEC reporting companies and certain investment companies
- Have no specific business plan or purpose or have indicated their business plan is to engaged in a merger or acquisition with an unidentified company.
- Are seeking to offer and sell asset-backed securities or fractional undivided interests in oil, gas or other mineral rights.
- Have not filed the ongoing reports required by the proposed rules during the preceding two years.
- Are or have been subject to a Commission order revoking the company's registration under the Exchange Act during the preceding five years.
- Are disqualified under the proposed 'bad actor' disqualification rules.

Preemption of Blue Sky Law:

Under current Regulation A, offerings are currently subject to registration and qualification requirements in the States where the offering is conducted unless a State-level exemption is available. This has been identified by the GAO and market participants as a central factor for the limited use of current Regulation A.

In view of the range of investors protections provided under the proposal, state securities law requirements would be preempted for Tier 2 offerings. The proposal also explores alternative approaches to addressing this matter, including the coordinated review program proposed by the North American Securities Administrators Association.

Current Status:

The Commission has recently completed a sixty day public comment period on the proposed rules. The Commission is currently reviewing the comments and determining whether to adopt the proposed rules as illustrated above. Enactment is expected during the first half of 2014.

Companies cannot use this new exemption until the SEC adopts final rules.

Alternative Securities Markets Group

Corporate: U.S. Bank Tower, 633 West 5th Street, Los Angeles, California 90071
Office: (213) 407 - 4386 / Email: Legal@ASMMarketsGroup.com
http://www.AlternativeSecuritiesMarket.com

OTHER SECURITIES THAT MAY BE OFFERED:

California Intra-State Exempt Securities ("CA1001"): Section 3(a) (11) of the Securities Act exempts from registration any offering made solely to persons residing in a single State or Territory, where the issuer is incorporated and doing business in the same state. The rationale is that a wholly Intra-State transaction is adequately policed by the Laws of the State, hence there is no need for an additional layer of Federal Law.

Under Rule 147, an issuer does business in the State (1) at least 80% of its gross revenues (*including subsidiaries*) is derived from operations or assets in-state; (2) atleast 80% of its assets (*including subsidiaries*) is located in-state; (3) atleast 80% of the offering's net proceeds is used in-state; and (4) its principal office is in-state. During the offering period and for nine months from the last sale by the issuer, purchasers may only resell their stock to other persons living in-state.

Companies listed on www.AlternativeSecuritiesMarket.com use CA1001 in combination with California Section 25102(n)

California 25102(n) is limited to issuers that are California Companies (*with some minor exemptions*). Investors must be "*qualified purchasers*". This means, generally, accredited investors and natural persons with a net worth specified in the statute.

Issuers relying on 25102(n) may ***PUBLICLY*** disseminate a limited written announcement of the offering. Potential investors may then respond to the announcement by contacting the issuer. The issuer may not telephone a prospective investor until it has determined that the investor is a qualified purchaser. Issuers must provide disclosure documents to the non-accredited investors at least five days prior to sale.

Regulation S: Regulation S ("*Reg S*") is an exemption designed by the U.S. Securities & Exchange Commission for Companies seeking to raise capital from investors located OUTSIDE of the United States. A Regulation S Offering under the Securities Act of 1933, as amended (the "*Securities Act*") is a safe harbor rule that defines when an offering of Securities would be considered an "offshore transaction" so as not to be subject to the registration obligations imposed under Section 5 of the Securities Act.

A Regulation S Offering (Foreign Direct Public Offering) only exempts the issuer from the registration requirements. It does not exempt the issuer from anti-fraud provisions.
There are two main requirements in using a Regulation S Offering. The first is the offer and the sale of the securities must be in legitimate offshore transactions. Under a Regulation S Offering, the Company may not offer or sell any securities to a U.S. Citizen or Resident even if that person purchases the securities abroad. Also, the sale must not be done for the purpose of secretly selling the Securities to a U.S. Investor. The second requirement under Regulation S is that there cannot be any directed selling efforts in the United States. Generally, this means a company cannot advertise the Offering in a publication where the circulation crosses over to the United States.

A Regulation S Offering provides two exemptions from safe harbors from U.S. Securities Registrations: an exemption for the initial sale and another exemption for the resale of securities after they are held for a period of time, normally one year.

An important advantage to Companies utilizing Regulation S is that they are able to advertise in the foreign markets in newspapers and other publications. Under Regulation S the Company is allowed to hold seminars, road shows and engage in other general solicitation outside of the United States.

Corporate: U.S. Bank Tower, 633 West 5th Street, Los Angeles, California 90071
Office: (213) 407 - 4386 / Email: Legal@ASMMarketsGroup.com
http://www.AlternativeSecuritiesMarket.com

Also, Foreign Direct Public Offerings (Regulation S) are not integrated with Section 5 Public Offerings or Regulation D Private Placements. Regulation D documents contain rules which apply to transactions in the United States. Regulation S Offering Documents contain rules which apply to foreign transactions only. Therefore, a Company can conduct simultaneous Private Placement Stock Offerings and Foreign Direct Public Offerings without jeopardizing either exemption. Also, Regulation S Investors are treated the same way as accredited investors for the purpose of determining compliance with the 35 non-accredited investor limitation outlined in the Regulation D Private Placement.

Regulation D / Rule 504: Rule 504, sometimes referred to as the "*Seed Capital Exemption*", provides an exemption for the offer and sale of up to $1 Million USD of Securities in a 12-month period. A Company may use this exemption so long as it is not a Blank Check Company and it is not subject to Exchange Reporting Requirements. In general, a Company may not use general solicitation or advertising to market the securities, and purchasers generally receive "*restricted securities*". Purchasers of restricted securities may not sell them without SEC Registration or using another exemption, which is further explained on the "*Resale of Restricted Securities*" page at www.AlternativeSecuritiesMarket.com . Investors should be informed that they may not be able to sell securities of non-reporting companies for atleast a year without the issuer registering the transaction with the SEC.

A Company may, however, use the Rule 504 Exemption for a Public Offering of its Securities with general solicitation and advertising, and investors will receive "*non-restricted securities*", under the following circumstances:

- The Company sells in accordance with a State Law that requires the public filing and delivery to investors a substantive disclosure document, or
- The Company sells in accordance with a State Law that requires registration and disclosure document delivery and also sells in a State without those requirements, so long as the Company delivers to all purchasers the disclosure documents mandated by a State in which it is registered; or
- It sells exclusively accordingly to State Law Exemptions that permit general solicitation and advertising, so long as sales are made only to "*accredited investors*".

Even if a Company makes a private sale of its Securities, and not specific disclosure delivery requirements are required, a Company should take care to provide sufficient information to investors to avoid violating the anti-fraud provisions of the securities laws. This means that any information a Company provides to Investors must be free from false and misleading statements. Similarly, a Company should not exclude any information if the omission makes what is provided to investors false or misleading.

Regulation D / Rule 505: Rule 505 provides an exemption for offers and sales of Securities totaling up to $5 Million USD in any 12-month period. Under this exemption, a Company may sell to an unlimited number of "accredited investors" and up to 35 persons that are not accredited investors. Purchasers must buy for investment purposes only, and not for the purpose of reselling the securities. The issued securities are 'restricted securities', meaning purchasers may not resell them without registration on an applicable exemption, as explained on the 'Resales of Restricted Securities' page. If a Company is not a SEC Reporting Company, Investors should be informed that they may not be able to sell securities for atleast one year without the Company registering the transaction with the SEC. A Company may not use general solicitation or advertising to sell the Securities.

Under Rule 505, if the Company's Offering involves any purchasers that are not accredited investors, the Company must give these purchasers disclosure documents that generally contain the same information as those included in a registration statement for a registered offering. There are also financial statement requirements that apply to Rule 505 Offerings involving purchasers that are not accredited investors. For instance, if financial statements are required, they must be audited by a certified public accountant. The Company must also be available to answer questions from prospective purchasers who are not accredited investors.

The Company may decide what information to give to accredited investors, so long as it does not violate the antifraud prohibitions of the Federal Securities Laws. If a Company provides information to accredited investors, it must make this information available to the non-accredited investors as well.

Regulation D / Rule 506: Rule 506 is a "Safe Harbor" for the non-public exemption in Section 4(a)(2) of the Securities Act, which means it provides specific requirements that, if followed, establish that a transaction falls within the Section 4(a)(2) exemption. Rule 506 does not limit the amount of money a Company can raise or the number of accredited investors it can sell securities to, but to qualify for the safe harbor, a Company must:

1. Not use general solicitation or advertising to market the Securities.

2. No sell Securities to more than 35 non-accredited investors (unlike Rule 505, all non-accredited investors, either alone or with a purchaser representative, must meet the legal standard of having sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of the prospective investment);

3. Give "*non-accredited investors*" specified disclosure documents that generally contain the same information as provided in registered offerings (*the Company is not required to provide specified disclosure documents to accredited investors, but, if it does provide information to accredited investors, it must also make this information available to the non-accredited investors as well*);

4. Be available to answer questions from prospective purchasers who are non-accredited investors; and

5. Provide the same financial statement information as required under Rule 505.

Purchasers receive "restricted securities" in a Rule 506 Offering. Therefore, they may not freely trade the Securities after the Offering, as explained on the "Resales of Restricted Securities" page at www.AlternativeSecuritiesMarket.com.

Section 18 of the Securities Act provides a Federal preemption of exemption from State registration and review of private offerings that are exempt under Rule 506. The States still have authority, however, to investigate and bring enforcement actions for fraud, impose State Notice Requirements and collect State Fees.

Special Note for 506 Offerings: The JOBS Act requires the SEC to eliminate the prohibition on using general solicitation and advertising to qualify for the Rule 506 Safe Harbor where all purchasers of the Securities are accredited investors and the issuer takes reasonable steps to verify that the purchasers are accredited investors. This not provision is not yet effective.

Alternative Securities Markets Group

Corporate: U.S. Bank Tower, 633 West 5th Street, Los Angeles, California 90071
Office: (213) 407 - 4386 / Email: Legal@ASMMarketsGroup.com
http://www.AlternativeSecuritiesMarket.com

An ISSUERS OBLIGATION TO INVESTORS TO HAVE SECURITIES LISTED ON www.AlternativeSecuritiesMarket.com

- **Financial Reporting** – All companies listed on www.AlternativeSecuritiesMarket.com are REQUIRED to submitt un-audited financial reports signed by the Company CEO and/or CFO, dated within 60 days of listing on www.AlternativeSecuritiesMarket.com. Companies are also required to submit to Alternative Securities Markets Group for listing on the Company page at www.AlternativeSecuritiesMarket.com a complete set of un-audited financial reports signed by the Company CEO and/or CFO within 30 days of the close of each business quarter and a complete set of fully audited financial statements within 60 days of the close of each business calendar year. All audited financial reports must be completed by a Alternative Securities Markets Group approved Certified Public Accounting Firm.

- **State of the Company Updates** – All companies listed on www.AlternativeSecuritiesMarket.com are REQUIRED to have a quarterly web conference or phone conference call in which a principal member of the company is required to give an update to all current investors and potential new investors (including financial analysts) who wish to participate. Members of the Company are required to allow for ample time for questions from conference call participants. Company CEO's are also required to draft a letter once per month to update investors on the current State of the Company. Both web conference / phone conference call, along with the CEO Letters on the State of the Company will be published on the Company's page at www.AlternativeSecuritiesMarket.com.

- **Corporate Actions** – Companies listed on www.AlternativeSecuritiesMarket.com are required to report certain corporate actions, including dividends, stock splits, reverse splits, name changes, mergers, acquisitions, dissolutions, bankruptcies, liquidations, issuances of any new securities not currently disclosed, any new debts incurred by the Company and any changes in management, atleast TEN DAYS prior to the record date. All of these notices will be listed on the Company page at www.AlternativeSecuritiesMarket.com.

- **Corporate Actions** – Companies listed on www.AlternativeSecuritiesMarket.com are required to report certain corporate actions, including dividends, stock splits, reverse splits, name changes, mergers, acquisitions, dissolutions, bankruptcies, liquidations, issuances of any new securities not currently disclosed, any new debts incurred by the Company and any changes in management, atleast TEN DAYS prior to the record date. All of these notices will be listed on the Company page at www.AlternativeSecuritiesMarket.com.

Corporate: U.S. Bank Tower, 633 West 5th Street, Los Angeles, California 90071
Office: (213) 407 - 4386 / Email: Legal@ASMMarketsGroup.com
http://www.AlternativeSecuritiesMarket.com

Acknowledgement and Signature.

This Agreement, together with the "New Investor Questionnaire", "User Agreement", "Privacy Policy", "Investor Agreement", "Statement of Understanding of Securities Offered" and "Issuers Obligation to Investor", sets forth the entire understanding and agreement between Alternative Securities Markets Group and yourself, with respect to the subject matters hereof. By signing this agreement below, you state that you understand al the subject matter and terms of this entire agreement.

____
Signed

____
Printed Name

Alternative Securities Markets Group

Corporate: U.S. Bank Tower, 633 West 5th Street, Los Angeles, California 90071
Office: (213) 407 - 4386 / Email: Legal@ASMMarketsGroup.com
http://www.AlternativeSecuritiesMarket.com

www.AlternativeSecuritiesMarket.com

NEW INSTITUTIONAL INVESTOR / NEW ASSET MANAGER / NEW INVESTMENT ADVISOR QUESTIONNAIRE AND AGREEMENT

Alternative Securities Markets Group

Corporate: U.S. Bank Tower, 633 West 5th Street, Los Angeles, California 90071
Office: (213) 407 - 4386 / Email: Legal@ASMMarketsGroup.com
http://www.AlternativeSecuritiesMarket.com

TABLE OF CONTENTS FOR THIS QUESTIONNAIRE AND AGREEMENT

Document Section Name:	Actions Performed:	Pages:
New Investor Questionnaire		
Part One: 11 Questions	Fill in the Blanks	03
Part Two: 15 Multiple Choice Question	Check the box that Applies	04
User Agreement	Read Only	07
Privacy Policy	Read Only	18
Investor Registration Agreement	Read only	22
Statement of Understanding of Securities Offered	Read Only	30
Issuers Obligations to Investors / Reporting Requirements	Read Only	36
Acknowledgement of Entire Agreement	Digital Signature	37

Alternative Securities Markets Group

Corporate: U.S. Bank Tower, 633 West 5th Street, Los Angeles, California 90071
Office: (213) 407 - 4386 / Email: Legal@ASMMarketsGroup.com
http://www.AlternativeSecuritiesMarket.com

NEW INVESTOR QUESTIONNAIRE (*Individual Investors*):

PART ONE:

Thank you for singing up as an Institutional Investor / Advisor with Alternative Securities Markets Group and www.AlternativeSecuritiesMarket.com. In order to provide you details on the Companies we are currently raising capital for, or have listed for trade on our Trading Platform, we need to ask you a few questions. This will determine which companies you will have access to, as well as auto-populate this information into the subscription agreement of an investment when you are ready to Invest. Please complete the questions on page ONE, check the Box(es) that apply on pages 2-5 and electronically sign the last page of this Agreement.

Company Name: ____

Your Name: ____

Company Address: ____

Address Line 2 (if applicable): ________________________________

City: ____

State or Province: ____

Postal Code / Zip Code: ____

Country: ____

Best Phone Number: ____

Alternate Phone Number (not required): ____________________________

Email Address: ____

PART ONE (*cont.*):

Check One:

(__) Investment Banking Firm or Institutional Asset Manger

(__) Venture Capital Firm

(__) Hedge Fund

(__) Broker Dealer

(__) Insurance Company

(__) Federally Chartered or State Chartered Bank or Finance Company

(__) Registered Investment Advisor

(__) Endowment

(__) Investment Club

(__) Other: ____

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

PART TWO:

Investor Suitability Questionnaire:

(__) ***Any bank as defined in Section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in Section3(a)(5)(A) of the Securities Act, whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934; any insurance company as defined in Section 2(a)(13) of the Securities Act, any investment company registered under the Investment Company Act of 1940 or a business development company, as defined in Section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a State, its Political Supervisions or any agency or instrumentality of a State or its Political Subdivisions, for the benefits of its employees if such plan has total assets in the excess of Five Million ($5,000,000) Dollars; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, (as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment advisor) or if the employee benefit plan has total assets in excess of Five Million ($5,000,000) Dollars if a self-directed plan, with investment decisions made solely by persons that are accredited investors.***

(__) ***Any private business development company (as defined in Section 202(a)(22) of the Investment Advisers Act of 1940);***

(__) ***Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered with total assets in excess of Five Million ($5,000,000) Dollars;***

(__) ***Any director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;***

(__) ***Any trust, with total assets in excess of Five Million ($5,000,000) Dollars, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii);***

(__) Any entity in which all the equity owners are Accredit Investors; or

(__) None of the Above

Notify me of new investments as they are added to the Alternative Securities Market.

(__) YES

(__) NO

In the next 1-24 hours we will review your questionnaire. As part of the approval process, an Investment Banker with Alternative Securities Markets Group may contact you to discuss the risks associated with investing and to answer any questions you may have.

Once you are approved, we will email your Investor Designation and a link to your Private Online Alternative Securities Markets Group Investment Account.

*** The Accuracy of your application is extremely important to us. In order that we may make a fair judgment on your financial background, the information you submit may be subject to verification.*

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

Alternative Securities Markets Group

Corporate: U.S. Bank Tower, 633 West 5th Street, Los Angeles, California 90071
Office: (213) 407 - 4386 / Email: Legal@ASMMarketsGroup.com
http://www.AlternativeSecuritiesMarket.com

User Agreement for Alternative Securities Markets Group

Effective March 25th, 2014

Welcome to ***the Alternative Securities Market!*** This user agreement (this "Agreement") is a contract between you and **Alternative Securities Markets Group** and governs all transactions between you and **Alternative Securities Markets Group**, as well as your use of **Alternative Securities Markets Group's** Services (the "Services"). Before you complete your registration with **the Alternative Securities Market**, you must read and accept all of the terms and conditions in, and linked to, this Agreement, including the Privacy Policy.

1. **Alternative Securities Markets Group and your account.**

About Alternative Securities Markets Group:

- Alternative Securities Markets Group manages an electronic website at that allows you to make investments in small business, including start-ups. Issuers list securities at www.AlternativeSecuritiesMarket.com, and we enable you to place order for these securities, facilitate payment for them, and help you track your investment history. Your payments for securities will be deposited into a third-party escrow account for subsequent disbursement to the issuer of the securities, or deposited directly into the issuer's investment holding account, in accordance with the terms of the offering. Alternative Securities Markets Group does not hold funds or securities on the issuers or your behalf.

- **About your Alternative Securities Markets Group Account:** When you register at www.AlternativeSecuritiesMarket.com, you create an account that allows you to interact with the website and the use of the Services. By creating this account, you represent that you are either: (i) an individual and wish to place orders on your own behalf; or (ii) an individual authorized to place orders on behalf of a corporation or other entity.

- **Eligibility:** To be eligible to use the Services, you must be 18 years old. Each investment product and service referred to on www.AlternativeSecuritiesMarket.com. Not all investment products and services referenced on www.AlternativeSecuritiesMarket.com are intended for every investor. Example, Regulation Securities are only for non-residents of the United States and CA1001 Securities are only for Qualified Investors that are residents of the State of California. You agree to review the section "Types of Securities Offered on www.AlternativeSecuritiesMarket.com", and that you agree that you have all requisite authority to enter into and use the Services contemplated by this agreement. This website will not be considered a solicitation for or offering of any security, investment product or service to any person in any jurisdiction where such solicitation or offering would be illegal.

- **Your Information:** You agree that the information you provide during the www.AlternativeSecuritiesMarket.com process is current, accurate, truthful and complete, and you will regularly update this information to maintain its completeness and accuracy. You are responsible for maintaining the confidentiality of any account information that you use to access any feature on www.AlternativeSecuritiesMarket.com, and also for logging off of your account and any protected areas of www.AlternativeSecuritiesMarket.com. Further, you are fully responsible for all activities occurring under your account that result from your failure to use or maintain appropriate security measures. If you become aware of any suspicious or unauthorized conduct concerning your account, you agree to contact LEGAL@ASMMARKETSGROUP.COM immediately. We will not be liable for any loss or damage arising from your failure to promptly notify us of such conduct.

- **Verification:** United States Federal Law requires financial institutions to obtain, verify and record information that identifies persons, entities or corporations seeking to open accounts with Alternative Securities Markets Group. You agree to provide Alternative Securities Markets Group with all required information or documentation that permits Alternative Securities Markets Group to verify your identity. Any required information you provide to Alternative Securities Markets Group may be subject to verification, including through the sharing of such information with third parties for this purpose. Your account may be rejected, restricted or closed if Alternative Securities Markets Group cannot verify required information.

- **Privacy:** To create your Alternative Securities Markets Group Account at www.AlternativeSecuritiesMarket.com, we may ask for certain information that allows us to comply with certain rules and regulations related to, among other things, suitability of investments and anti-money laundering. For a complete description of how we use and protect your personal information, see our Privacy Policy section of this agreement and at www.AlternativeSecuritiesMarket.com.

- **Closing Your Account:** You may ask Alternative Securities Markets Group to close your account by emailing LEGAL@ASMMARKETSGROUP.COM. Once your account is closed, your purchase confirmations remain available on the site for 60 days, and we will mail all required tax forms to the address on your account when they become available.

- **U.S. Economic Sanctions:** You represent that you, or the organization for which you are acting as an authorized person, have not been designated by the United States Department of Treasury's Office of Foreign Assets Control ("OFAC") as a Specially Designated National or Blocked Person, you have no reason to believe that you would be considered a Blocked Person by OFAC, and you do not reside in a restricted country. You also represent that, to the best of your knowledge, you are not employed by or acting as an agent of any government, government-controlled entity or Government Corporation restricted under OFAC. You understand that if your application violates OFAC guidelines, your account may be declined or restricted from certain activity.

- **Alternative Securities Markets Group's Relationship with Issuers:** Alternative Securities Markets Group is a Joint Venture and Minority Equity Shareholder of all Companies listed on www.AlternativeSecuritiesMarket.com, and Alternative Securities Markets Group has entered into agreements with issuers on www.AlternativeSecuritiesMarket.com to list Direct Public Offerings and select Private Placements of their securities on www.AlternativeSecuritiesMarket.com. We are authorized to accept your order to purchase these securities as members of each of these companies, to transmit these orders to the issuers, and facilitate the execution of your payment instructions. Alternative Securities Markets Group receives "NO" financial compensation from issuers for directing your order to the issuer, but we do receive financial compensation for certain administrative costs associated with the management of the Offering. The details of this compensation are available in the offering memorandum for each security. Your funds will flow into a third-party escrow account for payment to the issuer, or directly to the issuer's investment holding account, in accordance with the terms of the offering. Alternative Securities Markets Group is not party to the funds. Security ownership is transferred to you directly from the issuer. Alternative Securities Markets Group does not hold securities. The terms and features of the securities available on www.AlternativeSecuritiesMarket.com are at the discretion and control of the issuers and will be stated in the offering memorandum for each security. We will make the offering memorandum for each security available to qualified investors on a password-protected section of www.AlternativeSecuritiesMarket.com. It is your responsibility to review and understand the information in the offering memorandum before placing an order for securities.

2. Investment Services

- **No Advice**: Alternative Securities Markets Group does not provide legal, tax, estate-planning or investment advice regarding the suitability, profitability or appropriateness of any security. We are required by law to ascertain your suitability for an investment based on your personalized input, but you are responsible for determining whether any investment or suitable for you based on your legal investment objectives and personal and financial situation. You should consult an attorney or tax professional regarding your specific legal or tax situation.

- **Nondisclosure of Material, Nonpublic Information:** In connection with the Services it provides, Alternative Securities Markets Group may come into possession of confidential, non-public information. We are prohibited from improperly disclosing or using this information for our own benefit or for the benefit of any other person. We maintain policies and procedures designed to prohibit the communication of this information to persons who do not have the legitimate need to know the information, to meet our obligations to issuers, and to remain in compliance with applicable law. You understand and agree that, in certain circumstances, we may have information that, if disclosed, might affect your decision to buy a security, but that we will be prohibited from communicating to you or using for your benefit.

- **Facilitating Your Payments:** Opening an account and browsing www.AlternativeSecuritiesMarket.com are services offered to you free of charge. www.AlternativeSecuritiesMarket.com is your access point to Alternative Securities Markets Group's Joint Venture Companies and allows you to order a security from the issuer and facilitates your purchase of that security using one of our permitted payment methods. Alternative Securities Markets Group is not a party to the flow of funds to the issuer.

- **Transaction Amounts and Limitations:** Alternative Securities Markets Group reserves the right to deny an investment transaction or to place a limit on the dollar amount of a transaction for any reason, including, for example, if you fail suitability for a particular security or for activity that Alternative Securities Markets Group, in its sole discretion, believes to be suspicious on your account. If Alternative Securities Markets Group limits an investment, you can request a review and an exception on a case-by-case basis. Alternative Securities Markets Group imposes minimum and maximum transaction amounts for each investment and may change those minimum and maximum amounts from time to time.

Corporate: U.S. Bank Tower, 633 West 5th Street, Los Angeles, California 90071
Office: (213) 407 - 4386 / Email: Legal@ASMMarketsGroup.com
http://www.AlternativeSecuritiesMarket.com

- **Applicable Rules and Regulations:** All transactions in your account will be subject to Alternative Securities Markets Group's internal rules and policies and, where applicable, to FINRA rules and regulations; the provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934; the rules and regulations of the SEC, the Board of Governors of the Federal Reserve System, and any applicable self-regulatory organizations; and other federal and state laws and regulations. In no event will Alternative Securities Markets Group be obliged to effect any transaction it believes would violate any International, Federal or State law, rule, or regulation, or the rules or regulations of any regulatory or self-regulatory body.

3. Electronic Signatures and Delivery of Documents

- **Electronic Signatures:** By completing a Alternative Securities Markets Group account application online at www.AlternativeSecuritiesMarket.com, you give your valid consent to this Agreement and all other documents governing your relationship with Alternative Securities Markets Group. The use of an electronic version of the account documents fully satisfies any requirement that they be provided to you in writing, and the electronic version of this Agreement is considered to be the true, complete and enforceable record of our Agreement, admissible in judicial or administrative proceedings to the same extent as if the documents were originally generated and maintained in printed form. You are solely responsible for reviewing and understanding all the terms and conditions of these documents, and you accept as reasonable and proper notice, for the purpose of any laws, rules and regulations, notice by electronic means. You may access and retain a record of the documents you electronically sign through www.AlternativeSecuritiesMarket.com.

- **Electronic Delivery of Documents:** You agree that Alternative Securities Markets Group will provide you with an electronic copy of all documents and communications related to your account, for example, transaction confirmations, account statements and tax-reporting documentation. When documents related to your Alternative Securities Markets Group account at www.AlternativeSecuritiesMarket.com are available, we will send a notice to the email address you have provided, and you will be able to view the documents at any time by visiting www.AlternativeSecuritiesMarket.com and signing into your account.

  At any time during the term of this Agreement, you may direct Alternative Securities Markets Group to send all future communications to you in non-electronic form, by sending written notice to us in accordance with Section 16 of this Agreement. You understand and agree that we shall treat any such notice as a withdrawal of your consent to receive communications by electronic delivery and as a request by you to close your account subject to the conditions set forth in Section 1.4.

4. User Restrictions

- **Restricted Activities:** In connection with your use of www.AlternativeSecuritiesMarket.com, or Alternative Securities Markets Group Services,

Corporate: U.S. Bank Tower, 633 West 5th Street, Los Angeles, California 90071
Office: (213) 407 - 4386 / Email: Legal@ASMMarketsGroup.com
http://www.AlternativeSecuritiesMarket.com

or in the course of your interactions with Alternative Securities Markets Group, you agree that you will not:

- Breach this Agreement or any other agreement that you have entered into with Alternative Securities Markets Group.
- Violate any law, statute, ordinance, or regulation
- Infringe Alternative Securities Markets Group's or any third party's copyright, patent, trademark, trade secret or other intellectual property rights, or rights of publicity or privacy.
- Act in a manner that is defamatory, trade libelous, unlawfully threatening or unlawfully harassing.
- Post comments that are false, inaccurate, misleading, defamatory, or contain libelous content.
- Post comments containing personal information, including without limitations, telephone numbers, street addresses, and last names.
- Provide false, inaccurate or misleading information.
- Pay for your transactions with fraudulent funds or with what we reasonably believe to be potentially fraudulent funds.
- Refuse to cooperate in any investigation or provide confirmation of your identity or any information you provide to us.
- Use an anonymizing proxy.
- Control an account that is linked to another account that has engaged in any of these restricted activities. We may use evidence other addresses, common business names, phone numbers and mailing addresses.
- Use the services in a manner that results in or may result in complaints, disputes, claims, fees, fines, penalties and other liability to Alternative Securities Markets Group or you.

- **Access and Interference:** Much of the information on www.AlternativeSecuritiesMarket.com is updated on a real-time basis and is proprietary or is licensed to Alternative Securities Markets Group by third parties. www.AlternativeSecuritiesMarket.com contains robot exclusion headers. You agree that you will not:

  - Use any robot, spider, scraper or other automated means to access www.AlternativeSecuritiesMarket.com for any purpose without our express written permission.
  - Attempt to obtain unauthorized access to any features of www.AlternativeSecuritiesMarket.com, or to any other protected materials or information, through any means not intentionally made available to you by Alternative Securities Markets Group.
  - Take any action that may impose (in our sole judgment) any unreasonable or disproportionately large load on our infrastructure.
  - Copy, reproduce, modify, create derivative works from, distribute, or publicly display any content from www.AlternativeSecuritiesMarket.com without the prior expressed written permission of Alternative Securities Markets Group and the appropriate third party, as applicable.
  - Interfere or attempt to interfere with the proper working of the website or any activities conducted on www.AlternativeSecuritiesMarket.com

Corporate: U.S. Bank Tower, 633 West 5th Street, Los Angeles, California 90071
Office: (213) 407 - 4386 / Email: Legal@ASMMarketsGroup.com
http://www.AlternativeSecuritiesMarket.com

- Facilitate any viruses, Trojan horses, worms or other computer programming routines that may damage, detrimentally interfere with, or surreptitiously intercept or expropriate any system, data or information.
- Use any device, software or routine to bypass our robot exclusion headers or other measures we may use to prevent or restrict access to www.AlternativeSecuritiesMarket.com
- Take any action that may cause Alternative Securities Markets Group to lose any of the services from our internet service providers, payment processors, or other suppliers.

5. **Your Liability and Actions We May Take**

- **Your Liability:** You are responsible for all claims, fees, fines, penalties and other liability incurred by Alternative Securities Markets Group or any third party caused by or arising out of your breach of this Agreement or your use of the Services. You agree to reimburse Alternative Securities Markets Group for all such liabilities.

- **Actions We May Take:** If you engaged in any restricted activities, we may take various actions to protect Alternative Securities Markets Group from claims, fees, fines, penalties and any other liability. The actions we may take include but are not limited to the following:

  i. We may close, suspend, or place restrictions on your Alternative Securities Markets Group account at www.AlternativeSecuritiesMarket.com.
  ii. We may update inaccurate information you provided to us.
  iii. We may remove user comments that do not comply with section 4.1 above.
  iv. We may refuse to provide the Services to you in the future.
  v. We may take legal action against you.

  Whether we decide to take any of the above steps, remove content, or refuse to provide Services, we do not monitor, and you agree we will not be subject to liability for monitoring www.AlternativeSecuritiesMarket.com.

- **Account Suspensions or Restriction:** Alternative Securities Markets Group, in its sole discretion, reserves the right to terminate this Agreement or access to www.AlternativeSecuritiesMarket.com or the Services. We also reserve the right to suspend or place restrictions on your account for any reason and at any time upon notice to you. Account restrictions may include a limitation on the dollar amount of transactions we will accept from your account. If your account is suspended, you will be unable to invest and we will not issue any payment to you. If we suspend or place restrictions on your account, we will provide you with notice and opportunity to request reconsideration, if appropriate.

6. **Contact Alternative Securities Markets Group:**

- If you have any questions or comments about this Agreement, your account at www.AlternativeSecuritiesMarket.com or Alternative Securities Markets Group's practices, you may contact us at:

Alternative Securities Markets Group
U.S. Bank Tower
633 West 5th Street
Los Angeles, California 90071
Phone: (213) 407-4386
LEGAL@ASMMARKETSGROUP.COM

7. Canceling or Disputing a Transaction

- Alternative Securities Markets Group is not authorized to issue refunds directly to the investor. We reserve the right to suspend a user's Alternative Securities Markets Group account at www.AlternativeSecuritiesMarket.com if a transaction is canceled or disputed. Alternative Securities Markets Group is not responsible for any errors that may arise in the transmission of your order to the issuer. You may call Alternative Securities Markets Group at (917) 463-3450 or Email Alternative Securities Markets Group at LEGAL@ASMMARKETSGROUP.COM to request cancellation of a transaction, or, if you believe a transaction on your account was unauthorized, to dispute a transaction. Refunding the transaction is ultimately at the discretion of the escrow agent (for funds being held in escrow) or the issuer. If the issuer allows redemption, funds will be returned and the security issuance canceled based on the terms and time-frames indicated in the offering memorandum. To dispute a transaction, you may also file with the escrow agent used to consummate the transaction and receive funds directly from the agent (if an escrow agent was used), in which case you will be required to return the related securities to the escrow agent for cancellation.

8. Disputes with Alternative Securities Markets Group

- **Effect of Arbitration Agreement:** This Agreement contains a pre-dispute arbitration agreement. By entering into the arbitration agreement the parties agree as follows:
  - All parties to this Agreement are giving up the right to sue each other in court, including the right to a trial by jury, except as provided by the rules of the arbitration forum in which a claim is filed.
  - Arbitration awards are generally final and binding; a party's ability to have a court reverse or modify an arbitration award is very limited.
  - The ability of the parties to obtain documents, witness statements and other discovery is generally more limited in arbitration than in court proceedings.
  - The arbitrators do not have to explain the reasons for their award.
  - The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the Securities industry.
  - The rules of some arbitration forums may impose time limits for brining a claim in arbitration. In some cases, a claim that is ineligible for arbitration may be brought in court.
  - The rules of the arbitration forum in which the claim is filed, as amended from time to time, are hereby incorporated by reference into this Agreement.
- **Arbitration Agreement:** All controversies that may arise between (including but not limited to controversies concerning any account, order or transaction, or the continuation, performance, interpretation or breach of this or any other agreement between us,

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whether entered into or arising before, on or after the date this account is opened) shall be determined by arbitration in accordance with the rules then prevailing of FINRA or the U.S. Securities & Exchange Commission. You make this arbitration agreement on behalf of (i) yourself and your heirs, administrators, representatives, executors, successors, assigns; or (ii) the corporation or other entity for which you are acting as an authorized person; and with all other persons claiming a legal or beneficial interest in your account. You understand that judgment upon any arbitration award may be entered in any court of competent jurisdiction. No person shall bring a putative or certified class action, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class action who has not opted out of the class with respect to any claims encompassed by the putative class action until (i) the class certification is denied; (ii) the class is decertified; or (iii) the customer is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Agreement except to the extent stated herein.

- **Arbitration Hearings:** Any arbitration hearing will be held in the State of California unless otherwise agreed between you and Alternative Securities Markets Group or unless the rules of the organization administering the arbitration (i.e., the U.S. Securities & Exchange Commission) require another hearing location. You agree to the personal jurisdiction of the Courts of the State of California to interpret and enforce these arbitration provisions described in the Agreement. All arbitration will be held in English Language, unless otherwise agreed to by parties.

9. Limitations of Liability

- In no event shall Alternative Securities Markets Group Agents, Employees, Affiliates or Suppliers be liable for lost profits or any special, incidental or consequential damages arising out of or in connection with www.AlternativeSecuritiesMarket.com or the Services Agreement (however arising, including negligence). In States that do not allow the exclusion or limitation of incidental or consequential damages, the above limitation or exclusion may not apply to you. Our liability, and the liability of our Agents, Employees, Affiliates and Suppliers, to you or any third parties in any circumstance is limited to the actual amount of direct damages.

10. No Warranty

- **General:** Alternative Securities Markets Group and our Agents, Employees, Affiliates and Suppliers provide the Services "as is" and without any warranty or condition, express, implied or statutory. Alternative Securities Markets Group and our Agents, Employees, Affiliates and Suppliers disclaim any implied warranties of title, merchantability, fitness for a particular purpose and non-infringement. Alternative Securities Markets Group does not guarantee continuous, uninterrupted or secure access to our Services, and operation of our website may be interfered with by numerous factors outside of our control. In States that do not allow the disclaimer of implied warranties, the disclaimers in this Section may not apply to you. This Section gives you specific legal rights and you may also have other legal rights that vary from State to State.

Corporate: U.S. Bank Tower, 633 West 5th Street, Los Angeles, California 90071
Office: (213) 407 - 4386 / Email: Legal@ASMMarketsGroup.com
http://www.AlternativeSecuritiesMarket.com

- **Third Party Data:** To the fullest extent permitted under applicable law, Alternative Securities Markets Group makes no representation or warranty, express or implied, with respect to any third party data provided to Alternative Securities Markets Group or its transmission, timeliness, accuracy or completeness, including but not limited to implied warranties or warranties of merchantability or fitness for a particular purpose. Alternative Securities Markets Group will not be liable in any way to you or to any other person for any inaccuracy, error or delay in or omission of any third party data or the transmission or delivery of any such third party data and any loss or damage arising from (i) any such inaccuracy, error, delay or omission, (ii) third-party non-performance, or (iii) interruption in any such third party data due either to any negligent act or omission by Alternative Securities Markets Group of "force majeure" or any other cause beyond reasonable control of Alternative Securities Markets Group.

- **Processing of Payments:** Alternative Securities Markets Group will make reasonable efforts to ensure that requests for electronic debits and credits involving bank accounts are processed in a timely manners, but Alternative Securities Markets Group makes no representations or warranties regarding the amount of time needed to complete processing because our Services and dependent upon many factors outside of our control, such as delays in the banking system.

11. Indemnification

- You agree to defend, indemnify and hold Alternative Securities Markets Group and its Officers, Directors, Agents and Employees harmless from any claim or demand (including attorneys' fees) made or incurred by any third party due to or arising out of your breach of this Agreement and/or your use of the Services.

12. Intellectual Property

- "Alternative Securities Market" is a trademark of Alternative Securities Markets Group. All page headers, logos, graphics and icons are protected to the extent allowed under applicable laws. All other designated trademarks and brands are the property of their respective owners. You may not copy, imitate or use any of Alternative Securities Markets Group's intellectual property without its prior written consent.

- **Reporting Intellectual Property Infringement:** Alternative Securities Markets Group respects the intellectual property of others. You may not post content that infringes on the rights of third parties, including but not limited to intellectual property rights such as copyright, trademark and right of publicity. We reserve the right to remove content where we have grounds to suspect a violation of these terms, our policies and any party's rights. If you believe your rights have been violated, please notify us by contacting the Legal Department of Alternative Securities Markets Group by writing us at: Alternative Securities Markets Group, U.S. Bank Tower, 633 West 5th Street, Los Angeles, California 90071.

Please provide the following in any notice of alleged infringement:

- Identification of the material on www.AlternativeSecuritiesMarket.com that you claim is infringing, with enough detail so that we can locate it on the website (e.g., provide link and description);
- Identification of the rights (or works if relevant) claimed to have been infringed;
- A statement by you that you have a good faith belief that the disputed use is not authorized by the rights owner, its agent or the law;
- A statement by you declaring under penalty of perjury that (a) the above information in your notice is accurate, and (b) you are the rights owner or you are authorized to act on behalf of the rights owner;
- Your address, telephone number and email address; and
- Your physical or electronic signature

13. Assignment

- You may not transfer or assign any rights or obligations that you have under this Agreement without Alternative Securities Markets Group's prior written consent. Alternative Securities Markets Group reserves the right to transfer or assign this Agreement or any right or obligation under this Agreement at any time.

14. Governing Law

- This Agreement shall be governed in all respects by the Laws of the State of California, without regard to conflict of law provisions. Except as otherwise agreed by the parties, you agree that any claim or dispute you may have against Alternative Securities Markets Group must be resolved by arbitration in the State of California.

15. Severability and Waiver

- If any provision of this Agreement is held to be invalid or unenforceable, such provision and the remaining provisions shall be enforced. In our sole discretion, we may assign this Agreement in accordance with the Legal Notices Section. Headings are for reference purposes only and do not limit the scope or extent of such section. Our failure to act with respect to a breach by you or others does not waive our right to act with respect to subsequent or similar breaches. We do not guarantee we will take action against all breaches of this Agreement.

16. Legal Notices

- Alternative Securities Markets Group may provide notice to you by emailing it to the address listed in your account. Notice shall be considered to be received by you within 24 hours of the time it is emailed to you unless we receive notice that the email was not delivered. Except as otherwise stated, notice to Alternative Securities Markets Group must be sent by postal mail to: Alternative Securities Markets Group, U.S. Bank Tower, 633 West 5th Street, Los Angeles, California 90071.

Corporate: U.S. Bank Tower, 633 West 5th Street, Los Angeles, California 90071
Office: (213) 407 - 4386 / Email: Legal@ASMMarketsGroup.com
http://www.AlternativeSecuritiesMarket.com

17. Changes to the Agreement

- We may change this Agreement from time to time, and when we do we will post the amended terms on our website at www.AlternativeSecuritiesMarket.com and notify you by email of the material changes. Amended terms will take effect immediately for new users, and 30 days after they are posted for existing users. This Agreement may not otherwise be amended except in writing signed by you and us.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

Alternative Securities Markets Group

Corporate: U.S. Bank Tower, 633 West 5th Street, Los Angeles, California 90071
Office: (213) 407 - 4386 / Email: Legal@ASMMarketsGroup.com
http://www.AlternativeSecuritiesMarket.com

Privacy Policy:

The website www.AlternativeSecuritiesMarket.com and the services available on it (collectively, we'll refer to these as the "Alternative Securities Markets Group Services") are provided to you by Alternative Securities Markets Group ("we" or "us"). As we provide you (or the organization for which you are representing) with the Alternative Securities Markets Group services, we collect some personal information. This privacy policy tells you how Alternative Securities Markets Group uses and works to protect your information.

By using Alternative Securities Markets Group's www.AlternativeSecuritiesMarket.com, you agree to the terms and conditions of the User Agreement, including Privacy Policy, and you consent to our privacy practices. This includes the use and disclosure of any personal information you have shared with us and its transfer and storage on our servers in the United States, as described below.

Collection:
When you register for the www.AlternativeSecuritiesMarket.com services and apply for an account, we may collect information about you, including:

- Information that you provide to us to set up a User Account for your and identify you on the Site, including Username, Password and secret questions and answers.
- Contact information, including first and last name, phone number, fax number, email address and mailing address.
- Payment information, including email address, bank account number and routing number.
- Profile information, including your investment preferences and other information you may provide us that allows us to customize your www.AlternativeSecuritiesMarket.com experience.
- Other information we are required by law to collect form you, or from our consumer reporting agencies, to process securities-related transactions, to assess the suitability of various investments, and to comply with tax laws and anti-money laundering laws. This includes Social Security Number, Date of Birth, Gender, Country of Citizenship, Liquid Assets, Net Worth, Education, Occupation, Employment Status, Employer Contact Information, Annual Income, Investment Objectives and Suitability Profile.

We may obtain information about you when you interact on www.AlternativeSecuritiesMarket.com, for example, your transaction history, information about your contacts with Customer Service, and your responses to promotions or special offers.

We may collect some information automatically from your computer while you browse our website, such as where you go on the site and what you do there. We collect our Internet Protocol (IP) address, computer and connection information, browser type and version, operating system, Internet Service Provider (ISP), time stamps, banner ads you click, the URLs you come from and go to next, and a cookie number.

We may also obtain information about you through other sources such as credit agencies, affiliates and business partners.

Corporate: U.S. Bank Tower, 633 West 5th Street, Los Angeles, California 90071
Office: (213) 407 - 4386 / Email: Legal@ASMMarketsGroup.com
http://www.AlternativeSecuritiesMarket.com

Use:
We use the information we collect to:

- Operate the www.AlternativeSecuritiesMarket.com site.
- Verify your identity and contact information.
- Provide your with information and services you request.
- Set up your trading account, issue an account number and a secure password, maintain your portfolio and trading activity, and contact you with account information.
- Customize your experience on the www.AlternativeSecuritiesMarket.com site.
- Communicate with you about your transactions, service updates and other administrative issues.
- Send you targeted marketing and promotional offers, based on your communications preferences.
- Measure and improve www.AlternativeSecuritiesMarket.com and its services.
- Resolve disputes, address complaints and troubleshoot technical problems.
- Analyze site and user behavior and prepare aggregated reports.
- Comply with applicable laws and regulations.

Sharing and Disclosure:
The cornerstone of this Privacy Policy is our commitment to keep your personal information confidential. Alternative Securities Markets Group does not sell, license, lease or otherwise disclose your personal information to any third party for purposes of marketing by the third party or for any reason, except as described below. To provide our products and services, we may disclose your information to the following parties:

Issuers: we may share your information with our participating issuers. They will use information only as necessary to complete your transactions and to include collected information needed to register you as a shareholder of the issuer and issue the shares that you have purchased.

Alternative Securities Markets Group Affiliates: We may share information with present or future affiliates, including our subsidiaries, joint ventures or other companies under common control, where it may be used to provide joint services or for such purposes as internal statistics, strategic decision-making, customer reviews, identifying customer trends, customer verification, fraud prevention and security. You may limit our affiliates from marketing their products or services to you based on personal information that we collect about you and share with them. This information may include your name, email address, mailing address, age, employment status, general account and demographic information and account history with us. To limit affiliate marketing offers, contact us by email at LEGAL@ASMMARKETSGROUP.COM to change your account preferences.

Service Providers: We may share information with service providers under contract who help with our business operations and internal functions, for example, verifying our users, processing accounts, order fulfillment, client service, client satisfaction surveys or other data collection activities relevant to our business, maintaining the www.AlternativeSecuritiesMarket.com site, and providing related services, such as electronic funds transfers and wires. Our service providers are required to protect personal information in a manner similar to the way we protect personal information and to only use it for the services they provide to us.

Legal and Other Disclosure: We may disclose information when permitted by law or under the good-faith belief that such disclosure is necessary under applicable law, to comply with legal process served on Alternative Securities Markets Group; to protect the property interests of Alternative Securities Markets

Group, www.AlternativeSecuritiesMarket.com, Alternative Securities Markets Group Agents and Alternative Securities Markets Group Employees; or to protect personal safety or the safety of the public.

Assets: As our business evolves, Alternative Securities Markets Group may sell, transfer or otherwise share some of its assets in connection with a merger, reorganization or sale of assets, or in the event of bankruptcy. In such an event, personal information may be one of the assets transferred.

If we propose to share information in a manner not covered in this Privacy Policy, we will notify you of this change by posting an addendum on our site, a notice in the "Announcement" Section of the Site, and if appropriate, provide you an opportunity to opt out of such use.

Email Communications:
Choice/Opt-Out. Because we do not share your personal information with non-affiliated parties for marketing purposes, there is no need for you to opt out of such uses. At any time, you have the ability to opt out of receiving marketing communications from Alternative Securities Markets Group or Alternative Securities Markets Group.com, but you may not opt out of administrative emails (for example, electronic delivery of financial information, or emails about your transactions or our policy changes) while you are a registered user of www.AlternativeSecuritiesMarket.com. In such cases, you can opt out by simply emailing LEGAL@ASMMARKETSGROUP.COM stating you would like to cancel your registration with www.AlternativeSecuritiesMarket.com.

Email Tools: If you send emails to a recipient through www.AlternativeSecuritiesMarket.com, they will receive your email and any personal message you include. We use the email address you provide to send your requested communication and for no other purpose. We may be required by law to retain these emails; they are NOT private communications. You may not use our email tools to send spam or content that violates the User Agreement.

Anti-Spam Policy: Alternative Securities Markets Group does not tolerate Spam. We do not send emails to anyone without permission, and we do not sell or rent email addresses to any unauthorized third party. This does not mean that we can prevent spam from happening on the Internet. If you believe that you have received an unsolicited email from us, please contact LEGAL@ASMMARKETSGROUP.COM and we will immediately investigate.

Cookies and Web Beacons:
Alternative Securities Markets Group, www.AlternativeSecuritiesMarket.com, Alternative Securities Markets Group Service Providers, and other members of our corporate family who provide use with joint services, will sometimes place anonymous cookies or web beacons on your computer when you visit www.AlternativeSecuritiesMarket.com. We use these cookies and web beacons to recognize returning users, provide relevant content, measure traffic and activity on the site, monitor and improve our services and protect against fraud. You can block cookies by changing the settings on your browser (consult your browser help menu to find out how), but doing so may prevent us from delivering certain services to you. Your browser must be set to accept cookies in order to access www.AlternativeSecuritiesMarket.com as a registered user.

Accessing, Reviewing and Changing Your Personal Information:
We urge you to review your information regularly to ensure that it is correct and complete. As a registered user, you can review and change your personal information by accessing your account and Profile Page. You may not be able to change some account information online. If you are unable to make the desired

Corporate: U.S. Bank Tower, 633 West 5th Street, Los Angeles, California 90071
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changes, you can contact us at LEGAL@ASMMARKETSGROUP.COM for further assistance. Although we will require you to revalidate your personal information periodically, you should promptly update your personal information if it changes or becomes inaccurate.

You can request that we close your www.AlternativeSecuritiesMarket.com account by emailing us at LEGAL@ASMMARKETSGROUP.COM. After we close your account, we may retain some information to comply with law, prevent fraud, assist with investigators, resolve disputes, analyze or troubleshoot programs, enforce our User Agreement and take actions otherwise permitted by law. If your account or membership is terminated or suspended, we may retain some information to prevent re-registration.

Security:
We view protection of your privacy as a very important principle. We store and process your information on computers located in the United States that are protected by physical as well as technological security devices. We have implemented physical, electronic and procedural safeguards that are designed to protect the security of your information in compliance with applicable United States Federal and State Regulations. These include advanced firewall and password protection for our databases, physical access controls to our buildings and files, and restricted access to your personal information to employees that need to know that information to operate, develop or improve our services.

We have invested in leading-edge security software, systems and procedures to offer you a safe and secure investing platform and protect your personal, financial and investment information. While no security system is absolutely impenetrable, we will continually monitor the effectiveness of our security system and refine and upgrade our security technology as new tools become available.

Links to Other Sites:
www.AlternativeSecuritiesMarket.com may contain links to other websites. We are not responsible for the privacy practices or the content of these sites. If you have concerns about how another website collect and uses information about you, make sure to read that site's own Privacy Policy.

General:
We may change this policy from time to time, and we will post the amended terms on www.AlternativeSecuritiesMarket.com and notify you by email of the changes. Amended terms will take effect immediately for new users, and 30 days after they are posted for existing users. You should review this Privacy Policy periodically to remain informed of any changes. You agree to accept posting of a revised Privacy Policy electronically on www.AlternativeSecuritiesMarket.com as an actual notice to you.

Alternative Securities Markets Group

Corporate: U.S. Bank Tower, 633 West 5th Street, Los Angeles, California 90071
Office: (213) 407 - 4386 / Email: Legal@ASMMarketsGroup.com
http://www.AlternativeSecuritiesMarket.com

INVESTOR REGISTRATION AGREEMENT:

This Investor Registration Agreement ("Agreement") is made and entered into between you and Alternative Securities Markets Group ("we" or "us"). This Agreement will govern all transactions whereby you subscribe for and purchase equity or debt securities ("Shares"), from time to time, through the facilities of the Alternative Securities Markets Group website www.AlternativeSecuritiesMarket.com. Before you complete this Agreement, you must read and accept all terms and conditions in, and linked to, this Agreement, including the Alternative Securities Markets Group User Agreement governing use of the Alternative Securities Markets Group website www.AlternativeSecuritiesMarket.com and the Alternative Securities Markets Group Privacy Policy. Before you can invest, you must also properly complete the Investor Questionnaire.

1. **Offering of Shares:** Shares will be offered and sold through the Alternative Securities Markets Group website www.AlternativeSecuritiesMarket.com pursuant to individual private offerings ("Offerings") by the respective issuers of such Shares, with each such Offering being made pursuant to the terms, conditions and disclosures (including risk factor disclosures) set forth in the Prospectus for that particular Offering (the "Offering Terms"). The Offering Terms for each Offering for which you subscribe to purchase Shares shall be incorporated herein by this reference, and those Offering Terms shall be binding on you the same as if they were set forth in full in this Agreement. You agree to read carefully and make sure that you understand and agree with the Offering Terms for any Offering before investing. You acknowledge that each Offering involves a high degree of risk, and that by choosing to subscribe for Shares in any Offering you thereby acknowledge that you are prepared and able to bear the risk of loss of the entire purchase price for any Shares you purchase.

- **Resale Restrictions and Limitations:** You acknowledge that *some* Securities Offered on www.AlternativeSecuritiesMarket.com may not have filed a registration statement, and my not file a registration statement, with the United States Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities ACT"), with respect to any Offering of Shares, and that Shares issued may be "restricted securities" as defined in Rule 144(a)(3) of the Securities Act and will therefore be subject to restrictions on resales. A legend describing those restrictions will be placed on the certificate representing the Shares, and the issuer of the Shares may give stop transfer instructions to the transfer agent for the Shares. Any Shares that you purchase in a "Restricted Offering" may not be resold without registration or an exemption from registration under applicable federal and state securities laws. You will ordinarily be required to wait at least one year before an exemption may become available for you to resell Shares. Any resale of Shares and any removal of a restrictive legend from, or stop transfer instructions relating to, Shares is subject to the approval of the issuer of the Shares and its legal counsel. Alternative Securities Markets Group shall have no responsibility or liability in relation to the issuer's use and removal of legends and stop transfer instructions. These types of securities will be clearly defined at www.AlternativeSecuritiesMarket.com

2. **Investor Registration:** By entering into this agreement, you are registering as a prospective investor in order to become eligible to subscribe for Shares of various issuers in Offerings offered for sale online through the Alternative Securities Markets Group website www.AlternativeSecuritiesMarket.com 's bidding platform (the "Platform"). You agree to comply with the terms of this Agreement, the terms of the User Agreement, and the policies posted on the Alternative Securities Markets Group website www.AlternativeSecuritiesMarket.com, as amended from time to time by Alternative Securities Markets Group in its sole discretion.

You are required tom complete and submit an Investor Questionnaire, which includes information that will allow us to determine whether investments in Shares are suitable to your situation, based on Alternative Securities Markets Group's internal suitability guidelines for investment and any suitability standards posted on the www.AlternativeSecuritiesMarket.com 's website. We will ask you to update this information at least annually. You are required to provide personal information in the Investor Questionnaire, which will handle in accordance with the Alternative Securities Markets Group's Privacy Policy.

When registering as a prospective investor, you will be required to provide certain information that will be used by the issuer and transfer agent of any Shares that you purchase, including such things as your name and address to be entered on the registry of the transfer agent for such Shares and the address to which you would like to certificate representing such Shares to be delivered.

By registering as a prospective investor, you are providing "written instructions" to Alternative Securities Markets Group under the Fair Credit Reporting Act authorizing Alternative Securities Markets Group to obtain information from your personal credit profile or other information from Experian or a similar credit reporting company. By so doing, you authorize Alternative Securities Markets Group to obtain such information solely to confirm your residence and to confirm your identity to avoid fraudulent transactions in your name.

3. **Password Access to www.AlternativeSecuritiesMarket.com**: After you have completed your registration and Investor Questionnaire and we have completed our suitability review, we will determine based on our internal guidelines whether you qualify to receive password access to the platform. If so, we will notify you that your registration has been accepted, and we will provide you with a password allowing you access to the platform. You will then be permitted to invest in any Offerings in which you are qualified to invest, provide that such Offerings are first listed on the platform after the activation of your registration. We may notify you via email about any new Offering that becomes available on the platform, although we are not required to do so.

4. **Bidding to Purchase Shares; Escrow Account; Closing:** After you have received your password giving you access to the platform, you will be permitted to post bids for Shares pursuant to the Offering Terms for any Offering listed on the platform in which you have been pre-qualified to participate. The terms of any Offering may provide for a fixed investment amount or minimum and maximum amounts that apply to all subscribers in any particular offering. Prospective investors "bid" (i.e., "subscribe for") the amount they are willing to commit to the purchase of Shares in the Offering. We reserve the right to determine which bids of prospective investors will be accepted and in what amounts (in full or in part).

Before placing a bid for Shares in any Offering, you should carefully review all the information in the Prospectus for that Offering. You may ask questions of the issuer and receive answers regarding the terms and conditions of the Offering by submitting the questions via email to us at LEGAL@ASMMARKETSGROUP.COM. IF AN OFFERING IS BEING MADE IN RELIANCE ON RULE 506 OF REGULATION D OF THE SECURITIES ACT and the Offering allows purchasers to participate who are not "accredited investors", as defined in Rule 501(a) of Regulation D, you may also request any additional information from the issuer that the issuer of such Shares possesses or can acquire without unreasonable effort or expense which is necessary to verify the accuracy of information furnished by the issuer in the Prospectus. You may request such information by sending an email to LEGAL@ASMMARKETSGROUP.COM. By placing a bid for Shares in any Offering, you represent and warrant that you have availed yourself fully of the

Corporate: U.S. Bank Tower, 633 West 5th Street, Los Angeles, California 90071
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foregoing answers and information prior to placing the bid, and you are satisfied with the information and answers that you have received.

Alternative Securities Markets Group may close an Offering only after enough bids have been received for the Offering to be fully subscribed. An Offering is fully subscribed if at least the minimum offering amount (the "Minimum Amount") referenced in the Prospectus for the Offering has been received in the Escrow Account.

5. **Delivery of Share Certificates:** When your bid to purchase Shares in any Offering is accepted, a certificate representing the Shares purchased will be delivered to you, in accordance with the delivery instructions you have provided upon receipt of cleared investment funds from you.

6. **Covenants:** Alternative Securities Markets Group covenants and promises that, at the time of each Offering of Shares on the Alternative Securities Markets Group websites at www.AlternativeSecuritiesMarket.com, Alternative Securities Markets Group will comply in all material respects with International, Federal and State Laws as they apply to Regulation A, Regulation S, Regulation D, California Intra-State Securities Offering (Rule 1001), Rule 144 Offerings and EB5 Securities Offerings in connection with these Offerings.

7. **Remedies for Breach of Covenants:** In the event of a breach by Alternative Securities Markets Group of the foregoing covenants that materially and adversely affects your investment in Shares sold to you under this Agreement, Alternative Securities Markets Group shall either:

    a. Cure the breach, if the breach is susceptible to cure;
    b. Repurchase the Shares from you if an exemption that authorizes the sale of your shares; or
    c. Indemnify and hold you harmless against all losses, damages, legal fees, costs and judgments resulting directly from any claim, demand or defense arising as a result of the breach ("Losses").

The decision whether a breach is susceptible to cure, or whether Alternative Securities Markets Group shall repurchase Shares from you or indemnify you against Losses, shall be in Alternative Securities Markets Group's sole discretion. Upon discovery by Alternative Securities Markets Group of any such breach of the foregoing covenants requiring cure or repurchase of Shares, Alternative Securities Markets Group shall give you notice of the breach, and of Alternative Securities Markets Group's election to cure the breach or repurchase the Shares, not later than ninety (90) days after our discovery of the breach. In the event Alternative Securities Markets Group repurchases Shares, Alternative Securities Markets Group will pay you the full amount that you paid for such Shares. Upon any such repurchase, you agree to transfer and assign to Alternative Securities Markets Group the certificates representing the Shares, and you authorize and agree that Alternative Securities Markets Group may execute any endorsements or assignments necessary to effectuate the transfer and assignment of the Shares to Alternative Securities Markets Group. Alternative Securities Markets Group's obligation to cure a breach, repurchase Shares, or indemnify you for a breach of the foregoing covenants pursuant to this Section is your sole remedy with respect to a breach of Alternative Securities Markets Group's covenants set forth in Section 7 above.

8. **No Advisory Relationship:** You acknowledge and agree that.

    a. The offer, sale and purchase of any Shares pursuant to this Agreement is an arm's-length transaction between you and Alternative Securities Markets Group.

Corporate: U.S. Bank Tower, 633 West 5th Street, Los Angeles, California 90071
Office: (213) 407 - 4386 / Email: Legal@ASMMarketsGroup.com
http://www.AlternativeSecuritiesMarket.com

b. In connection with the offer, sale and purchase of such Shares, Alternative Securities Markets Group is not acting as your agent or fiduciary.
c. Alternative Securities Markets Group assumes no advisory or fiduciary responsibility in your favor in connection with the offer, sale and purchase of such Shares;
d. Alternative Securities Markets Group has not provided you with any legal, accounting, regulatory or tax advice with respect to such Shares; and
e. You have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed it appropriate.

9. Alternative Securities Markets Group's Right to Verify Information and Terminate Offerings:

Alternative Securities Markets Group reserves the right to verify the accuracy and completeness of all information provided by prospective investors and issuers in connection with Offerings. Alternative Securities Markets Group also reserves the right to determine in its reasonable discretion whether a registered user is using, or has used, the Alternative Securities Markets Group website illegally or in violation of any order, writ, injunction or decree of any court or governmental instrumentality, for the purposes of fraud or deception, or otherwise in a manner inconsistent with the terms and conditions of this Agreement or inconsistent with any registration agreement between Alternative Securities Markets Group and the user. Alternative Securities Markets Group may conduct its review at any time before, during or after the posting of a bid or before or after the closing of an Offering. You agree to respond promptly to Alternative Securities Markets Group's requests for information in connection with your registration and accounts with Alternative Securities Markets Group and your bids to subscribe for Shares in any Offering.

At any time prior to the closing of an Offering, Alternative Securities Markets Group, in its sole discretion, delay the closing in order to enable Alternative Securities Markets Group to conduct a pre-closing review to verify the accuracy of information provided by the issuer and prospective investors and to determine whether there are any irregularities with respect to the Offering or the bids for Shares in the Offering. Alternative Securities Markets Group may cancel or proceed with the closing, depending on the results of its pre-closing review. If the Offering is canceled, the Prospetus for the Offering will be removed from the Alternative Securities Markets Group Website www.AlternativeSecuritiesMarket.com, all bids for Shares will be canceled, and all funds from the bidders which are held in the Escrow Account will be refunded to the bidders.

10. No Guarantee of Investment or Assurance of any Return on Investment

ALTERNATIVE SECURITIES MARKETS GROUP DOES NOT WARRANT OR GUARANTEE ANY RETURN ON YOUR INVESTMENT IN ANY SHARES THAT YOU PURCHASE IN OFFERINGS ON THE ALTERNATIVE SECURITIES MARKETS GROUP WEBSITE AT WWW.ALTERNATIVESECURITIESMARKET.COM. ALTERNATIVE SECURITIES MARKETS GROUP DOES NOT WARRANT OR GUARANTEE THAT YOU WILL EVER BE ABLE TO RESELL SUCH SHARES, THAT YOU WILL BE ABLE TO RECOUP ALL OR ANY PART OF THE PURCHASE PRICE FOR SUCH SHARES, OR THAT YOU WILL EVER MAKE A PROFIT ON SUCH SHARES.

11. **Restrictions on Use:** Except as provided in Section 14 below, you are not authorized or permitted to use the Alternative Securities Markets Group's website at www.AlternativeSecuritiesMarket.com to bid for or purchase Shares for someone other than yourself. You must be an owner of the Deposit Account you designate for electronic transfers of funds, with authority to direct that funds be transferred to or from the account. Alternative

Corporate: U.S. Bank Tower, 633 West 5th Street, Los Angeles, California 90071
Office: (213) 407 - 4386 / Email: Legal@ASMMarketsGroup.com
http://www.AlternativeSecuritiesMarket.com

Securities Markets Group may in its sole discretion, with or without cause and with or without notice, restrict your access to the Alternative Securities Markets Group website at www.AlternativeSecuritiesMarket.com.

12. **Suitability Representations and Warranties:** By placing a bid to subscribe for Shares in any Offering, you represent and warrant that you satisfy all applicable suitability requirements and other requirements to invest that are described in the Prospectus for that Offering or on www.AlternativeSecuritiesMarket.com. You also agree to provide any additional documentation reasonably requested by us to confirm that you meet applicable suitability standards, including minimum financial suitability standards that may be required by the Securities Administrators of certain states.

13. **Other Representations and Warranties:** You warrant and represent to Alternative Securities Markets Group, as of the date of this Agreement and as of any date that you commit to purchase Shares by placing a bid for Shares, that:

    a. You have the legal competence and capacity to execute and perform this Agreement and that you have duly authorized, executed and delivered this Agreement;
    b. In connection with this Agreement you have complied in all material respects with applicable federal, state and local laws; and
    c. If you are entering into this Agreement on behalf of a corporation, partnership, limited liability company, trust, or other entity ("institution"), you warrant and represent that (i) you have all necessary power and authority to execute and perform this Agreement on such institution's behalf; (ii) the execution and performance of this Agreement will not violate any provision in the institution's certificate of organization, by-laws, indenture or trust, partnership agreement, or other constituent agreement or instrument governing the formation or administration of your institution; and (iii) the execution and performance of this Agreement will not constitute or result in a breach or default under, or conflict with, any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking to which the institution is a party or by which it is bound.

14. **Alternative Securities Markets Group's Representations and Warranties:** Alternative Securities Markets Group represents and warrants to you, as of the date of this Agreement and as of any date you commit to purchase Shares, that:

    a. It is duly organized and is validly existing as a corporation in good standing under the laws of California and has corporate power to enter into and perform its obligations under this Agreement; and
    b. This Agreement has been duly authorized, executed and delivered by Alternative Securities Markets Group and constitutes a valid and binding agreement of Alternative Securities Markets Group, enforceable against Alternative Securities Markets Group in accordance with its terms, except as the enforcement thereof may be limited by applicable bankruptcy, insolvency or similar laws.

15. **Prohibited Activities:** You agree that you will not do the following in connection with any Offering, any bid to subscribe for Shares in and Offering, or any other transaction involving or potentially involving Alternative Securities Markets Group or any issuer of Shares on the Alternative Securities Markets Group website at www.AlternativeSecuritiesMarket.com

- Represent yourself to any person, as a director, officer or employee of Alternative Securities Markets Group or of an issuer of Shares on the Alternative Securities Markets Group website at www.AlternativeSecuritiesMarket.com unless you are such director, officer or employee;
- Propose or agree to accept any fee, bonus, kickback or other thing of value of any kind in exchange for your agreement to bid for or recommend that anyone else bid for Shares in any Offering on www.AlternativeSecuritiesMarket.com;
- Engage in any activities that require a license as a broker or dealer in connection with any Offering of Shares on www.AlternativeSecuritiesMarket.com;
- Violate any International, Federal, State or Local Laws, including, but not limited to, U.S. Federal and State Securities Laws, in connection with any transaction in the securities of an issuer that has made or is making an Offering of its Shares on www.AlternativeSecuritiesMarket.com.

16. **Termination of Registration:** Alternative Securities Markets Group, may in its sole discretion, with or without cause, terminate this Agreement by giving you notice as provided below. In addition, upon our reasonable determination that you have violated the provisions of section 16, have made a material misrepresentation in connection with this Agreement or your Investor Questionnaire, or have otherwise failed to abide by the terms of this Agreement, Alternative Securities Markets Group may, in its sole discretion, immediately and without notice, take one or more of the following actions:

    - Terminate or suspend your right to bid for Shares or otherwise participate in Alternative Securities Markets Group's website www.AlternativeSecuritiesMarket.com
    - Terminate this Agreement and your registration with Alternative Securities Markets Group's website www.AlternativeSecuritiesMarket.com

    Upon termination of this Agreement and your registration with Alternative Securities Markets Group's website www.AlternativeSecuritiesMarket.com, any bids you have placed on www.AlternativeSecuritiesMarket.com shall terminate and will be removed from the site immediately, but your right under the Agreement to any Shares purchased prior to the effective date of the termination shall not be affected by the termination.

17. **Indemnification:** In addition to your indemnification obligations set forth in the Alternative Securities Markets Group User Agreement for www.AlternativeSecuritiesMarket.com, you agree to indemnify, defend, protect and hold harmless Alternative Securities Markets Group and its Officers, Directors, Stockholders, Employees and Agents against all claims, liabilities, actions, costs, damages, losses, demands and expenses of every kind, known or unknown, contingent or otherwise (i) resulting from any material breach of any obligation you undertake in this Agreement, including but not limited to your obligation to comply with any applicable laws; or (ii) resulting from your acts, omissions and representations (and those of your employees, agents or representatives) relating to Alternative Securities Markets Group and www.AlternativeSecuritiesMarket.com. You obligation to indemnify Alternative Securities Markets Group shall survive termination of this Agreement, regardless of the reason for termination.

18. **Alternative Securities Markets Group's Right to Modify Terms:** We may change this Agreement from time to time, and when we do we will post the amended terms on www.AlternativeSecuritiesMarket.com and notify you by email of material changes. Amended terms will take effect immediately for new registrants and 30 days after they are posted for existing registrants. This Agreement may not otherwise be amended except in a writing signed by you and us.

Corporate: U.S. Bank Tower, 633 West 5th Street, Los Angeles, California 90071
Office: (213) 407 - 4386 / Email: Legal@ASMMarketsGroup.com
http://www.AlternativeSecuritiesMarket.com

You authorize Alternative Securities Markets Group to correct obvious clerical errors appearing in information you provide to Alternative Securities Markets Group, without notice to you, although Alternative Securities Markets Group expressly undertakes no obligation to identify or correct such errors.

This Agreement, along with the Alternative Securities Markets Group User Agreement for www.AlternativeSecuritiesMarket.com, represents the entire agreement between you and Alternative Securities Markets Group regarding your participating as a prospective investor on www.AlternativeSecuritiesMarket.com, and supersedes all prior or contemporaneous communications, promises and proposals, whether oral, written or electronic, between you and Alternative Securities Markets Group with respect to your involvement as a prospective investor on www.AlternativeSecuritiesMarket.com.

19. **Notices:** All notices and other communications hereunder shall be given by email to your registered email address or will be posted on www.AlternativeSecuritiesMarket.com, and shall be deemed to have been duly given and effective upon transmission or posting. All notices, required disclosures and other communications to you will be transmitted to you by email to your registered email address. You can contact us by sending an email to LEGAL@ASMMARKETSGROUP.COM. You also agree to notify us if your registered email address is changed by sending an email to LEGAL@ASMMARKETSGROUP.COM

20. **Non-Disclosure Agreement:** By entering into this Agreement, you agree not to disclose, except on a confidential basis to your legal and financial advisors exclusively for the purposes of rendering professional advice to you, any information which you receive or have received from Alternative Securities Markets Group or on www.AlternativeSecuritiesMarket.com that relates to any Offering of Shares posted on www.AlternativeSecuritiesMarket.com or relates to the business of any issuer of such Shares, including, for example, information presented in a Prospectus for an Offering of Shares on www.AlternativeSecuritiesMarket.com ("Confidential Information"). You shall hold and maintain the Confidential Information in strictest confidence for the sole and exclusive benefit of the issuer that provided such Confidential Information. You shall not, without such issuer's prior written approval, use for your own benefit, publish, copy, or otherwise disclose to others, or permit the use by others for their benefit or to the detriment of the issuer, any confidential Information.

    The term "Confidential Information" shall exclude any information that, at any given time:

    a) Has been publicly disclosed by the issuer or by any third party through no fault of your own;
    b) You have received by some legitimate means other than from Alternative Securities Markets Group or its representatives or from the issuer or its representatives; or
    c) The issuer has authorized you in writing to disclose

21. **No Warranties:** EXCEPT FOR THE REPRESENTATIONS CONTAINED IN THIS AGREEMENT, NO PARTY TO THIS AGREEMENT MAKES ANY REPRESENTATIONS OR WARRANTY TO ANOTHER PARTY TO THIS AGREEMENT, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

22. **Limitation of Liability:** IN NO EVENT SHALL ONE PARTY BE LIABLE TO ANOTHER PARTY FOR ANY LOST PROFITS OR SPECIAL, EXEMPLARY, CONSEQUENTIAL OR PUNITIVE DAMAGES, EVEN IF INFORMED OF THE POSSIBILITY OF SUCH DAMAGES. FURTHERMORE, NO PARTY MAKES ANY REPRESENTATION OR WARRANTY TO

ANOTHER PARTY REGARDING THE EFFECT THAT THE AGREEMENT MAY HAVE UPON ANY INTERNATIONAL, FEDERAL, STATE, LOCAL OR OTHER TAX LIABILITY FOR THE OTHER.

23. **Miscellaneous:** The parties acknowledge that there are not third party beneficiaries to this Agreement. You may not assign, transfer, sublicense or otherwise delegate your rights under this Agreement to another person without Alternative Securities Markets Group's prior written consent. Any such assignment, transfer, sublicense or delegation in violation of this Section shall be null and void. This Agreement shall be governed in all respects by the laws of the State of California, without regard to conflict of law provisions. Except as otherwise provided in this Agreement, you agree that any claim or dispute you have against Alternative Securities Markets Group must be resolved by arbitration in the State of California. Any waiver of a breach of any provision of this Agreement will not be a waiver of any other subsequent breach. Failure or delay by either party to enforce any term or condition of this Agreement will not constitute a waiver of such term or condition. If any part of this Agreement is a valid enforceable provision that most closely matches the intent of the original provision, and the remainder of the Agreement shall continue in effect. The parties agree to execute and deliver such further documents and information as may be reasonably required in order to effectuate the purposes of this Agreement.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

Alternative Securities Markets Group

Corporate: U.S. Bank Tower, 633 West 5th Street, Los Angeles, California 90071
Office: (213) 407 - 4386 / Email: Legal@ASMMarketsGroup.com
http://www.AlternativeSecuritiesMarket.com

Statement of Understanding for Securities Offered to Investors on www.AlternativeSecuritiesMarket.com

Regulation A (Current): Regulation A is an exemption for ***PUBLIC OFFERINGS*** not exceeding $5 Million USD in any 12-month period. Companies choosing to rely on this exemption must file an offering statement with the U.S. Securities & Exchange Commission on Form 1-A, consisting of a notification, offering circular and exhibits. The SEC staff reviews this offering statement.

Regulation A Offerings share many characteristics with registered offerings. For example, purchasers ("*Investors*") must be provided with an offering circular similar to a prospectus. Just as in registered offerings, the securities can be offered PUBLICLY, using general solicitation and advertising, and purchasers DO NOT RECEIVE '*RESTRICTED SECURITIES*', as explained at www.AlternativeSecuritiesMarket.com. The Principle difference between Regulation A Offerings and Registered Public Offerings are:

1) Financial Statements for a Regulation A Offerings are simpler and do not need to be audited unless audited financial statements are otherwise available.

2) Regulation A issuers do not incur either Exchange Act Reporting obligations after the offering or Sarbanes-Oxley Obligations applicable only to SEC reporting companies, unless the company '*meets the thresholds that trigger Exchange ACT Registration*".

3) Companies may choose among three formats to prepare the Regulation A Offering Circular, one of which is a simplified question-and-answer document; and

4) Companies may "*test the waters*" to determine market interest in their securities before going through the expense of filing with the SEC.

SEC reporting companies are not eligible to use Regulation A. All other types of companies may use Regulation A, except developmental stage companies without a specified business (for example, "*Blank Check Companies*") and investment companies registered or required to be registered under the Investment Company act of 1940. In most cases, shareholders may use Regulation A to resell up to $1.5 Million USD of Securities.

The "*test the waters*" provision of a Regulation A allows companies to publish or deliver a written document to prospective purchasers or make scripted radio or television broadcasts to determine whether there is an interest in their contemplated securities offering before filing an offering statement with the SEC. This gives companies the opportunity of being able to determine whether enough market interest in their securities exists before they incur the full range of legal, accounting and other costs associated with filing an offering statement with the SEC. Companies may NOT, however, solicit or accept money for securities offered under Regulation A until the SEC completes its review of the filed offering statement and the Company delivers offering materials to Investors.

NOTE ABOUT REGULATION A: The JOBS Act requires the SEC to develop rules for a new exemption to the existing Regulation A, which will permit offerings up to $50 Million USD a year without SEC Registration.

Alternative Securities Markets Group

Corporate: U.S. Bank Tower, 633 West 5th Street, Los Angeles, California 90071
Office: (213) 407 - 4386 / Email: Legal@ASMMarketsGroup.com
http://www.AlternativeSecuritiesMarket.com

Proposed Changes to Regulation A pursuant to the Passage of the JOBS Act in 2012. These changes are expected to be enacted during the first half of 2014.

The SEC's proposed rules will update and expand the Regulation A exemption by creating the following Two Tiers of Regulation A Offerings:

- **TIER ONE:** Tier One would consist of those offerings already covered by Regulation A – namely securities of up to $5 Million USD in a twelve month period, including up to $1.5 Million USD for the account of selling security-holders.
- **TIER TWO:** Tier Two would consist of securities offerings of up to $50 Million USD in a twelve month period, including up to $15 Million USD for the account of selling security-holders.

For offerings up to $5 Million USD, the Company could elect whether to proceed under Tier 1 or Tier 2.

Basic Requirements:

Under Tier 1 and Tier 2, companies would be subject to basic requirements, including ones addressing issuer eligibility and disclosures that are drawn from the existing provisions of Regulation A. The proposed rules would update Regulation A to among the other things.

1. Permit companies to submit draft offering statements for nonpublic SEC review prior to filing
2. Permit the use of "testing the waters" solicitation materials both before and after filing of the Offering Statement
3. Modernize the qualification, communication and offering process in Regulation A to reflect analogous provisions of the Securities Act registration process, including electronic filing of offering materials.

Additional Tier 2 Requirements:

In addition to the three basic requirements, companies conducting Tier 2 Offerings would be subject to the following requirements.

1. Investors would be limited to purchasing no more than 10% of the greater of the investor's annual income or net worth.
2. The Financial Statements included in the Offering Circular would be required to be audited.
3. The Company would be required to file annual and semi-annual ongoing reports and current event updates that are similar to the requirements for public reporting companies.

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http://www.AlternativeSecuritiesMarket.com

Eligibility:

Regulation A would be available to companies organized in and with their principal business in the United States or Canada, as is currently the case under Regulation A.

The Exemption would not be available to companies that:

- Are already SEC reporting companies and certain investment companies
- Have no specific business plan or purpose or have indicated their business plan is to engaged in a merger or acquisition with an unidentified company.
- Are seeking to offer and sell asset-backed securities or fractional undivided interests in oil, gas or other mineral rights.
- Have not filed the ongoing reports required by the proposed rules during the preceding two years.
- Are or have been subject to a Commission order revoking the company's registration under the Exchange Act during the preceding five years.
- Are disqualified under the proposed 'bad actor' disqualification rules.

Preemption of Blue Sky Law:

Under current Regulation A, offerings are currently subject to registration and qualification requirements in the States where the offering is conducted unless a State-level exemption is available. This has been identified by the GAO and market participants as a central factor for the limited use of current Regulation A.

In view of the range of investors protections provided under the proposal, state securities law requirements would be preempted for Tier 2 offerings. The proposal also explores alternative approaches to addressing this matter, including the coordinated review program proposed by the North American Securities Administrators Association.

Current Status:

The Commission has recently completed a sixty day public comment period on the proposed rules. The Commission is currently reviewing the comments and determining whether to adopt the proposed rules as illustrated above. Enactment is expected during the first half of 2014.

Companies cannot use this new exemption until the SEC adopts final rules.

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Office: (213) 407 - 4386 / Email: Legal@ASMMarketsGroup.com
http://www.AlternativeSecuritiesMarket.com

OTHER SECURITIES THAT MAY BE OFFERED:

California Intra-State Exempt Securities ("CA1001"): Section 3(a) (11) of the Securities Act exempts from registration any offering made solely to persons residing in a single State or Territory, where the issuer is incorporated and doing business in the same state. The rationale is that a wholly Intra-State transaction is adequately policed by the Laws of the State, hence there is no need for an additional layer of Federal Law.

Under Rule 147, an issuer does business in the State (1) at least 80% of its gross revenues (*including subsidiaries*) is derived from operations or assets in-state; (2) atleast 80% of its assets (*including subsidiaries*) is located in-state; (3) atleast 80% of the offering's net proceeds is used in-state; and (4) its principal office is in-state. During the offering period and for nine months from the last sale by the issuer, purchasers may only resell their stock to other persons living in-state.

Companies listed on www.AlternativeSecuritiesMarket.com use CA1001 in combination with California Section 25102(n)

California 25102(n) is limited to issuers that are California Companies (*with some minor exemptions*). Investors must be "*qualified purchasers*". This means, generally, accredited investors and natural persons with a net worth specified in the statute.

Issuers relying on 25102(n) may ***PUBLICLY*** disseminate a limited written announcement of the offering. Potential investors may then respond to the announcement by contacting the issuer. The issuer may not telephone a prospective investor until it has determined that the investor is a qualified purchaser. Issuers must provide disclosure documents to the non-accredited investors at least five days prior to sale.

Regulation S: Regulation S ("*Reg S*") is an exemption designed by the U.S. Securities & Exchange Commission for Companies seeking to raise capital from investors located OUTSIDE of the United States. A Regulation S Offering under the Securities Act of 1933, as amended (the "*Securities Act*") is a safe harbor rule that defines when an offering of Securities would be considered an "offshore transaction" so as not to be subject to the registration obligations imposed under Section 5 of the Securities Act.

A Regulation S Offering (Foreign Direct Public Offering) only exempts the issuer from the registration requirements. It does not exempt the issuer from anti-fraud provisions.
There are two main requirements in using a Regulation S Offering. The first is the offer and the sale of the securities must be in legitimate offshore transactions. Under a Regulation S Offering, the Company may not offer or sell any securities to a U.S. Citizen or Resident even if that person purchases the securities abroad. Also, the sale must not be done for the purpose of secretly selling the Securities to a U.S. Investor. The second requirement under Regulation S is that there cannot be any directed selling efforts in the United States. Generally, this means a company cannot advertise the Offering in a publication where the circulation crosses over to the United States.

A Regulation S Offering provides two exemptions from safe harbors from U.S. Securities Registrations: an exemption for the initial sale and another exemption for the resale of securities after they are held for a period of time, normally one year.

An important advantage to Companies utilizing Regulation S is that they are able to advertise in the foreign markets in newspapers and other publications. Under Regulation S the Company is allowed to hold seminars, road shows and engage in other general solicitation outside of the United States.

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Office: (213) 407 - 4386 / Email: Legal@ASMMarketsGroup.com
http://www.AlternativeSecuritiesMarket.com

Also, Foreign Direct Public Offerings (Regulation S) are not integrated with Section 5 Public Offerings or Regulation D Private Placements. Regulation D documents contain rules which apply to transactions in the United States. Regulation S Offering Documents contain rules which apply to foreign transactions only. Therefore, a Company can conduct simultaneous Private Placement Stock Offerings and Foreign Direct Public Offerings without jeopardizing either exemption. Also, Regulation S Investors are treated the same way as accredited investors for the purpose of determining compliance with the 35 non-accredited investor limitation outlined in the Regulation D Private Placement.

Regulation D / Rule 504: Rule 504, sometimes referred to as the "*Seed Capital Exemption*", provides an exemption for the offer and sale of up to $1 Million USD of Securities in a 12-month period. A Company may use this exemption so long as it is not a Blank Check Company and it is not subject to Exchange Reporting Requirements. In general, a Company may not use general solicitation or advertising to market the securities, and purchasers generally receive "*restricted securities*". Purchasers of restricted securities may not sell them without SEC Registration or using another exemption, which is further explained on the "*Resale of Restricted Securities*" page at www.AlternativeSecuritiesMarket.com . Investors should be informed that they may not be able to sell securities of non-reporting companies for atleast a year without the issuer registering the transaction with the SEC.

A Company may, however, use the Rule 504 Exemption for a Public Offering of its Securities with general solicitation and advertising, and investors will receive "*non-restricted securities*", under the following circumstances:

- The Company sells in accordance with a State Law that requires the public filing and delivery to investors a substantive disclosure document, or
- The Company sells in accordance with a State Law that requires registration and disclosure document delivery and also sells in a State without those requirements, so long as the Company delivers to all purchasers the disclosure documents mandated by a State in which it is registered; or
- It sells exclusively accordingly to State Law Exemptions that permit general solicitation and advertising, so long as sales are made only to "*accredited investors*".

Even if a Company makes a private sale of its Securities, and not specific disclosure delivery requirements are required, a Company should take care to provide sufficient information to investors to avoid violating the anti-fraud provisions of the securities laws. This means that any information a Company provides to Investors must be free from false and misleading statements. Similarly, a Company should not exclude any information if the omission makes what is provided to investors false or misleading.

Regulation D / Rule 505: Rule 505 provides an exemption for offers and sales of Securities totaling up to $5 Million USD in any 12-month period. Under this exemption, a Company may sell to an unlimited number of "accredited investors" and up to 35 persons that are not accredited investors. Purchasers must buy for investment purposes only, and not for the purpose of reselling the securities. The issued securities are 'restricted securities', meaning purchasers may not resell them without registration on an applicable exemption, as explained on the 'Resales of Restricted Securities' page. If a Company is not a SEC Reporting Company, Investors should be informed that they may not be able to sell securities for atleast one year without the Company registering the transaction with the SEC. A Company may not use general solicitation or advertising to sell the Securities.

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Office: (213) 407 - 4386 / Email: Legal@ASMMarketsGroup.com
http://www.AlternativeSecuritiesMarket.com

Under Rule 505, if the Company's Offering involves any purchasers that are not accredited investors, the Company must give these purchasers disclosure documents that generally contain the same information as those included in a registration statement for a registered offering. There are also financial statement requirements that apply to Rule 505 Offerings involving purchasers that are not accredited investors. For instance, if financial statements are required, they must be audited by a certified public accountant. The Company must also be available to answer questions from prospective purchasers who are not accredited investors.

The Company may decide what information to give to accredited investors, so long as it does not violate the antifraud prohibitions of the Federal Securities Laws. If a Company provides information to accredited investors, it must make this information available to the non-accredited investors as well.

Regulation D / Rule 506: Rule 506 is a "Safe Harbor" for the non-public exemption in Section 4(a)(2) of the Securities Act, which means it provides specific requirements that, if followed, establish that a transaction falls within the Section 4(a)(2) exemption. Rule 506 does not limit the amount of money a Company can raise or the number of accredited investors it can sell securities to, but to qualify for the safe harbor, a Company must:

1. Not use general solicitation or advertising to market the Securities.
2. No sell Securities to more than 35 non-accredited investors (unlike Rule 505, all non-accredited investors, either alone or with a purchaser representative, must meet the legal standard of having sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of the prospective investment);
3. Give "*non-accredited investors*" specified disclosure documents that generally contain the same information as provided in registered offerings (*the Company is not required to provide specified disclosure documents to accredited investors, but, if it does provide information to accredited investors, it must also make this information available to the non-accredited investors as well*);
4. Be available to answer questions from prospective purchasers who are non-accredited investors; and
5. Provide the same financial statement information as required under Rule 505.

Purchasers receive "restricted securities" in a Rule 506 Offering. Therefore, they may not freely trade the Securities after the Offering, as explained on the "Resales of Restricted Securities" page at www.AlternativeSecuritiesMarket.com.

Section 18 of the Securities Act provides a Federal preemption of exemption from State registration and review of private offerings that are exempt under Rule 506. The States still have authority, however, to investigate and bring enforcement actions for fraud, impose State Notice Requirements and collect State Fees.

Special Note for 506 Offerings: The JOBS Act requires the SEC to eliminate the prohibition on using general solicitation and advertising to qualify for the Rule 506 Safe Harbor where all purchasers of the Securities are accredited investors and the issuer takes reasonable steps to verify that the purchasers are accredited investors. This not provision is not yet effective.

Alternative Securities Markets Group

Corporate: U.S. Bank Tower, 633 West 5th Street, Los Angeles, California 90071
Office: (213) 407 - 4386 / Email: Legal@ASMMarketsGroup.com
http://www.AlternativeSecuritiesMarket.com

An ISSUERS OBLIGATION TO INVESTORS TO HAVE SECURITIES LISTED ON www.AlternativeSecuritiesMarket.com

- **Financial Reporting** – All companies listed on www.AlternativeSecuritiesMarket.com are REQUIRED to submitt un-audited financial reports signed by the Company CEO and/or CFO, dated within 60 days of listing on www.AlternativeSecuritiesMarket.com. Companies are also required to submit to Alternative Securities Markets Group for listing on the Company page at www.AlternativeSecuritiesMarket.com a complete set of un-audited financial reports signed by the Company CEO and/or CFO within 30 days of the close of each business quarter and a complete set of fully audited financial statements within 60 days of the close of each business calendar year. All audited financial reports must be completed by a Alternative Securities Markets Group approved Certified Public Accounting Firm.

- **State of the Company Updates** – All companies listed on www.AlternativeSecuritiesMarket.com are REQUIRED to have a quarterly web conference or phone conference call in which a principal member of the company is required to give an update to all current investors and potential new investors (including financial analysts) who wish to participate. Members of the Company are required to allow for ample time for questions from conference call participants. Company CEO's are also required to draft a letter once per month to update investors on the current State of the Company. Both web conference / phone conference call, along with the CEO Letters on the State of the Company will be published on the Company's page at www.AlternativeSecuritiesMarket.com.

- **Corporate Actions** – Companies listed on www.AlternativeSecuritiesMarket.com are required to report certain corporate actions, including dividends, stock splits, reverse splits, name changes, mergers, acquisitions, dissolutions, bankruptcies, liquidations, issuances of any new securities not currently disclosed, any new debts incurred by the Company and any changes in management, atleast TEN DAYS prior to the record date. All of these notices will be listed on the Company page at www.AlternativeSecuritiesMarket.com.

- **Corporate Actions** – Companies listed on www.AlternativeSecuritiesMarket.com are required to report certain corporate actions, including dividends, stock splits, reverse splits, name changes, mergers, acquisitions, dissolutions, bankruptcies, liquidations, issuances of any new securities not currently disclosed, any new debts incurred by the Company and any changes in management, atleast TEN DAYS prior to the record date. All of these notices will be listed on the Company page at www.AlternativeSecuritiesMarket.com.

Corporate: U.S. Bank Tower, 633 West 5th Street, Los Angeles, California 90071
Office: (213) 407 - 4386 / Email: Legal@ASMMarketsGroup.com
http://www.AlternativeSecuritiesMarket.com

Acknowledgement and Signature.

This Agreement, together with the "New Investor Questionnaire", "User Agreement", "Privacy Policy", "Investor Agreement", "Statement of Understanding of Securities Offered" and "Issuers Obligation to Investor", sets forth the entire understanding and agreement between Alternative Securities Markets Group and yourself, with respect to the subject matters hereof. By signing this agreement below, you state that you understand al the subject matter and terms of this entire agreement.

____

Signed

____

Printed Name

BioSculpture Technology, Inc.

C/O: Alternative Securities Markets Group

9107 Wilshire Blvd.

Suite 450

Beverly Hills, California 90210

LEGAL@ASMMARKETSGROUP.COM

Direct: (213) 407-4386

SUBSCRIPTION AGREEMENT

Common Stock Units 1 to 2,083,333

Subject to the terms and conditions of the shares of Common Stock described in the BioSculpture Technology, Inc. Offering Circular dated June 1st, 2014 (the "Offering"), I hereby subscribe to purchase the number of shares of Common Stock set forth below for a purchase price of $0.24 per share. Enclosed with this subscription agreement is my check (Online "E-Check" or Traditional Papery Check) or money order made payable to "BioSculpture Technology, Inc." evidencing $2.40 for each share of Common Stock Subscribed, subject to a minimum of ONE HUNDRED Common Stock Units ($240.00).

I understand that my subscription is conditioned upon acceptance by BioSculpture, Inc. Company Managers and subject to additional conditions described in the Offering Circular. I further understand that BioSculpture Technology, Inc. Company Managers, in their sole discretion, may reject my subscription in whole or in part and may, without notice, allot to me a fewer number of shares of Common Stock that I have subscribed for. In the event the Offering is terminated, all subscription proceeds will be returned with such interest as may have been earned thereon.

I certify that I have read the Offering Circular and that I am relying on no representations other than those set forth in the Offering Circular. I understand that when this subscription agreement is executed and delivered, it is irrevocable and binding to me. I further understand and agree that my right to purchase shares of Common Stock offered by the Company may be assigned or transferred to any third party without the express written consent of the Company ONLY through the Alternative Securities Markets Group's Securities Resale Portal at ***http://www.AlternativeSecuritiesMarket.com***, and that no public market for the Company's securities has been created or may be created in the future.

I further certify, under penalties of perjury, that: (1) the taxpayer identification number shown on the signature page of this Offering Circular is my correct identification number; (2) I am not subject to backup withholding under the Internal Revenue Code because (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. citizen or other U.S. person (as defined in the instructions to Form W-9).

SUBSCRIPTION AGREEMENT (the "Agreement") with the undersigned Purchaser for ____________ Common Stock Units of BioSculpture Technology, Inc., with a par value of $0.001, at a purchase price of $2.40 (TWO DOLLARS AND FORTY CENTS) per share (aggregate purchase price: $____________).

Made on ______________________________ by and between BioSculpture Technology, Inc., a Delaware Stock Corporation (the "Company"), and the Purchaser whose signature appears below on the signature line of this Agreement (the "Purchaser").

<u>WITNESETH:</u>

WHEREAS, the Company is offering for sale up to TWO MILLION EIGHTY-THREE THOUSAND THREE HUNDRED THIRTY-THREE Common Stock Units (the "Shares") (such offering being referred to as the "Offering").

NOW, THEREFORE, the Company and the Purchaser, in consideration of the mutual covenants contained herein and intending to be legally bound, do hereby agree as follows:

1 <u>Purchase and Sale</u>. Subject to the terms and conditions hereof, the Company shall sell, and the Purchaser shall purchase, the number of Shares indicated above at the price so indicated.

2. <u>Method of Subscription</u>. The Purchaser is requested to complete and execute this agreement online *or* to print, execute and deliver two copies of this Agreement to the Company, at **BioSculpture Technology, Inc., C/O: Alternative Securities Markets Group, 9107 Wilshire Blvd., Suite 450, Beverly Hills, California 90210,** payable by check to the order of **BioSculpture Technology, Inc.** in the amount of the aggregate purchase price of the Shares subscribed (the "Funds"). The Company reserves the right in its sole discretion, to accept or reject, in whole or in part, any and all subscriptions for Shares.

3 <u>Subscription and Purchase</u>. The Offering will begin on the effective date of the Offering Statement and continue until the Company has sold all of the Shares offered hereby or on such earlier date as the Company may close or terminate the Offering.

Any subscription for Shares received will be accepted or rejected by the Company within 30 days of receipt thereof or the termination date of this Offering, if earlier. If any such subscription is accepted, in whole or part, the Company will promptly deliver or mail to the Purchaser (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Shares being purchased, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Shares not purchased. Simultaneously with the delivery or mailing of the foregoing, the Funds deposited in payment for the Shares purchased will be released to the Company. If any such subscription is rejected by the Company, the Company will promptly return, without interest, the Funds submitted with such subscription to the subscriber.

4 <u>Representations, Warranties and Covenants of the Purchaser</u>. The Purchaser represents, warrants and agrees as follows:

(a) Prior to making the decision to enter into this Agreement and invest in the Shares subscribed, the Purchaser has received and read the Offering Statement. On the basis of the foregoing, the Purchaser acknowledges that the Purchaser processes sufficient information to understand the merits and risks associated with the investment in the Shares subscribed. The Purchaser acknowledges that the Purchaser has not been given any information or representations concerning the Company or the Offering, other than as set forth in the Offering Statement, and if given or made, such information or representations have not been relied upon by the Purchaser in deciding to invest in the Shares subscribed.

(b) The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of the investment in the Shares subscribed and the Purchaser believes that the Purchaser's prior investment experience and knowledge of investments in low-priced securities ("penny stocks") enables the Purchaser to make an informal decision with respect to an investment in the Shares subscribed.

(c) The Shares subscribed are being acquired for the Purchaser's own account and for the purposes of investment and not with a view to, or for the sale in connection with, the distribution thereof, nor with any present intention of distributing or selling any such Shares.

(d) The Purchaser's overall commitment to investments is not disproportionate to his/her net worth, and his/her investment in the Shares subscribed will not cause such overall commitment to become excessive.

(e) The Purchaser has adequate means of providing for his/her current needs and personal contingencies, and has no need for current income or liquidity in his/her investment in the Shares subscribed.

(f) With respects to the tax aspects of the investment, the Purchaser will rely upon the advice of the Purchaser's own tax advisors.

(g) The Purchaser can withstand the loss of the Purchaser's entire investment without suffering serious financial difficulties.

(h) The Purchaser is aware that this investment involves a high degree of risk and that it is possible that his/her entire investment will be lost.

(i) The Purchaser is a resident of the State set forth below the signature of the Purchaser on the last age of this Agreement.

5 Notices. All notices, request, consents and other communications required or permitted hereunder shall be in writing and shall be delivered, or mailed first class, postage prepaid, registered or certified mail, return receipt requested:

(a) If to any holder of any of the Shares, addressed to such holder at the holder's last address appearing on the books of the Company, or

(b) If to the Company, addressed to the **BioSculpture Technology, Inc., 1701 South Flagler Drive, Suite 607, West Palm Beach, Florida 33401**, or such other address as the Company may specify by written notice to the Purchaser, and such notices or other communications shall for all purposes of this Agreement be treated as being effective on delivery, if delivered personally, or, if sent by mail, on the earlier of actual receipt or the third postal business day after the same has been deposited in a regularly maintained receptacle for the deposit of United States' mail, addressed and postage prepaid as aforesaid.

6. Severability. Should any one or more of the provisions of this Agreement be determined to be illegal or unenforceable, all other provisions of this Agreement shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby.

7. Parties in Interest. This Agreement shall be binding upon and inure to the benefits of and be enforceable against the parties hereto and their respective successors or assigns, provided, however, that the Purchaser may not assign this Agreement or any rights or benefits hereunder.

8. Choice of Law. This Agreement is made under the laws of the State of Delaware, and for all purposes shall be governed by and construed in accordance with the laws of that State, including, without limitation, the validity of this Agreement, the construction of its terms, and the interpretation of the rights and obligations of the parties hereto.

9 Headings. Sections and paragraph heading used in this Agreement have been inserted for convenience of reference only, do not constitute a part of this Agreement and shall not affect the construction of this Agreement.

10. Execution in Counterparts. This Agreement may be executed an any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument.

11. Survival of Representations and Warranties. The representations and warranties of the Purchaser in and with respect to this Agreement shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of any Purchaser, and the sale and purchase of the Shares and payment therefore.

12. Additional Information. The Purchaser realizes that the Shares are offered hereby pursuant to exemptions from registration provided by Regulation A and the Securities Act of 1933. The Shares are being offered ONLY TO RESIDENTS OF THE UNITED STATES.

IN WITNESSES WHEREOF, the parties hereto have executed this Subscription Agreement as of the day and year first above written.

BioSculpture Technology, Inc.

By: ____
President

PURCHASER:

____
Signature of Purchaser

____
Alternative Securities Market Investment Account Number

5 simple & secure steps for Buyers and Sellers

Escrow.com reduces the risk of fraud by acting as a trusted third-party that collects, holds and only disperses funds when both Buyers and Sellers are satisfied.

HOW IT WORKS: FOR BUYERS AND SELLERS



1
Buyer & Seller agree to terms
OK
S
B
> Either the Buyer or Seller begins a transaction
> After registering at Escrow.com, all parties agree to the terms of the transaction
2
Buyer pays Escrow.com
$
B
> The Buyer submits a payment by approved payment method
> Escrow.com verifies the payment
> The Seller is notified that funds have been secured
3
Seller ships merchandise to Buyer
S
B
> Upon payment verification, the Seller is authorized to send the merchandise and submit tracking information
> Escrow.com verifies that the Buyer receives the merchandise
4
Buyer accepts merchandise
B
> The Buyer has a set number of days to inspect the merchandise and the option to accept or reject it
> The Buyer accepts the merchandise
5
Escrow.com pays Seller
$
S
> Escrow.com releases funds to the Seller
Transaction is complete — safely and securely!

General Escrow Instructions

Internet Escrow Services, Inc., a California corporation ("IES") is the direct provider of escrow services, and is licensed by the Department of Business Oversight, State of California, License Number 963 1867, the Arizona Department of Financial Institutions EA 0908016, and the Idaho Department of Finance, License Number ESC-1050. The following provisions shall be referred to as the "General Escrow Instructions." The parties hereto employ, authorize and instruct IES to act as Escrow Holder and Escrow Agent in connection with the Transaction under the terms and conditions on the Transaction Detail Screens, these General Escrow Instructions, Terms of Use and any supplemental Escrow Instructions as hereinafter defined and all collectively referred to as the "Transaction Escrow Instructions." Escrow.com and IES are hereinafter collectively referred to as "Escrow.com" and intermittently referred to as "we" or "us."

General Provisions

Transactions performed by a Buyer, Seller and Broker on the Escrow.com site, shall be governed by the Uniform Electronic Transactions Act (Cal. Civil Code Section 1633.1 et. seq.) and the California Financial Code governing Escrow Regulations.

A person or entity offering personal property for sale, and desiring to use the Escrow.com site in order to close such a sale, shall hereinafter be referred to as "Seller".

A person or entity desiring to purchase personal property from a Seller, by use of the Escrow.com site for completing the purchase shall be referred to as "Buyer".

A person or entity offering to broker personal property for sale, and desiring to use the Escrow.com site in order to close such a sale, shall hereinafter be referred to as "Broker". A Buyer and Seller may complete a Transaction with or without a Broker. When a Broker is party to this agreement, additional instructions as set forth of Section 9 of these General Instructions shall also apply. To the extent that any Broker may be involved in a Transaction, the Broker shall become a party to the Transaction and have rights under and/or through the escrow Transaction only if the Broker is an identified Broker on the particular Escrow.com Transaction. If either Buyer or Seller has any independent relationship, obligation or duty of any kind with any other broker or a third party broker, such other or third party broker has no rights under and/or through the Transaction or from Escrow.com. It is the sole and independent obligation and duty of the Buyer or Seller who has any independent relationship with any other or third party broker to satisfy any and all obligations to such other or third party broker.

The use of the Escrow.com site (by the Buyer, Seller and Broker) for purposes of effectuating a single escrowed transfer of ownership of personal property shall be referred to as a "Transaction". The completion of the Transaction by Buyer and Seller (and Broker when applicable) is referred to herein as the "Close of Escrow". A Buyer, Seller and Broker may enter into a Transaction for the sale and purchase of many different types of personal property. This Instruction refers to the personal property which is the subject of a Transaction interchangeably as "merchandise" "goods" "item(s)" or "Escrowed Property". Funds deposited into Escrow by the parties shall be referred to as "Escrow Funds".

Buyer and Seller (and Broker when applicable) should each log onto the Escrow.com website daily and regularly to confirm the status of the Transaction, the shipping and tracking and/or the Closing.

The time of day and calendar day for all matters and events referred to in these Instructions will be determined by Pacific Time. All communications of any kind, for any purpose shall be made in the English language. It is the responsibility of Buyer and or Seller (and Broker when applicable) to each know and understand the English language. Any party who requires interpretation to or from the English language for the purpose of making or receiving any communication, relating to these Instructions or the Terms of Use, shall be responsible for any of his, her or its own respective costs in that regard.

The term "Business Day" shall refer to the working days Monday through Friday between the hours of 8:00 a.m. and 4:00 p.m. Pacific Time, which are not legal holidays in Orange County, California observed by Escrow.com.

Payments made by check shall be subject to a ten (10) Business Day hold.

Due to processing delays, payments made by credit card, debit card or Pay Pal Account, shall not be on deposit with Escrow.com until the Business Day on which the funds are actually deposited into Escrow.com's designated account.

1. Instructions and Deposit of Funds into Escrow

Once the Buyer and Seller (and Broker when applicable) have agreed to identical Transaction Detail Screens for a specific underlying Transaction, and both (and Broker when applicable) have agreed to these General Escrow Instructions by selecting the "Agree" button at the bottom of the Transaction Detail Screens, these instructions shall constitute a binding agreement between all parties. No blank spaces shall exist on the Transaction Detail Screens as of the time the Buyer and Seller (and Broker when applicable) select the "Agree" button. After Buyer and Seller (and Broker when applicable) both select the "Agree" button, the Transaction Detail Screens, General Escrow Instructions and Terms of Use constitute the Transaction Escrow Instructions to govern the Transaction between the Buyer and Seller (and Broker when applicable) (the "Transaction Escrow Instructions"). Should it become necessary to add a supplemental instruction(s), or to make any addition to, deletion from, or alteration to the Transaction Detail Screens, all parties (Buyer, Seller, Escrow.com and Broker when applicable) must execute (by digital signature or by a method mutually agreed upon by both parties) any supplemental instruction, addition, deletion or alteration thereto (collectively the "Supplemental Escrow Instruction(s)). Escrow.com reserves the right to reject any Supplemental Escrow Instructions and to terminate the Transaction as provided herein. In accordance with California Civil Code 1633.8, Escrow.com may accept instructions that are created, generated, sent, communicated, received or stored by electronic means and by attaching their Digital Identification. The parties to the Transaction hereby agree to conduct the Transaction electronically. The parties acknowledge that by entering into the Transaction Escrow Instructions, they are able to electronically receive the Transaction Escrow Instructions, download the Transaction Escrow Instructions and print the Transaction Escrow Instructions.

2. Domain Name(s)

In the event the personal property being transferred in this Transaction qualifies as a "Domain Name", Escrow.com is instructed to close only when the transfer of the Domain Name has been confirmed by Escrow.com (at its option) or the Buyer has notified Escrow.com that Buyer has received the transfer and allowed the Inspection Period named in the Transaction Detail Screen to expire or the Buyer has accepted the transfer. Seller shall transfer a Domain Name(s) to Buyer based upon information provided in Buyer's profile. Seller agrees to provide the username and password and/or authorization code, if any, necessary to access the Domain Name to Buyer prior to the release of funds. Should Seller agree to accept payments from a Buyer for a Domain Name, and request that Escrow.com hold the Domain Name while these payments are being made, then Buyer and Seller shall execute a separate agreement to govern the holding of a Domain Name by Escrow.com.

To the extent that a Transaction involves an escrow which shall result in Escrow.com holding the domain name for a designated period of time, the parties shall agree to be bound by the Domain Name Holding Instructions and other such Transaction documents as the parties may submit to Escrow to govern the Transaction. In a Domain Name Holding Transaction the duties of the Buyer and Seller may not be assigned by the Buyer and Seller without prior written consent by the other party and Escrow.com.

Instructions, by the Seller to Escrow.com, to have escrowed funds paid or delivered to a third party or entity (who is not party to the Transaction) is not considered to be an assignment.

3. Shipping and Tracking of Item

Upon receipt of Buyer's funds, and clearance of same, Escrow Holder will notify Seller to ship the merchandise. This notice to Seller shall be accomplished via email which will require the Seller to log on to the Escrow.com website to confirm secured funds, unless all parties lawfully agree to a different method of notification. Upon Seller's verification, Seller agrees to ship the merchandise, insured for full value to Buyer. Buyer and Seller agree to choose a shipping method that utilizes online tracking information. Seller shall ship merchandise to Buyer based upon information provided in Buyer's profile. Seller will be responsible for shipping damage if insurance is not purchased. Seller agrees to complete and submit the shipping information to the Escrow.com website, on the same day on which the merchandise is placed in the possession of the company responsible for shipping. Confirmation of same will be sent via email to all parties, unless all parties lawfully agree to a different method of notification.

The Buyer Inspection Period (as defined in Buyer and Seller's Transaction Escrow Instructions, as agreed to on the Transaction Detail Screens of Escrow.com) shall commence upon the first to occur of either: (1) Buyer's acknowledgement of receipt of merchandise or domain(s); or (2) the Escrow.com website receipt of verification of delivery to the Buyer's profile information via the shipper's or registrar's tracking services. The Buyer Inspection Period shall be calculated in full calendar days, the number of days to be agreed upon by the Seller and Buyer in the Transaction Escrow Instructions.

In the event the Seller has not shipped the goods within ten days of notification by Escrow.com (through its email or posting on the Escrow.com website) of Buyer's deposit of immediately available funds, Buyer may request a return of funds, less the escrow fee, and Escrow.com will do so after notifying both parties.

Unless the parties agree otherwise, Buyer is responsible for any duties, customs fees or other charges resulting from an international Transaction, which shall be included in the purchase price. It is the responsibility of the shipping party to properly declare the merchandise and its value for customs procedures.

4. Buyer's Acceptance, Disbursement of Funds

During the Buyer Inspection Period, Buyer shall either: (1) select the "Accept" button on the Escrow.com website, and follow all further instructions accordingly to complete acceptance of the goods; or (2) select the "Reject" button and follow any further instructions to complete the rejection of the goods. Should the Buyer fail to select either the "Accept" or "Reject" buttons, and/or follow all further instructions, then Buyer shall be deemed to be satisfied with the quality of the goods/domain(s), and to have accepted the goods/domain(s).

Escrow.com will then begin the process of disbursing the funds as follows:

If, in the Transaction Escrow Instructions, the Buyer agreed to pay for shipping, and/or any portion of the escrow fee, then those costs shall be collected as Buyer's funds, and remitted with the purchase price. At Close of Escrow, Escrow.com will pay the Seller the purchase price and shipping fee itemized in the transaction, less any payment for expedite fees and disburse the escrow fee to Escrow.com.
If, in the Transaction Escrow Instructions, the Seller agreed to pay for shipping, and/or any portion of the escrow fee, then at Close of Escrow Escrow.com will pay to Seller the purchase amount, less any disbursement expedite fees, and any portion of the escrow fee. Shipping fees will be deemed paid outside of escrow.

Escrow.com reserves the right to provide the Buyer a written 48-hour notice if an Inspection Period has ended without the Buyer's involvement.

5. Buyer Rejection Process

The buyer is responsible for 100% of the escrow fee in the event the transaction is cancelled or the merchandise is returned. During the Buyer Inspection Period, Buyer may reject for any reason by selecting the "Reject" button on the Escrow.com site and following all other instructions to properly reject the merchandise. Upon such rejection, Escrow.com will send Seller an email stating Buyer's decision to reject and return the goods; and Buyer agrees to promptly ship goods to Seller within ten (10) calendar days of formal rejection and insure, at Buyer's expense, the item(s) to the place designated by the Seller in the Seller's profile. Buyer will be responsible for shipping damage if insurance is not purchased. Buyer is aware that merchandise must be rejected in the manner described in order to obtain a refund of the purchase price.

In the event that Buyer rejects the goods in violation of other terms of acceptance and rejection, applicable to Buyer and Seller in connection with the underlying Transaction (including but not limited to the Transaction Escrow Instructions and Escrow.com guidelines) the Seller shall not be prohibited from pursuing any available right or remedy available under the Uniform Commercial Code or other applicable law against Buyer for breach of the Transaction.

Buyer is aware that regardless of the reason for rejection, Escrowed Property must be returned to the Seller in order for funds to be returned to the Buyer. Shipping costs for returned Escrowed Property must be arranged and completed within ten (10) days of Buyer's rejection. Failure of Buyer to return the Escrowed Property within the specified time period will cause Escrow.com to automatically pay the Seller the purchase price.

In Transactions where the Escrowed Property is a domain name, if a Buyer rejects a domain name (which is not being held by Escrow.com pursuant to a separate holding agreement) within the Inspection Period, return of the domain name from Buyer to Seller must be initiated within ten (10) days of Buyer's rejection. Failure of Buyer to reject or initiate return of the domain name within the specified time periods will cause the Escrow Holder to automatically pay the Seller the purchase price. Seller agrees to cooperate in the return process of the domain. In the event the domain transfer to the Buyer has caused a ICANN imposed registrar lock, the Buyer and Seller agree that the Seller will open an account at the receiving registrar to take possession of the domain or that the funds will be held in escrow until this period expires and the domain can be returned to the Seller's registrar.

6. Shipping and Tracking of Returned Item

By rejecting the item in the manner described above, Buyer agrees to return the item(s) promptly to Seller at the address designated by Seller in the Seller's profile. Buyer is responsible for all related shipping and insurance costs; and agrees to return the item to the Seller by use of a shipping method that utilizes online tracking information. It is the responsibility of the shipping party to properly declare the merchandise and its value for customs procedures.

Immediately upon shipping the goods back to Seller, Buyer shall complete and submit, through the Escrow.com website, the requested shipping information. Upon receipt of such information, Seller will be notified by an email from Escrow.com which includes the name of the shipping company and the relevant tracking number as supplied by Buyer. If Buyer sends the goods to Seller without following the guidelines set forth in this paragraph, then in addition to any other remedies which Escrow.com or Seller may have, Escrow.com will not return to Buyer any of the escrowed funds unless and until; (1) the Seller confirms that the rejected item has arrived in the same condition in which it was originally sent; or (2) there is a final Dispute Resolution, as set forth in the Dispute Resolution section below. Should no shipping be necessary in order to effectuate the return of the merchandise, then Seller and Buyer shall be free of the shipping and tracking obligations as defined in this section.

The Seller Inspection Period shall commence upon the first to occur of either: (1) Seller's acknowledgement of receipt of merchandise or domain(s); or (2) the Escrow.com website receipt of verification of delivery to the Seller's profile information via the shipper's or registrar's tracking services; or (3) the Seller's failure to accept Buyer's delivery of returned goods; or (4) the Seller's failure to retrieve returned goods upon notification from the shipping company and/or any governmental office of the returned goods' availability for pick up. The Seller shall have five (5) calendar days following the date on which the Seller Inspection Period begins to inspect the "returned" merchandise/domain(s).

7. Seller Acceptance or Rejection of Return, Disbursement of Funds

The Seller shall have five (5) calendar days following the date on which the Seller inspection period begins to: (1) select the "Accept" button on the Escrow.com website, and follow all further instructions to properly accept returned goods; or (2) select the "Reject" button on the Escrow.com website, and follow all further instructions to properly reject returned goods.

During the Seller Inspection Period, should Seller: (1) fail to select either the "Accept" or "Reject" buttons on the Escrow.com website; or (2) fail to follow all instructions in order to effectuate the acceptance or rejection of a returned item, then at the end of the Seller Inspection Period, Seller shall be deemed to be satisfied with the quality of the returned goods, and shall be deemed to have accepted the returned goods.

The Seller may reject the timely return of Escrowed Property only if the property is returned in a condition other than the condition it was in when first sent from Seller to Buyer. Should Seller reject the item during the Seller Inspection Period, the Seller and Buyer shall negotiate for the Negotiation Period, as defined below. Should the Buyer and Seller fail to reach an agreement during the Negotiation Period and provide a joint instruction evidencing same to Escrow.com, either Buyer or Seller may file for arbitration (in accordance with the Dispute Resolution section below) at any time in the fourteen (14) calendar days following the Negotiation Period. If, as of the fifteenth (15th) calendar day following the end of the Negotiation Period, neither Buyer nor Seller has filed for and given notice of the commencement of arbitration in accordance with the Dispute Resolution section of these Instructions, and given acceptable proof of the commencement of arbitration to the non-filing party and Escrow.com, then Seller shall be deemed to have waived any rights Seller may have to a return of all or any portion of the purchase price, the Transaction shall terminate, and Escrow.com shall return Buyer's funds as provided herein.

Upon the first to occur of either: (1) Seller's acceptance of the returned goods; (2) the end of the Seller Inspection Period; or (3) on the 15th calendar day following the Negotiation Period the failure of Buyer or Seller to commence arbitration (in accordance with the Dispute Resolution provisions of these Instructions and notify all parties as provided therein) Escrow.com will begin the process of disbursing the Escrow Funds as follows:

If, in the Transaction Escrow Instructions, Buyer agreed to pay for shipping, and/or any portion of the escrow fee, Escrow.com will pay Buyer the purchase price, less these costs, and Escrow.com will pay Seller for the Shipping Fee in the amount set forth in the Transaction Escrow Instruction, disburse the escrow fee to Escrow.com, and disburse the balance to Buyer.
If, in the Transaction Escrow Instructions, the Seller agreed to pay for shipping, and/or any portion of the escrow fee, then Escrow.com shall pay Buyer the amount deposited less Escrow.com's fee.
If Buyer and Seller agreed that the Item will not be shipped from Seller to Buyer prior to the Close of Escrow, then Escrow.com will not deduct shipping fees from the Buyer's Required Payment.

Once all costs are paid, and funds are disbursed, the escrow shall be deemed cancelled, with no further obligation due by Buyer, Seller, or Escrow.com (or Broker when applicable) under this Agreement or under the Transaction Escrow Instructions. Escrow.com reserves the right to provide the Seller a written 48-hour notice if an Inspection Period has ended without the Seller's involvement.

8. Cancellation

Once escrow funds have been deposited, in the event that Seller fails to ship the merchandise within the required ten (10) day period or within any longer time period upon which Buyer and Seller have mutually agreed, Buyer may request a refund of the deposited funds. The request for refund shall be submitted to the support form. Buyer hereby agrees that the entire escrow fee shall be deducted from his/her/its refund regardless of any other previous arrangement for allocation of the escrow fee that may have been made between Buyer and Seller (and Broker when applicable). A Domain Name Holding transaction may not be cancelled by the Seller after the domain has been secured in Escrow.com's holding account. Buyer and Seller also agree that Seller may request the escrow transaction be cancelled and the Buyer refunded, less escrow fees, at any time. In the event of a cancellation after funds are received, or rejection of merchandise, the Broker will not receive the commission unless otherwise stipulated in the escrow agreement.

9. Transactions Involving a Broker as a Party

The Broker will initiate the Transaction providing the Buyer and Seller email addresses and shall give instructions as to any restrictions on access to Buyer or Seller contact information. In the event the Broker restricts any information, the Buyer and Seller information may remain anonymous until such time as Escrow.com secures the Buyer's funds. Once the Buyer and Seller agree to the Transaction, including the agreement to the Broker's commission, the Buyer will be prompted to send payment to Escrow.com via wire transfer. After Escrow.com secures and verifies funds, Escrow.com will instruct the Seller to transfer the merchandise to the Buyer. When the Buyer or Escrow.com has confirmed the Buyer's receipt of the merchandise, the Inspection Period shall begin. Upon the Buyer's acceptance or the Inspection Period expiring, Escrow.com will disburse funds to the Seller and the Broker per the Escrow Agreement. In the event of a cancellation after funds are received, or rejection of merchandise, the Broker will not receive the commission unless otherwise stipulated in the escrow agreement.

10. Dispute Resolution

In the event of any dispute, claim, question, disagreement or breach arising from or relating to Escrow.com's Terms of Use, these General Escrow Instructions, the Transaction Detail Screens, or the Transaction Escrow Instructions, including but not limited to Seller's rejection of returned goods, Buyer's or Seller's Acceptance or Rejection of an item and/or Cancellation of the Transaction, Buyer and Seller (and Broker when applicable) hereby agree to use their best efforts to consult and negotiate in good faith for the Negotiation Period, as defined below, to reach a solution satisfactory to all parties. If the parties reach an agreed upon resolution, Buyer and Seller (and Broker when applicable) will promptly notify Escrow.com in writing by joint instruction of the terms and conditions thereof.

The following shall be referred to herein as the "Dispute Date": (1) the Seller's Rejection of Return of the merchandise/domain(s) on the Escrow.com website; or (2) Escrow.com rejecting merchandise/domain(s) on behalf of the Seller if the Seller is unable to gain access to the Escrow.com website. The fourteen (14) calendar days beginning with the Dispute Date shall be referred to as the "Negotiation Period". If Buyer and Seller (and Broker when applicable) do not reach an agreed upon resolution and notify Escrow.com of the same in writing by a joint instruction during the Negotiation Period either Buyer or Seller (or Broker when applicable) shall submit the matter to binding arbitration within fourteen (14) calendar days after the end of the Negotiation Period. This second fourteen-day period shall be referred to herein as the "Arbitration Commencement Period". Notice that such arbitration has been commenced shall be promptly given, via e-mail, by the party commencing arbitration to the other parties and Escrow.com. Before Buyer initiates a submission to arbitration, Buyer must return the Escrowed Property received by Buyer to Seller.

If Escrow.com has not received notice that binding arbitration has been commenced within the Arbitration Commencement Period, Escrow.com may terminate or cancel the Transaction and refund the Escrow Funds to the Buyer, less the escrow fee, in accordance with these Instructions and the Transaction Escrow Instructions. Escrow.com reserves the right (but has no obligation) to commence arbitration, or to interplead the funds with a court of competent jurisdiction at any time. In this case, Buyer and Seller (and Broker when applicable) authorize Escrow.com to use the escrow funds to pay the administrative fees to initiate arbitration or to file a judicial action and process service of the summons and complaint. The party instituting the arbitration proceeding shall notify Escrow.com and the other parties by sending notice of demand for binding arbitration to the non-filing parties. Buyer and Seller (and Broker when applicable) agree to accept service of the notice of demand for binding arbitration via e-mail (via the e-mail addresses previously provided to Escrow.com by Buyer, Seller, and Broker when applicable) and further agree that no further notice is necessary to have their dispute submitted to binding arbitration by either Buyer, Seller, (Broker when applicable) or Escrow.com pursuant to this Section.

Any such binding arbitration shall be submitted by the party commencing the arbitration either to American Arbitration Association ("AAA") or Judicial and Mediation Services, Inc. ("JAMS"), or Net-ARB Inc. ("net-ARB"). It is the obligation of Buyer and Seller (and Broker when applicable) to perform their own due diligence and to review the websites and other sources of information available from AAA, JAMS and/or Net-ARB prior to any selection they may consider as the terms, procedures and prices of the respective arbitrators may vary. The arbitration shall take place within the State of California, County of Orange, unless Buyer, Seller, (and Broker when applicable) and Escrow.com all agree otherwise in writing to a different arbitration provider or venue. In addition to the fact that Buyer and Seller (and Broker when applicable) agree to have any dispute, claim, question, disagreement or breach arising from or relating to Escrow.com's Terms of Use, these General Escrow Instructions, the Transaction Escrow Instructions, or the Transaction Detail Screens be determined through binding arbitration, Buyer and Seller (and Broker when applicable) also agree that any issue that may arise regarding the arbitrability of any dispute sent to arbitration under this section shall be determined by the arbitrator alone.

Unless Buyer, Seller, (and Broker when applicable) and Escrow.com all agree otherwise the arbitration shall be conducted before a single arbitrator who is a member of AAA, JAMS, or net-ARB, (the "Arbitration Provider"). The party initiating the arbitration will make a written request to the Arbitration Provider, including a copy of this arbitration provision (the "Arbitration Request"). The Arbitration Request will include a notice with the names of Buyer, Seller, (and Broker when applicable) and Escrow.com, and the last known mailing addresses, telephone numbers, facsimile numbers, email addresses and contact person for each and every party. The Arbitration Request will be delivered concurrently to all parties, including Escrow.com. Although Escrow.com will be provided notice of the Arbitration Request and notice of the final award or decision of the arbitrator, Escrow.com will not be an actual party to the arbitration proceeding to resolve the dispute between Buyer and Seller (and Broker when applicable) unless Escrow.com voluntarily elects to intervene. The Arbitration Request will instruct the Arbitration Provider to select an arbitrator pursuant to the Arbitration Provider's procedures existing at the time of the Arbitration Request. If the Arbitration Provider does not have an existing procedure for selecting an arbitrator the Arbitration Request will instruct the Arbitration Provider to randomly propose the name of three potential arbitrators and for the Arbitration Provider to submit those three names to all parties concurrently (the "the Arbitration Provider List"). No party may request to the Arbitration Provider that any particular arbitrator be included on the Arbitration Provider List. Any arbitrator specifically requested to be on the Arbitration Provider List is to be excluded. Each party may, within five days after receipt of the proposed names, strike and exclude one name from the list. Thereafter, the Arbitration Provider shall appoint as arbitrator a person whose name has not been struck from the list ("the Arbitration Provider Appointment") and an alternate. If for any reason the Arbitration Provider does not appoint an arbitrator within 15 business days of the submission by any party of its exclusion, either party may petition the Orange County Superior Court, Santa Ana, California for the appointment of an arbitrator. Within 10 calendar days after the appointment of the arbitrator, the arbitrator will schedule a pre-arbitration hearing, which will be conducted by telephone and shall be held within the next ten business days.

The arbitrator shall have the power to enter a default award if a party fails to participate in the arbitration.

Unless Buyer, Seller, (and Broker when applicable) and Escrow.com agree otherwise as set forth herein, the arbitration hearing shall take place in the County of Orange, State of California, at a date, time and location selected by the arbitrator. The actual arbitration hearing must be commenced within 120 days after notice of the identity of the arbitrator is served (by either the Arbitration Provider or the Superior Court as the case may be). The hearing must be concluded within 90 calendar days after it is commenced. A decision shall be rendered within 10 calendar days after the conclusion of the hearing. The arbitrator shall establish any deadlines necessary to accomplish these time requirements.

Each party to the arbitration shall pay a pro-rata share of the arbitrator's expenses and fees, and the other arbitration expenses incurred or approved by the arbitrator, excluding attorney fees, witness fees, and other expenses incurred by a party for his or her own benefit. Because Escrow.com is not a party to a dispute between Buyer and Seller (and Broker when applicable), Escrow.com will not be responsible for any portion of the arbitration expenses and fees. The parties shall estimate their costs and pay their estimated share before commencement of the arbitration. Any extra arbitration costs shall be paid within ten business days after the close of the proceeding and before the award. A party that fails to pay its share shall not be allowed to participate in the arbitration. If a party fails to pay its share, the other parties shall pay pro rata the cost of the party that failed to pay. The arbitrator shall add such payment to the final award in such a fashion as to return the parties to the position they would have been in, to the greatest extent possible, if all had paid their share.

The arbitrator may award the prevailing party his or her expenses and fees of arbitration, including reasonable attorney fees and witness fees, in such proportion as the arbitrator decides.

Except as otherwise set forth in this Agreement, the arbitrator shall have the powers to determine the nature and extent of any discovery to be allowed and also will have all other powers provided in California Code of Civil Procedure sections 1282-1284.3.

Buyer and Seller (and Broker when applicable) understand and agree that failing to respond or otherwise comply with either party's or Escrow.com's notice/demand for binding arbitration pursuant to this section and/or failing to participate in the arbitration process will without notice result in forfeiture of any and all rights that the non-responding Buyer or Seller (or Broker when applicable) may have with regard to the subject matter of the dispute, including but not limited to rights Buyer or Seller (or Broker when applicable) have to the Escrow Funds and or any property associated therewith returned or distributed to them, and can result in a default judgment against such party.

Any award in such arbitration shall be final and binding upon the parties and judgment thereon may be entered in any court of competent jurisdiction. The arbitrator will be instructed to serve a copy of the final award or decision on Escrow.com and Escrow.com will comply with the arbitrator's final award or decision.

In the event of a dispute, Buyer and Seller (and Broker when applicable) are aware that no action on closing the Transaction will be taken on the part of Escrow.com until such time as the dispute is resolved except by either: (i) Escrow.com's receipt of a written notice of a joint instruction providing the terms of an agreed upon resolution; or (ii) an order of the arbitrator or a court of competent jurisdiction in response to Buyer's or Seller's (or Broker's when applicable) or Escrow.com's action to institute binding arbitration in accordance with these Instructions; or (iii) the order of the arbitrator or a court of competent jurisdiction in response to Escrow.com's action for interpleader or other legal or equitable remedies. Escrow.com shall have no responsibility and/or liability to initiate and/or continue to update either party regarding status of the Transaction Escrow, arbitration or other legal proceeding. If instructed and all fees (the amount as set forth in the Terms of Use in effect at the time) are paid in advance, Escrow.com will place funds into an interest bearing account with no further authorization required for same. The disposition of the interest earned shall be decided concurrently with the resolution of the dispute. THE OBLIGATION OF ESCROW.COM, THE ESCROW HOLDER AND THEIR AFFILIATES SHALL BE LIMITED TO THE HOLDING AND DISBURSEMENT OF FUNDS UPON WRITTEN INSTRUCTIONS SIGNED BY ALL PARTIES OR AN AWARD FROM THE ARBITRATOR AND/OR JUDGE.

Escrow.com may, in its sole discretion, institute the binding arbitration procedures set forth above and/or any other legal proceedings (including interpleading the funds with a court of competent jurisdiction) to resolve any dispute arising from a Transaction between Buyer and Seller and/or related to Buyer's and Seller's respective use of the Escrow.com site. Notwithstanding any other provision in these General Escrow Instructions to the contrary, and regardless of whether Escrow.com is identified as a party to any arbitration or other dispute governed by this section, nothing herein shall be construed to limit Escrow.com's legal and/or equitable rights, including but not limited to the filing of an interpleader action in any court of competent jurisdiction.

11. Integrated Affiliate

In the event an entity's site is integrated to the Escrow.com website in whole or in part for the purpose of data transmission, that entity shall be considered an integrated affiliate ("Integrated Affiliate"). In the event that Seller (and Broker when applicable) is an Integrated Affiliate, Seller (and Broker when applicable) shall automatically be deemed to agree to the terms set forth in the Transaction Detail Screens effective when the terms pass from Seller's site (and Broker's site when applicable) to the Escrow.com site. Seller (and Broker when applicable) shall agree automatically to these General Escrow Instructions, the Terms of Use, the Transaction Escrow Instructions and any Supplemental Escrow Instructions effective when Buyer selects the "Agree" button, thereby attaching Buyer's Digital Identification.

12. Time Limits

Should the Escrow.com site or our services be unavailable, or if Buyer and Seller (and Broker when applicable) jointly desire to extend the Buyer Inspection Period or the Seller Inspection Period, then Escrow.com may, but shall not be obligated to, extend such times as set forth in the Transaction Escrow Instructions at Escrow.com's sole and absolute discretion, and Escrow.com will provide prompt email notification of any extension to all parties. With the exception of Escrow.com extensions, the Buyer Inspection Period and the Seller Inspection Period as set forth in these Instructions and the Transaction Escrow Instructions shall not be modified.

If, for any reason, you are unable to gain access to the Escrow.com site to inform Escrow.com of any acceptance, rejection or return of merchandise, then you must notify Escrow.com within the applicable time limit either by calling Escrow.com (949) 635-3800 or by emailing us from the support form. This notification will not be considered effective until Escrow.com acknowledges receipt by notifying Buyer and Seller (and Broker when applicable) via email or by updating the Transaction Detail Screen.

13. Timing of Payment

All Escrow Funds due to Buyer and Seller (and Broker when applicable) shall be paid as soon as possible following the Buyer's acceptance, Seller's acceptance, or the resolution of a dispute. In the event that Buyer makes any form of overpayment, we shall reimburse the overpayment upon the Close of Escrow. In the event that Buyer or Seller (and Broker when applicable) is overpaid for any reason, Buyer and Seller (and Broker when applicable) agree to promptly return the funds to Escrow.com. The payee agrees to pay any postage costs and/or wire fees if an alternate payment is requested. Buyer and Seller (and Broker when applicable) shall also hold Escrow.com harmless from any loss that may arise due to currency conversion.

14. Method of Payment

In the event Buyer chooses credit card as the method of payment, Escrow.com is hereby authorized to charge to Buyer's credit card at the time Buyer selects the Form of Payment from the Transaction Detail Screen. Buyer agrees to provide Escrow.com with any documentation required to validate Buyer's identity. Escrow.com reserves the right to refuse a credit card or other form of payment for any reason, and Escrow.com is under no obligation to disclose the reason for the credit card or other form of payment refusal. If a credit card or other form of payment is refused, the Transaction shall be considered cancelled 20 days after Escrow.com's notification to the Buyer of the refusal and Buyer's failure to cure within that period. All escrow fund disbursements shall be made to Seller, or Buyer in the case of a refund (and Broker when applicable), by mailing a trust account check, unless otherwise requested by the payee. Alternatively, the payee may receive a credit back to a credit card or other payment source if authorized to do so by the credit card company or other payment source.

15. Finality of Payment

Upon any payment or other disposition of the Escrow Funds, the Transaction shall be deemed closed and final with no further obligation on the part of Buyer, Seller, (and Broker when applicable) or Escrow.com. If after a Transaction is closed and Escrow.com has distributed proceeds, a Buyer (and Broker when applicable) who has made a payment with a credit card instructs a credit card company to stop payment or make a charge back so that Escrow.com does not receive the payment from the credit card company or the previous credit from the credit card company is reversed or "charged back", said action by Buyer (and Broker when applicable) is deemed to be a material breach of this agreement. The parties agree that if such a breach does occur after the Transaction closes liquidated damages in the amount of the stopped payment, reversal or charge back plus an additional $5,000 will be imposed ("Liquidated Damages"). The parties agree the Liquidated Damages amount set forth herein is reasonable in light of (1) the anticipated or actual harm caused by the breach; (2) the difficulties of proof of loss; and (3) the inconvenience or non-feasibility of otherwise obtaining an adequate remedy.

16. Escrow Funds

In accordance with California Financial Code Section 17409, all Escrow Funds shall be deposited in a non-interest trust account of IES, with any institution acceptable to the California Department of Business Oversight, and insured by the Federal Deposit Insurance Corporation (the "FDIC"). Buyer and Seller (and Broker when applicable) acknowledge that the maintenance of such escrow trust accounts may result in IES or an Escrow.com affiliate being provided with certain bank services, accommodations or other benefits by the bank. All such services, accommodations and other benefits shall accrue to the Escrow.com affiliates, and the Escrow.com affiliates shall have no obligation to account to Buyer or Seller (or Broker when applicable) or any other party to any escrow created hereunder for the value of such services, accommodations or other benefits.

Unless otherwise requested as specified herein, Escrow Funds do not earn interest for Buyer or Seller (or Broker when applicable). If Buyer or Seller (or Broker when applicable) anticipate an extended period of time before the Close of Escrow, Buyer or Seller (or Broker when applicable) may request in writing by email, and Escrow.com may approve, an instruction to have Escrow.com place the Escrow Funds into an interest bearing account for benefit of the Buyer or Seller (or Broker when applicable), as agreed upon in writing by all parties in compliance with California Financial Code Section 17409, (a "Special Account"). Said account shall be established at the bank wherein all IES trust monies are deposited. If this request is approved by Escrow.com, a one-time nonrefundable advance service charge of $100.00 will be charged to the party to whom the interest is due and payable.

17. Unclaimed Funds

To the extent permitted by law, Buyers or Sellers (or Brokers when applicable) registered with Escrow.com with a California address, Escrow Funds held on deposit for longer than twelve (12) months shall be charged an annual maintenance fee of fifty dollars ($50) (the "Maintenance Fee"), beginning with the last day of the twelfth month. Thereafter, the Maintenance Fee shall be charged on the last day of the twenty-fourth month, and finally on the last day of the thirty-sixth month. On the first day of the thirtyseventh month, Escrow.com shall have the right to escheat unclaimed Escrow Funds to the State of California pursuant to escheatment and unclaimed property laws.

For Buyers or Sellers (or Brokers when applicable) registered with Escrow.com with an Arizona address, Escrow Funds held on deposit for longer than twelve (12) months shall be charged a Maintenance Fee on the last day of months twelve, twenty-four, thirty-six, forty-eight and sixty. On the first day of the sixty-first month, Escrow.com shall have the right to escheat unclaimed Escrow Funds to the State of Arizona pursuant to escheatment and unclaimed property laws.

18. Communication Between Parties

Unless otherwise agreed upon by all parties, all communication from Escrow.com to Buyer and Seller (and Broker when applicable) may be by email to the last address provided in the user profile. Buyer and Seller agree to use the Escrow.com site to verify the accuracy of all email communications from Escrow.com. In accordance with California Civil Code Section 1633.15, an electronic record shall be deemed to be sent when the information is properly addressed or directed to its intended recipient, and either: (1) enters an information processing system outside the control of the sender; or (2) enters a region of an information processing system that is under the control of the recipient. If a party is unable to use the Escrow.com site after the Transaction is created and the terms agreed on, a party may contact Escrow.com by telephone at (949) 635-3800 during the hours of 8:00 a.m. to 4:00 p.m., Pacific Time, to make arrangements for alternative methods of signature and acknowledgment. Buyer, Seller, (Broker when applicable), and Escrow.com shall only be required to agree to employ alternative communication methods, which are reasonable accommodations under the circumstances of the Transaction. In accordance with California Civil Code Section 1633.5, if the Seller sells goods by both electronic and non-electronic means, and a Buyer purchases goods by an electronic transaction, the Buyer retains the right to refuse to conduct further transactions regarding the goods by electronic means. However, should Buyer invoke such right, Buyer, Seller (and Broker when applicable) and Escrow.com must agree and acknowledge the arrangement in writing. If such an agreement is not made, Escrow.com may consider the Transaction terminated.

19. Digital Identification

Escrow.com shall create issue and verify digital identifications for all parties involved in a Transaction ("Digital Identification"). In accordance with California Civil Code Section 1633.9, and the general provisions of the Uniform Electronic Transaction Act, Digital Identifications shall be considered "electronic signatures", attributable to the person as if the Digital Identification were the act of the person, and may be shown in any manner, including any security procedure employed for verification purposes.

Digital Identifications are attached to all accepted electronic documents, and all notification emails. Buyer's Digital Identification is attached to all accepted documents when the Buyer selects the "Agree" button. Seller's Digital Identification is attached to all electronic documents when the Seller selects the "Agree" button, and when documents are transmitted from Seller to the Escrow.com site. A Broker's Digital Identification is attached to all accepted documents when the Broker initiates the Transaction by providing the initial email addresses of the Buyer and Seller. Notwithstanding anything to the contrary, Escrow.com reserves the right to require ink signatures on hard copy documents, including these General Escrow Instructions and Transaction Escrow Instructions, at any time.

20. Our Rights; Disputes and Bankruptcy

If we believe in our sole, good faith opinion that the Transaction violates the terms of these General Escrow Instructions, or the Transaction violates or is likely to violate any applicable law, rule or regulation, then we may terminate the Transaction and seek court-ordered protection of the Escrow Funds in a court of competent jurisdiction by any court-ordered means, including but not limited to, an impound account and/or institution of a receiver.

If any dispute arises between the Buyer and Seller (and Broker when applicable) and such dispute is not resolved within a reasonable time, or if any conflicting demand shall be made upon Escrow.com, Escrow.com shall not be required to take any action until such time as Escrow.com receives written instructions signed by all parties. Escrow.com may take such action including but not limited to the institution of an arbitration proceeding or the filing of a judicial action as Escrow.com, in its sole discretion, elects to do. If Escrow.com is compelled to initiate arbitration and/or judicial proceedings to enforce the terms of these General Escrow Instructions including but not limited to any action to collect unpaid fees and/or enforce judgments in any jurisdiction Escrow.com will be entitled to reimbursement of attorney fees and costs incurred.

Should a Buyer or Seller file for bankruptcy protection in any U.S. Bankruptcy Court while either party has an escrow open with Escrow.com, or while Escrow.com holds title to a domain name or any other property or ongoing service which is the subject of an escrow, Escrow.com reserves the right to cancel such escrow and return the property to the Seller with no further instruction required from the parties.

21. Authority

The natural person who selects the "Agree" button at the bottom of this screen on behalf of the Buyer or Seller (or Broker when applicable) certifies that by selecting the "Agree" button, that Buyer or Seller (or Broker when applicable) is at least eighteen years of age and that he or she has read and agrees to be bound by the terms of these General Escrow Instructions, and the Transaction Escrow Instructions. If the natural person is acting on behalf of a corporation, limited liability company, partnership, trust or business entity of any type, by selecting the "Agree" button, he or she represents and warrants that he or she has the authority to bind said entity.

22. Services Not Included

The Buyer and Seller (and Broker when applicable) understand that the above escrow services DO NOT include any representation of warranty, either expressed or implied by Escrow.com, and that Escrow.com assumes no responsibility for the legality of the transaction, condition of the ownership, sufficiency of instruments conveying ownership, or agreements therefore. Payment of sales tax, utilities, future performances of Buyer and Seller (and Broker when applicable), transfer of any insurance policies or warranties, legality of the transaction or legal effect thereof or any other matters related to merchandise or this escrow NOT specifically included herein shall be considered outside of escrow and neither Escrow.com nor any of the Escrow.com affiliates shall have any further responsibility and/or liability for same.

23. Entire Agreement

In case of conflict between any of the terms of these General Escrow Instructions and our Terms of Use, or any of the agreements and any other agreements between any of the parties to a transaction, these General Escrow Instructions shall control. Any agreement between Buyer and Seller (and Broker when applicable) that is not reflected in either the Transaction Escrow Instructions, or these General Escrow Instructions, in no way bind Escrow.com or any of the Escrow.com affiliates. By submission below, Buyer and Seller (and Broker when applicable) agree to be bound by the terms of these General Escrow Instructions. Submission below shall constitute your Electronic Signature, as defined by the state of California's Uniform Electronic Transactions Act, to these General Escrow Instructions and the Transaction Escrow Instructions.

24. Governing Law; Venue

This Agreement will be construed in accordance with and governed exclusively by the laws of the State of California applicable to agreements made among California residents and to be performed wholly within such jurisdiction, regardless of such parties' actual domiciles. All parties submit to personal jurisdiction in

California, and venue in the County of Orange, State of California. The aforementioned choice of venue is intended by the parties to be mandatory and not permissive in nature. Each party hereby waives any right it may have to assert the doctrine of forum non conveniens or similar doctrine or to object to jurisdiction or venue with respect to any proceeding brought in accordance with these General Escrow Instructions.

25. Severability; Headings

If any provision herein is held to be invalid or unenforceable for any reason, the remaining provisions will continue in full force without being impaired or invalidated in any way. Headings are for reference purposes only and in no way define, limit, construe or describe the cope or extent of such section.

26. Force Majeure

If performance hereunder is interfered with by any condition beyond a party's reasonable control, the affected party will be excused from such performance to the extent of such condition.

27. Counterparts

These General Escrow Instructions may be executed in two or more counterparts, each of which will be deemed an original and all of which together will constitute one instrument. The parties may execute these General Escrow Instructions and forward an executed counterpart signature to the other party by electronic signature or fax and the party receiving such executed counterpart by electronic or faxed signature shall be authorized to attach it hereto as a legal and valid signature of such executing party, including electronic or fax signatures. However, if these General Escrow Instructions are executed in counterparts no signatory hereto shall be bound until all parties have duly executed a counterpart of these General Escrow Instructions. The parties hereto are authorized to treat an electronic or a faxed counterpart signature as a duplicate original signature for any and all purposes.

End of General Escrow Instructions.

Revised July 15, 2013.